File No. 82-3550


SUZANO
COMPANHIA SUZANO DE PAPEL E CELULOSE
BAHIA SUL CELULOSE S.A
Renewal

2003 FINANCIAL STATEMENTS

COMPANHIA SUZANO DE PAPEL E CELULOSE

Independent auditors' report

THE BOARD OF
DIRECTORS AND SHAREHOLDERS
COMPANHIA SUZANO DE PAPEL E CELULOSE
SÃO PAULO - SP

We have examined the balance sheets of Companhia Suzano de Papel e Celulose and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Suzano de Papel e Celulose and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value of Companhia Suzano de Papel e Celulose and the consolidated statements of cash flows and added value for the years ended December 31, 2003 and 2002 are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 16, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
ACCOUNTANT CRC 1SP141128/O-2

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

ASSETS	PARENT COMPANY 2003	PARENT COMPANY 2002	CONSOLIDATED 2003	CONSOLIDATED 2002
Current assets				
Cash and cash equivalents	343,839	214,191	1,332,451	1,342,062
Trade accounts receivable	184,748	208,594	412,148	408,822
Inventories	210,113	142,742	383,841	289,133
Dividends receivable	37,513	41,537	–	606
Credit from disposal of investment	–	–	–	503,287
Other accounts receivable	10,153	15,810	24,315	54,887
Recoverable taxes	31,129	18,125	45,147	28,173
Deferred income and social contribution taxes	21,829	22,070	62,137	129,086
Prepaid expenses	7,987	6,726	10,649	9,037
	847,311	**669,795**	**2,270,688**	**2,765,093**
Noncurrent assets				
Related parties	24,856	22,519	–	–
Recoverable taxes	22,681	9,302	26,345	9,302
Deferred income and social contribution taxes	83,869	93,385	187,899	266,198
Judicial deposits	8,937	8,380	23,979	20,987
Advances to suppliers	3,104	–	49,354	20,904
Other accounts receivable	7,683	1,694	10,767	2,980
	151,130	**135,280**	**298,344**	**320,371**
Permanent assets				
Investments	2,370,315	2,781,539	23,622	27,483
Property, plant and equipment	1,033,438	751,009	3,060,498	2,720,140
Deferred charges	9,805	9,079	345,340	389,354
	3,413,558	**3,541,627**	**3,429,460**	**3,136,977**
	4,411,999	**4,346,702**	**5,998,492**	**6,222,441**

See the accompanying notes to the financial statements

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
LIABILITIES	2003	2002	2003	2002
Current liabilities				
Trade accounts payable	97,429	60,504	152,479	91,184
Loans and financing	524,589	639,973	1,444,468	1,254,449
Taxes payable other than on income	4,323	7,628	8,978	13,895
Accrued salaries and payroll taxes	30,307	29,503	46,459	42,428
Accounts payable	22,381	24,060	84,115	79,536
Related parties	26,052	657,116	1,613	640,527
Dividends payable	117,786	67,415	120,503	70,228
Income and social contribution taxes	–	–	5,975	1,926
	822,867	**1,486,199**	**1,864,590**	**2,194,173**
Noncurrent liabilities				
Loans and financing	1,096,147	946,821	1,533,347	1,995,995
Related parties	–	10,338	–	–
Accounts payable	–	–	32,842	70,028
Deferred income and social contribution taxes	27,713	31,300	27,713	31,300
Provision for contingencies	81,023	47,294	105,501	76,643
	1,204,883	**1,035,753**	**1,699,403**	**2,173,966**
Minority interests			**115,606**	**99,343**
Shareholders' equity				
Share capital	1,287,737	1,137,737	1,287,737	1,137,737
Capital reserves	26,741	26,741	26,741	26,741
Revaluation reserves	34,281	41,719	34,281	41,719
Profit reserves	1,035,514	618,577	970,158	548,786
Treasury shares	(24)	(24)	(24)	(24)
	2,384,249	**1,824,750**	**2,318,893**	**1,754,959**

See the accompanying notes to the financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS, EXCEPT FOR THE NET INCOME PER SHARE)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Gross sales	1,583,995	1,422,818	2,708,258	2,333,285
Sales taxes	(183,115)	(205,875)	(230,335)	(264,870)
Net sales	1,400,880	1,216,943	2,477,923	2,068,415
Cost of sales	(846,594)	(678,028)	(1,347,294)	(1,112,127)
Gross profit	554,286	538,915	1,130,629	956,288
Operating (expenses) income				
Selling expenses	(131,094)	(113,301)	(140,471)	(126,802)
General and administrative expenses	(116,496)	(100,779)	(182,066)	(148,241)
Management fees	(12,475)	(13,672)	(19,346)	(19,389)
Financial expenses	3,538	(881,348)	94,795	(1,385,532)
Financial income	4,808	61,032	(17,942)	613,939
Interest on equity	355,435	451,118	(1,054)	
Amortization of goodwill	(41,687)	(31,560)	(41,687)	(31,560)
Other operating income, net	24,850	11,040	33,221	20,683
Operating income (loss)	641,165	(78,555)	856,079	(120,614)
Nonoperating result	21,280	17,791	13,592	8,900
Net income (loss) before income and social contribution taxes	662,445	(60,764)	869,671	(111,714)
Income and social contribution taxes	(80,362)	165,194	(258,988)	191,845
Net income before minority interests	582,083	104,430	610,683	80,131
Minority interests			(24,165)	(25,053)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	CAPITAL		
	SHARE CAPITAL	TAX INCENTIVE	TREASURY SHARES
Balances at January 1, 2002	53,945	23,224	347
Capital increase with reserves	600,055	–	–
Capital increase with assets	483,737	–	–
Cancelling of shares	–	–	–
Realization of revaluation reserve	–	–	–
Adjustments of deferred income and social contribution taxes on realization of revaluation reserve	–	–	–
Acquisition of treasury shares	–	–	–
Tax incentive on income tax	–	2,967	–
Realization of the reserve for unrealized profits	–	–	–
Net income for the year	–	–	–
Transfer between reserves - Law 10.303/01	–	–	–
Legal reserve	–	–	–
Proposed dividends	–	–	–
Special statutory reserve	–	–	–
Balances at December 31, 2002	1,137,737	26,191	347
Capital increase from public offering	150,000	–	–
Realization of revaluation reserve	–	–	–
Interest on shareholders' equity	–	–	–
Realization of the reserve for unrealized profits	–	–	–
Net income for the year	–	–	–
Legal reserve	–	–	–
Proposed dividends	–	–	–
Special statutory reserve	–	–	–
Balances at December 31, 2003	1,287,737	26,191	347

The book value per share at December 31, 2003 was R$ 8.72.

See the accompanying notes to the financial statements.

	REVALUATION RESERVES ON ASSETS FROM		PROFIT RESERVES					
SPECIAL MONETARY CORRECTION	OWN ASSETS	SUBSIDIARY AND AFFILIATES	LEGAL RESERVE	SPECIAL STATUTORY	UNREALIZED PROFITS	TREASURY SHARES	RETAINED EARNINGS	TOTAL
203	**49,025**	**5,116**	**69,986**	**805,072**	**307,282**	**(13,297)**	**-**	**1,300,903**
-	-	-	-	(600,055)	-	-	-	-
-	-	-	-	-	-	-	-	483,737
-	-	-	-	(13,297)	-	13,297	-	-
-	(7,585)	(4,858)	-	-	-	-	12,443	-
-	21	-	-	-	-	-	-	21
-	-	-	-	-	-	(24)	-	(24)
-	-	-	-	-	-	-	-	2,967
-	-	-	-	-	(169,928)	-	169,928	-
-	-	-	-	-	-	-	104,430	104,430
-	-	-	-	103,015	(103,015)	-	-	-
-	-	-	5,222	-	-	-	(5,222)	-
-	-	-	-	-	-	-	(67,284)	(67,284)
-	-	-	-	214,295	-	-	(214,295)	-
203	**41,461**	**258**	**75,208**	**509,030**	**34,339**	**(24)**	**-**	**1,824,750**
-	-	-	-	-	-	-	-	150,000
-	(7,438)	-	-	-	-	-	7,438	-
-	-	-	-	-	-	-	(55,000)	(55,000)
-	-	-	-	-	(34,339)	-	34,339	-
-	-	-	-	-	-	-	582,083	582,083
-	-	-	29,104	-	-	-	(29,104)	-
-	-	-	-	-	-	-	(117,584)	(117,584)
-	-	-	-	422,172	-	-	(422,172)	-
203	**34,023**	**258**	**104,312**	**931,202**	**-**	**(24)**	**-**	**2,384,249**

STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
SOURCES OF FUNDS				
From operations				
Net income for the year	582,083	104,430	610,683	80,131
Items not affecting working capital:				
Depreciation, depletion and amortization	82,187	66,943	178,265	158,160
Net book value of permanent assets disposed	6,616	37,321	21,418	18,823
Deferred income and social contribution taxes	5,929	(70,435)	74,712	(91,605)
Provision for contingencies	21,148	34,741	16,276	9,017
Interest on equity in subsidiaries and affiliates	(355,435)	(451,118)	1,054	–
Amortization of goodwill	41,687	31,560	41,687	31,560
Dividends from subsidiaries	71,585	48,851	–	–
Interest, exchange and monetary variation of noncurrent assets and liabilities, net	(146,876)	544,167	(308,601)	637,784
Resourses from operations	**308,924**	**346,460**	**635,484**	**843,870**
From shareholders's				
Capital increase	150,000	483,737	150,000	483,737
From third parties				
Noncurrent loans and financing	783,686	246,444	1,000,830	473,568
Noncurrent trade accounts payable	–	–	–	62,520
Capital decrease in subsidiary	653,309	–	–	–
Credit from disposal of investment	–	–	–	503,287
Income tax incentive	–	462	–	462
Decrease in noncurrent assets	–	17,204	8,771	50,419
	1,436,995	**264,110**	**1,009,601**	**1,090,256**
Total sources	**1,895,919**	**1,094,307**	**1,795,085**	**2,417,863**

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
APPLICATION OF FUNDS				
Permanent Assets				
Increase in investments	1,400	485,754	1,718	488,261
Increase in property, plant and equipment	374,451	180,807	540,804	359,558
Additions to deferred charges	2,404	6,813	3,975	11,473
	378,255	**673,374**	**546,497**	**859,292**
Noncurrent assets	18,228	10,612	37,590	24,418
Interest on shareholders' equity	55,000		55,000	
Dividends paid and to be paid	117,584	67,284	122,265	73,238
Transfer of noncurrent liabilities to current liabilities	486,004	1,060,554	1,198,555	1,179,547
Total applications	**1,055,071**	**1,811,824**	**1,959,907**	**2,136,495**
Increase (decrease) in working capital	**840,848**	**(717,517)**	**(164,822)**	**281,368**
Changes in working capital				
Current assets				
At the end of the year	847,311	669,795	2,270,688	2,765,093
At the beginning of the year	669,795	378,578	2,765,093	1,554,400
	177,516	**291,217**	**(494,405)**	**1,210,693**
Current liabilities				
At the end of the year	822,867	1,486,199	1,864,590	2,194,173
At the beginning of the year	1,486,199	477,465	2,194,173	1,264,848
	663,332	**(1,008,734)**	**329,583**	**(929,325)**
Increase (decrease) in working capital	**840,848**	**(717,517)**	**(164,822)**	**281,368**

See the accompanying notes to the financial statements.

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income for the year	582,083	104,430	610,683	80,131
Adjustments to reconcile net income to cash generated by operating activities				
Depreciation, depletion and amortization	82,187	66,943	178,255	158,160
Result on sale of fixed assets	(6,226)	(46,145)	(12,520)	(6,651)
Interest on equity interest in subsidiaries and affiliates	(355,435)	(451,118)	1,054	–
Amortization of goodwill	41,687	31,560	41,687	31,560
Dividends from subsidiaries	71,585	48,851	–	–
Interest, exchange and monetary variation, net	(250,063)	742,768	(291,575)	559,131
Provision for contingencies	21,148	28,763	16,276	34,092
Deferred income and social contribution taxes	6,170	(89,909)	141,661	(121,256)
Changes in assets and liabilities				
Decrease (increase) in trade accounts receivable	23,846	(38,800)	(3,326)	(133,591)
Increase in other current and noncurrent assets	(91,631)	(41,537)	(132,698)	(91,970)
Increase (decrease) in other current liabilities and noncurrent liabilities	86,776	(99,332)	59,513	14,595
Net cash from operating activities	**212,127**	**256,474**	**609,010**	**524,201**
Cash flows from investing activities				
Increase in investments	(1,400)	(485,754)	(1,718)	(488,261)
Increase in property, plant and equipment	(374,451)	(180,807)	(540,804)	(359,558)
Additions to deferred charges	(2,404)	(6,813)	(3,975)	(11,473)
Capital decrease on subsidiary	653,309	–	–	–
Credit from disposal of investment	–	–	503,287	–
(Loss) gain credit from disposal of investment	–	–	(83,330)	213,195
Income tax incentive	–	462	–	462
Proceeds generated from sale of fixed assets	12,842	83,466	33,938	25,475
Net cash from (used in) investing activities	**287,896**	**(589,446)**	**(92,602)**	**(620,160)**
Cash flows from financing activities				
Payment of dividends	(67,213)	(50,185)	(71,990)	(52,993)
Interest on shareholders' equity	(55,000)	–	(55,000)	–
Proceeds from loans and financing	979,772	582,600	1,428,762	1,085,452
Payment on loans and financing	(1,377,934)	(489,405)	(1,302,924)	(1,270,501)
Payments on loans and financing - Parent company	–	–	(653,309)	–
Capital integralization	150,000	483,737	150,000	483,737
Net cash (used in) from financing activities	**(370,375)**	**526,747**	**(504,461)**	**245,695**
Effects of exchange rate variation on cash and cash equivalents	–	–	(21,558)	280,109
Increase (decrease) in cash and cash equivalents	129,648	193,775	(9,611)	429,845
At the beginning of the year	214,191	20,416	1,342,062	912,217
At the end of the year	343,839	214,191	1,332,451	1,342,062

See the accompanying notes to the financial statements.

STATEMENTS OF ADDED VALUE

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Revenues				
Sales of products and services	1,583,995	1,422,818	2,708,258	2,333,284
Other operating income	26,905	24,399	37,262	34,518
Provision for doubtful accounts	5,374	(5,651)	3,793	(5,651)
Nonoperating result	3,828	17,791	13,592	(21,692)
	1,620,102	**1,459,357**	**2,762,905**	**2,340,459**
Inputs acquired from third parties				
Raw materials consumed	486,979	328,807	609,021	430,321
Materials, energy and third-party services	410,636	399,612	697,579	597,924
Gross added value	**722,487**	**730,938**	**1,456,305**	**1,312,214**
Retentions				
Depreciation, depletion and amortization	82,187	66,943	178,255	158,160
Net added value generated by the Company	**640,300**	**663,995**	**1,278,050**	**1,154,054**
Added value from transfers				
Interest on equity in subsidiaries and affiliates	355,435	451,118	(1,054)	
Amortization of goodwill	(41,687)	(31,560)	(41,687)	(31,560)
Dividends received on investments at cost	59	71	61	71
Financial income	9,510	63,956	(13,366)	600,833
Added value for distribution	**963,617**	**1,147,580**	**1,222,004**	**1,723,398**
Distribution of added value				
Payroll and related charges	178,726	159,436	280,304	250,616
Taxes and contributions	189,120	(11,697)	399,010	6,258
Interest and financial charges, net	967	881,348	(90,368)	1,369,501
Rent	12,722	14,063	22,375	16,892
Dividends and interest on shareholders' equity	172,584	24,802	177,182	27,610
Retained earnings	409,499	79,628	433,501	52,521
	963,617	1,147,580	1,222,004	1,723,398

See the accompanying notes to the financial statements.

Notes to the financial statements

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSAND OF REAIS)

1 OPERATIONS

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short-fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 PRESENTATION OF THE FINANCIAL STATEMENT

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies

a **Income statement**: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

b **Accounting estimates**: The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

c **Foreign currency**: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d **Derivative financial instruments**: A Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The use of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e **Interest earning bank deposits**: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

f **Provision for doubtful accounts**: Established at an amount considered sufficient by management to cover any possible losses arising on collection of accounts receivable.

g **Inventories**: Stated at the average cost of acquisition or production, which does not exceed market value.

h **Investments:** Investments in subsidiaries were valued using the equity method and the others were recorded at cost deducted by a provision for loss, when applicable. Other investments were valued at cost, less a provision for devaluation, when applicable.

i **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges and increased due to revaluation). Depreciation is provided using the straight-line method based on the depreciation rate mentioned in Note 12.
The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

j **Deferred charges:** Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated, goodwill is based on future economic benefits and is amortized over a 10-year period.

k **Rights and obligations:** Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

l **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m **Income and social contribution taxes:** Income and social contribution taxes on the profit for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. The current tax rates are as follows:
Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
Social contribution tax - Computed at the rate of 9% of adjusted taxable income.
The deferred tax asset resulting from tax losses carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371/02.

n **Revaluation reserves:** These reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated against retained earnings.

o **Statements of cash flows:** The Company is presenting as supplementary information the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

p **Statements of added value:** The company is presenting as supplementary information the statements of added value (DVA), prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, which have the objective of demonstrating the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements, which contributed to its generation. All the information presented has been obtained from the accounting records of the Company and its subsidiaries.

Certain information for the year ended on December 31, 2002 were reclassified in order to ensure better comparability, in compliance with the current financial statements presentation.

3 CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

EMPRESAS	HEADQUARTER (COUNTY)	OWNERSHIP PERCENTAGE DIRECT AND INDIRECT (%) 2003	2002
Bahia Sul Celulose S.A.	**Brazil**	**94.10**	**93.88**
Bahia Sul America Inc.	United States of America	100.00	100.00
Bahia Sul International Trading Ltd.	Cayman Island	100.00	100.00
Suzanopar Investimentos Ltd.	**Bahamas**	**100.00**	**100.00**
Suzanopar International S.A.	Uruguay	100.00	100.00
CSPC Overseas Ltd.	Cayman Island	100.00	100.00
Comercial e Agrícola Paineiras Ltda.	**Brazil**	**100.00**	**100.00**
Nemo International	**Cayman Island**	**100.00**	**100.00**
Sun Paper and Board Limited	England	100.00	100.00
Nemotrade Corporation	United States of America	100.00	100.00
Stenfar S.A. Indl. Coml. Imp. Exp.	**Argentina**	**100.00**	**100.00**

The year-end of the subsidiaries included in the consolidated financial statements are the same as that of the Parent company.

As supplementary information, Note 11 presents selected financial statements of the subsidiaries included in consolidation.

Description of main consolidation procedures

a Elimination of intercompany asset and liability account balances;

b Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d Elimination of charges of taxes over unearned income and presented as deferred tax in the consolidated financial statements; and

e Identification of minority interests in the consolidated financial statements.

Conciliation of the net income for the year and shareholders' equity between consolidated and Parent Company

	NET INCOME FOR THE YEAR 2003	2002	SHAREHOLDERS' EQUITY 2003	2002
CONSOLIDATED	586,518	55,078	2,318,893	1,754,959
Elimination of (unrealized) realized income generated by the Parent Company in transactions with subsidiaries	(32,181)	80,365	73,363	109,117
Income and social contribution taxes on the eliminations above	27,898	(29,646)	(8,007)	(39,478)
Adjustments in shareholders' equity of subsidiaries and others	(152)	(1,367)	-	152
Parent Company	[illegible]	[illegible]	[illegible]	[illegible]

COMPANHIA SUZANO DE PAPEL E CELULOSE S.A.

4 CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Cash and banks	19,043	10,107	199,516	173,188
Interest earning bank deposits	324,796	204,084	1,132,935	1,168,874
	[illegible]	[illegible]	[illegible]	[illegible]

The interest earning bank deposits refer substantially to bank deposit certificates, remunerated at rates that vary from 99% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, Certificates of Bank Deposits (CDI) with swap for US dollars, at an average rate of 3.54% per annum plus exchange variations of the US dollar, and overseas deposits, remunerated at the average rate of 1.53% per annum plus exchange variation of the US dollar.

5 TRADE ACCOUNTS RECEIVABLE

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Domestic	189,961	225,859	239,200	275,956
Foreign	185,883	136,699	222,401	216,774
Export bills discounted	(179,206)	(136,699)	(27,796)	(53,514)
Allowance for doubtful accounts	(11,890)	(17,265)	(21,657)	(30,394)
	[illegible]	[illegible]	[illegible]	[illegible]

6 INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Finished goods	105,540	60,274	207,919	143,184
Work in process	14,243	13,409	15,988	15,760
Raw materials	32,074	27,614	52,709	48,261
Maintenance and other materials	58,256	41,445	107,225	81,928
	[illegible]	[illegible]	[illegible]	[illegible]

7 CREDIT FROM DISPOSAL OF INVESTMENT - CONSOLIDATED

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

8 RECOVERABLE TAXES

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Recoverable social contribution tax	4,855	2,841	4,956	2,940
Recoverable income tax	14,263	10,184	23,712	17,012
Employees' Profit Participation Program - PIS	121		2,809	572
Value added tax (ICMS) on acquisition of property, plant and equipment	34,145	13,727	39,031	16,288
Other	426	675	984	663
	53,810	**27,427**	**71,492**	**37,475**
Amount classified as current assets	31,129	18,125	45,147	28,173
Noncurrent assets	22,681	9,302	26,345	9,302

9 DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The recorded deferred income and social contribution taxes are derived from:

	PARENT COMPANY		CONSOLIDATED	
ASSETS	2003	2002	2003	2002
Tax loss carry-forward	25,771	50,996	112,935	238,954
Negative basis of social contribution	13,201	21,256	44,785	77,208
Temporary differences				
- Provisions	43,998	30,897	69,588	66,816
- Goodwill amortization	22,728	12,306	22,728	12,306
	105,698	**115,455**	**250,036**	**395,284**
Amount classified as current assets	21,829	22,070	62,137	129,086
Noncurrent assets	83,869	93,385	187,899	266,198

	PARENT COMPANY		CONSOLIDATED	
LIABILITIES	2003	2002	2003	2002
Accelerated depreciation	11,064	10,820	11,064	10,820
Revaluation reserve	16,413	20,244	16,413	20,244
Goodwill	236	236	236	236
	27,713	31,300	27,713	31,300

The composition of the accumulated tax loss carry-forward and negative basis of social contribution is presented below:

	PARENT COMPANY		CONSOLIDATED	
LIABILITIES	2003	2002	2003	2002
Tax losses carry-forward	103,083	204,218	476,809	902,201
Negative basis of social contribution	146,676	236,404	495,379	798,794
	249,759	440,622	972,188	1,700,995

The credits resulting from balances of tax losses carry forwards and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 10,861 for both of the two taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371/02, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution tax, with no statutory limitation. The carrying value of the deferred tax asset is reviewed annually by the Company and no adjustments arose as a result of this process at year-end. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Based on this technical analysis of future taxable income, the Company estimates to utilize these tax credits in the following years:

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
2003		22,070		129,086
2004	21,829	24,400	62,137	81,536
2005	33,336	29,500	54,008	75,200
2006	39,246	35,300	57,598	79,500
2007	11,287	4,185	21,761	29,962
2008	–	–	11,629	–
2009 to 2012	–	–	42,903	–
	105,698	115,455	250,036	395,284

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

Income Tax - Reduction of 75% ADENE

The subsidiary Bahia Sul Celulose S.A. was granted a tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, in 2003 was R$ 77,679.

Reconciliation between tax expense and social contribution

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented as follows:

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Profit (loss) before income and social contribution taxes	662,445	(60,764)	869,671	(111,714)
Exclusion of the equity interest	(355,435)	(451,118)	1,054	–
Profit (loss) after exclusion of the equity interest in subsidiaries	**307,010**	**(511,882)**	**870,725**	**(111,714)**
Income and social contribution taxes calculated by the combined rates of 34%	(104,383)	174,040	(296,047)	37,983
Analysis of the effective tax rate for income tax and social contribution				
Profits from foreign subsidiaries (1)	(2,706)	(4,289)	–	–
Nontaxable income of foreign subsidiaries	–	–	(43,250)	147,894
Interest on shareholders' equity	18,700	–	18,700	–
Tax-exempt income and (nondeductible expenses)	5,017	(12,203)	(3,650)	1,327
Income tax effect on unrealized profit earned in transactions with subsidiaries	–	–	(18,521)	6,757
Recognition (exclusion) of prior years credits	–	–	2,991	(9,671)
Tax incentives - ADENE	–	–	77,679	–
Tax incentives - Others	3,054	–	3,060	–
Recovery of taxes	–	7,861	–	7,861
Others	(44)	(215)	50	(306)
Income and social contribution taxes (charge)/credit included in the statement of income	(80,362)	165,194	(258,988)	191,845

(1) The taxable income from its foreign subsidiaries was determined, in accordance with Provisional Measure 2158-34/01 for Brazilian tax purposes.

10 INVESTMENTS

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Investments in subsidiaries	2,032,958	2,398,271	–	–
Goodwill (1)	319,772	363,400	–	–
Other investments	24,385	25,406	30,422	33,021
Provision for losses	(6,800)	(5,538)	(6,800)	(5,538)

(1) Refers mainly to the goodwill on the acquisition of shares detained by Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., occurred in May 2001, and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company on September 2002, justified by the expected profitability of the operations, and amortized over a ten-year period.

	SUBSIDIARIES						AFFILIATE COMPANY	
	SUZANOPAR INVESTIMENTOS LTDA	BAHIA SUL CELULOSE S.A.	NEMO INTERNATIONAL	STENFAR S.A.I.C.	COMERCIAL E AGRÍCOLA PAINEIRAS LTDA	SUZANO TELECOM LTDA	PAKPRINT	TOTAL
a) Participation held								
December 31, 2002								
Voting capital	100%	100%	100%	100%	100%	100%	10%	
Capital share	100%	93.88%	100%	100%	100%	100%	10%	
December 31, 2003								
Voting capital	100%	100%	100%	100%	100%	-	10%	
Capital share	100%	94.10%	100%	100%	100%	-	10%	
b) Subsidiaries information								
Net equity adjusted	165,709	1,959,224	18,725	(30,989)	8,376	-	-	
Net income adjusted	6,796	409,526	4,575	7,048	(2,777)	-	-	
c) Investments								
Balances on January 1, 2002	544,786	1,098,216	8,963	-	11,213	1	1,025	1,664,204
Acquisitions and subscriptions		483,737						483,737
Goodwill on acquisitions		(151,912)						(151,912)
Dividends		(48,851)						(48,851)
Equity interest	297,379	145,455	8,344	-	(60)			451,118
Other		(24)				(1)		(25)
Balances on December 31, 2002	842,165	1,526,621	17,307	-	11,153	-	1,025	2,398,271
Acquisitions and subscriptions		2,101					105	2,206
Capital decrease	(653,309)							(653,309)
Negative goodwill on acquisitions		1,940						1,940
Dividends		(71,585)						(71,585)
Equity interest	(23,147)	380,469	1,418		(2,777)		(528)	355,435
Balances on December 31, 2003	165,709	1,839,546	18,725	-	8,376	-	602	2,032,958

BALANCE SHEET AND INCOME STATEMENT OF CONSOLIDATED COMPANIES

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	CIA. SUZANO DE PAPEL E CELULOSE
Assets	
Current assets	847,311
Noncurrent assets	151,130
Permanent assets	3,413,558
Investments	2,370,315
Property, plant and equipment	1,033,438
Deferred charges	9,805
	4,411,999
Liabilities	
Current	822,867
Noncurrent	1,204,883
Minority interests	
Shareholders' equity	2,384,249
	4,411,999
Income statement	
Net sales	**1,400,880**
Cost of sales	(846,594)
Gross profit	**554,286**
Operating income (expenses)	86,879
Operating result	**641,165**
Nonoperating income	21,280
Income and social contribution taxes	(80,362)
Minority interests	
Net profit (loss) for the year	**582,083**

2003								2002
BAHIA SUL CELULOSE S.A. (CONSOLIDATED)	COMERCIAL E AGRICOLA PAINEIRAS LTDA.	SUZANOPAR INVESTIMENTOS (CONSOLIDATED)	NEMO INTERNATIONAL (CONSOLIDATED)	STENFAR S.A.I.C.	COMBINED	ELIMINATIONS	CONSOLIDATED	CONSOLIDATED
1,167,075	1,859	341,679	178,464	16,967	2,553,355	(282,667)	2,270,688	2,765,093
168,057	4,246	–	10	–	323,443	(25,099)	298,344	320,371
2,068,346	28,058	4,588	621	2,588	5,517,759	(2,088,299)	3,429,460	3,136,977
777	68	4,588	–	–	2,375,748	(2,352,126)	23,622	27,483
2,051,816	27,990	–	621	2,578	3,116,443	(55,945)	3,060,498	2,720,140
15,753	–	–	–	10	25,568	319,772	345,340	389,364
3,403,478	**34,163**	**346,267**	**179,095**	**19,555**	**8,394,557**	**(2,396,065)**	**5,998,492**	**6,222,441**
949,806	2,787	180,558	160,298	50,544	2,166,860	(302,270)	1,864,590	2,194,173
494,448	23,000	–	72	–	1,722,403	(23,000)	1,699,403	2,173,966
						115,606	115,606	99,343
1,959,224	8,376	165,709	18,725	(30,989)	4,505,294	(2,186,401)	2,318,893	1,754,959
3,403,478	**34,163**	**346,267**	**179,095**	**19,555**	**8,394,557**	**(2,396,065)**	**5,998,492**	**6,222,441**
1,073,655	–	347,567	418,031	36,500	3,276,633	(798,710)	2,477,923	2,068,415
(505,196)	–	(347,498)	(408,152)	(30,478)	(2,137,918)	790,623	(1,347,295)	(1,118,373)
568,459	**–**	**69**	**9,879**	**6,022**	**1,138,715**	**(8,087)**	**1,130,628**	**950,042**
(12,902)	(4,687)	6,727	(4,126)	5,035	76,926	(351,476)	(274,550)	(1,070,656)
555,557	**(4,687)**	**6,796**	**5,753**	**11,057**	**1,215,641**	**(359,563)**	**856,078**	**(120,614)**
5,931	412	–	–	–	27,623	(14,031)	13,592	8,900
(151,962)	1,498	–	(1,178)	(4,009)	(236,013)	(22,975)	(258,988)	191,845
					–	(24,164)	(24,164)	(25,053)
409,526	**(2,777)**	**6,796**	**4,575**	**7,048**	**1,007,251**	**(420,733)**	**586,518**	**55,078**

12 PROPERTY, PLANT AND EQUIPMENT

Parent Company

		2003			2002
	ANNUAL AVERAGE RATE OF DEPRECIATION	COST	DEPRECIATION	NET	NET
Buildings	4.26%	134,217	(78,612)	55,605	47,374
Machinery and equipment	6.45%	1,269,127	(771,186)	497,941	345,407
Others	18.41%	91,805	(54,962)	36,843	40,466
Land and farms	–	81,117	–	81,117	72,887
Timber resources	–	138,397	–	138,397	122,428
Construction-in-progress	–	223,535	–	223,535	122,447
		1,938,198	(904,760)	1,033,438	751,009

Consolidated

		2003			2002
	ANNUAL AVERAGE RATE OF DEPRECIATION	COST	DEPRECIATION	NET	NET
Buildings	3.23%	615,061	(244,541)	370,520	362,328
Machinery and equipment	4.08%	2,987,135	(1,304,367)	1,682,768	1,545,604
Others	18.62%	126,100	(75,583)	50,517	56,426
Land and farms	–	255,276	–	255,276	247,395
Timber resources	–	392,694	–	392,694	346,894
Construction-in-progress	–	308,723	–	308,723	161,493
		4,684,989	(1,624,491)	3,060,498	2,720,140

13 DEFERRED CHARGES

Parent Company

	2003			2002
	COST	AMORTIZATION	NET	NET
Software implementation costs	9,227	(1,491)	7,736	5,864
Others	2,663	(594)	2,069	3,215
	11,890	(2,085)	9,805	9,079

Consolidated

	2003			2002
	COST	AMORTIZATION	NET	NET
Goodwill / (Negative goodwill) on acquisition of the subsidiary	410,683	(90,911)	319,772	363,400
Software implementation costs	33,026	(9,537)	23,489	22,365
Others	2,673	(594)	2,079	3,589
	446,382	(101,042)	345,340	389,354

14 LOANS AND FINANCING

	INDEX	ANNUAL AVERAGE RATE OF INTEREST	PARENT COMPANY 2003	PARENT COMPANY 2002	CONSOLIDATED 2003	CONSOLIDATED 2002
Property, plant and equipment:						
BNDES - Finem	TJLP (1)	10.11%	195,642	112,048	391,755	343,107
BNDES - Finem	Basket of currencies (1)	10.41%	43,530	6,802	62,314	34,810
BNDES - Finame	TJLP (1)	9.53%	36,208	39,105	41,779	45,408
BNDES - Automatic	TJLP (1)	9.14%	4,340	6,319	5,327	7,980
Working capital:						
Advances on export contracts	US$	5.04%	1,188,430	1,209,930	2,087,253	2,223,104
Syndicated loan	US$ (2)	3.78%			220,744	363,499
Resolution 63	US$	13.23%	70,967	143,303	70,967	143,303
Credit line FMO	US$	8.72%	39,846	30,760	39,846	30,760
BNDES - Exim	TJLP	LIBOR + 6.04%		14,175		14,175
Imports financing	US$	3.55%	41,773	24,352	46,062	24,352
Others	US$				11,768	19,946
			1,620,736	1,586,794	2,977,815	3,250,444
Current liabilities			524,589	639,973	1,444,468	1,254,449
Noncurrent liabilities			1,096,147	946,821	1,533,347	1,995,995

The loans and financing mature as follows:

	PARENT COMPANY 2003	PARENT COMPANY 2002	CONSOLIDATED 2003	CONSOLIDATED 2002
2004	-	353,044	-	949,518
2005	418,293	329,793	629,609	533,532
2006	283,404	219,834	438,752	393,044
2007	144,492	17,632	169,709	47,649
2008	94,348	26,518	104,775	72,252
2009	73,439		88,444	-
2010 onwards	82,171		102,058	-
	1,096,147	946,821	1,533,347	1,995,995

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. During the third quarter of 2003, the Company antecipated the payment of US$ 25 million for such financing. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

15 RELATED PARTIES

	ASSETS				LIABILITIES		SALES	
	CURRENT		NONCURRENT		CURRENT		(PURCHASE)	
	TRADE ACCOUNTS RECEIVABLE	DIVIDENDS	LOANS	OTHERS DEBTORS	ACCOUNTS PAYABLE	LOANS	PRODUCTS AND SERVICES	FINANCIAL CHARGES
Consolidated companies								
Bahia Sul Celulose S.A.		37,513		13	17,596		(48,252)	(3,076)
Bahia Sul International Trading Ltd.	4,818				6,500			
Comercial e Agrícola Paineiras Ltda.			2,000	21,000	243		(2,557)	
Suzanopar International S.A.			1,812	31				
CSPC Overseas	154,299					51,688	347,896	(6,513)
Sun Paper & Board	3,438				100		4,443	
Stenfar S.A. Indl. Coml. Imp. Exp.	3,568						24,855	
	166,123	37,513	3,812	21,044	24,439	51,688	326,385	(9,589)
Nonconsolidated companies								
Suzano Holding S.A.	46				1,558		45	(8,018)
SPP Agaprint Indl. e Coml. Ltda.	6,863				50		17,239	
Central Distribuidora de Papéis Ltda.	6,892						23,959	
Nemonorte Imóveis e Participações Ltda.					5		(261)	
Consolidated	**13,801**				**1,613**		**40,983**	**(8,018)**
Parent Company	**179,924**	**37,513**	**3,812**	**21,044**	**26,052**	**51,688**	**367,368**	**(17,607)**

The main balances of assets and liabilities on December 31, 2003, as well as the transactions, which influenced the income for the year, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at December 31, 2003 a financial investment totaling R$ 36.4 million to be used in the servicing of this transaction. This amount is classified in "Cash and cash equivalents".

During 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 162,385 (R$ 126,944 in 2002) that were exported simultaneously in the amount of R$ 154,471 (R$ 124,498 in 2002). The net effect between the Company exports and the products transferred from its subsidiary company for R$ 4,914 (R$ 2,446 in 2002) is shown as financial expense, taking into consideration that it represents part for the cost this financing.

This contract states that in case of the nonattainment of any defined financial ratios, there will be a restriction on the distribution of a dividend higher than the minimum obligatory dividend. At the end of the year, the Company was in accordance with all request financial ratios.

In May 2001, Suzano Holding S.A., its Parent Company, transferred to this Company a loan obtained abroad amounting to US$ 160 million, with maturity date on October 2006 and interest of 7.90% per annum.

In February 2003, the Company paid the foreign loan, in order to eliminate foreign exchange uncertainties and its fiscal effects. In order to do so, Suzanopar Investimentos Ltd. acquired the credit originally held by the lender bank against Suzano Holding S.A., using its own funds, and subscribed capital of a subsidiary

created specifically for this purpose, and whose shares were then transferred as deemed necessary by Suzano Holding S.A.

Through this transaction, the Company settled the transfer from Suzano Holding S.A., which retained the foreign loan with its own subsidiary company. The costs arising from the loan originally transferred are the responsibility of the Company, as described in the original contract.

The effects of this transaction are shown in the balance sheet dated December 31, 2002 through the presentation of the loan in the amount of R$ 640,507 under current liabilities.

16 PROVISION FOR CONTINGENCIES

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Tax and social security				
PIS/COFINS	26,170	8,043	41,106	20,030
PIS half-yearly payment	37,491	21,608	37,491	21,608
ICMS	4,441	4,441	7,441	16,148
INSS	–	847	–	847
	68,102	34,939	86,038	58,633
Labor and civil	12,921	12,355	19,463	18,010
	81,023	47,294	105,501	76,643

These provisions are recognized to provide for probable losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel as follows:

PIS/COFINS - A provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation basis (charged on other income). The Company has judicial deposits, in the consolidated, in the amount of R$ 1,573 for PIS and R$ 13,049 (R$ 10,606 in 2002) for COFINS;

PIS half-yearly payment - The Company entered with a judicial suit aimed at recovering the amounts of PIS collected in excess, recognized due to the fact that the law that altered the criteria for computation of the aforementioned tax has been declared unconstitutional by the higher courts. In a first instance, it recognized the credit. Based on a preliminary decision, it offset such amount with IPI and COFINS debits. A recent decision in the second instance withdrew monetary correction from the credit (reducing it to approximately R$ 18.4 million) and at the same time defined that the offsetting could only be made against debits resulting from current PIS. This new decision is being contested in the higher courts; and

ICMS - Provisions related to tax assessments that are in the process of defense or administrative appeal. In December 2003, the Company, through its subsidiary Bahia Sul Celulose S.A., based on Law 8887/03, paid, without fines and interest, the amount of R$ 11,488, related to two tax assessment notices, thus, from judicial refutations or actions of any nature in this respect.

17 ACCOUNTS PAYABLE - LAND AND FORESTS - CONSOLIDATED

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other accounts payable" in current and noncurrent liabilities, at December 31, 2003, amount to R$ 32,770 and R$ 32,842, respectively (R$ 29,641 and R$ 62,520 in 2002).

18 SHARE CAPITAL

a Capital

The capital subscribed and paid in at December 31, 2003 is represented by 102,374,458 (97,374,458 in 2002) common shares and 171,145,326 (161,145,326 in 2002) preferred shares, all nominal and with no par value. The Directors' Board, in a meeting held on November 26, 2003, homologated an increase in the Company's capital, in view of the full subscription, in the amount of R$ 150,000 through the public issue of 5,000,000 common shares and 10,000,000 preferred shares, all nominal and with no par value. Consequently, the Company's capital was increased from R$ 1,137,737 to R$ 1,287,737 (see Note 26).

b Reserves

Legal reserve: In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Statutory reserve: The special reserve for the future capital increase, in the amount of 90% of the amount that remains after the allocation of the legal reserve and the dividends, limited to 95% of the capital, with the purpose of assuring adequate operational conditions and guaranteeing continuity of the annual distribution of dividends.

The destination of the net profit to reserves and the corresponding amounts are presented in the statements of changes in shareholders' equity.

Revaluation reserve: The reserve was constituted as a result of the revaluations of fixed assets recorded by the parent company, subsidiaries and associated companies, based on an appraisal report prepared by independent valuers. The corresponding income tax and social contribution are recorded in noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets against retained earnings, net of taxes.

c Dividends

Preferred shares have no voting rights and have priority in the distribution of dividends, which are at least 10% higher than those attributed to common shares, in conformity with item I of article 17 of Law 6404/76, with the new wording of Law 9457/97. The articles of association determine the distribution of a minimum dividend of 25% of the net profit for the year, adjusted in accordance with article 202 of Law 6404/76.

The dividends were calculated as follows:

	2003	2002
Net income for the year	582,083	104,430
Legal reserve	(29,104)	(5,222)
	552,979	**99,208**
Minimum dividend - 25%	138,245	24,802
Dividends paid/to be paid		
Payment of interest on shareholders' equity (net of income tax)	47,745	-
Proposed dividends		
on realization of unrealized profit reserve	34,339	42,482
on net income for the year	83,245	24,802
Dividends to be paid	**117,584**	**67,284**
Dividends and interest on shareholder's equity (net of income tax)	**165,329**	**67,284**

The proposed dividends to be paid correspond to R$ 0.405 for common shares and R$ 0.445 for preferred shares.

d Interest on shareholders' equity

In accordance with the option provided in Law 9249/95, the Company computed interest on shareholders' equity based on the Long-Term Interest Rate (TJLP) in effect for the year, in the amount of R$ 55,000 (from which R$ 7,255 was withheld for income tax). This interest was recorded under financial expenses, as required by the tax legislation. For the purposes of these financial statements, this interest was eliminated from financial expenses for the year and was charged to retained earnings.

Income and social contribution taxes for the year were reduced by approximately R$ 18,700 as a result of the interest expense on the shareholders' equity.

e Treasury shares

The Company maintains 4,350 preferred shares in treasury.

19 FINANCIAL INSTRUMENTS

a Valuation

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximate their fair values.

b Credit risk

The sales policies of the Company and its subsidiaries are subordinated to the credit polices fixed by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of its sales (risk spread).

c Exchange rate and interest risk

The earnings of the Company and its subsidiaries are subject to significant variations, as their liabilities are tied to the foreign exchange rate, particularly the US dollar, which closed 2003 with a devaluation of 22.26% (appreciation of 34.8% in 2002).

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at December 31, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 38.9 million, in the Parent Company and an open position in "currency terms NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 85.5 million in the Parent Company and US$ 203.3 million in the consolidated position.

The results determined up to December 31, 2003 from the operations with derivatives were recognized in the financial statements.

20 FINANCIAL RESULTS

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Interest income	37,022	23,423	111,180	101,095
Monetary variation and exchange rate variation income	(32,214)	37,609	(129,122)	512,844
Financial income	4,808	61,032	(17,942)	613,939
Interest expenses	(133,387)	(155,376)	(206,771)	(237,793)
Monetary variation and exchange rate variation expense	230,745	(697,212)	447,638	(1,089,401)
Loss in swap transaction	(62,052)	(8,640)	(102,534)	(32,384)
Other financial expenses	(31,768)	(20,120)	(43,538)	(25,954)
Financial expenses	3,538	(881,348)	94,795	(1,385,532)

21 NONOPERATING RESULT

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Gain (loss) from subsidiary abroad (1)	17,452	(26,831)		
Loss in other investment	(687)	(2,284)	(687)	(2,233)
Result on sale of fixed assets (2)	4,981	46,906	14,745	11,133
Loss on sale of investment	(466)		(466)	-
[illegible]	[illegible]	[illegible]	[illegible]	8,900

(1) Reversal of part of the provision for losses in the investment in Stenfar S.A.I.C., as a result of the decrease in its negative equity in 2003. In the balance sheet, considering that the Company has receivables from this subsidiary, the amount provisioned is presented as a reducing item to these credits.

(2) In 2002, the Company sold to its subsidiary Bahia Sul Celulose S.A. aproximately 15 thousand hectares of land and forests in the region of São Mateus - ES, for the amount of R$ 65 million. This sale, realized at market value conditions, and supported by an independent appraisal report, generated (non-operating) profits of R$ 41 million. In the consolidated financial statements the profit from this sale was eliminated.

22 STATEMENT OF EBITDA (UNAUDITED)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Operating income	641,165	(78,555)	856,079	(120,614)
Financial expenses	(3,538)	881,348	(94,795)	1,385,532
Financial income	(4,808)	(61,032)	17,942	(613,939)
Interest on equity	(355,435)	(451,118)	1,054	-
Amortization of goodwill	41,687	31,560	41,687	31,560
Depreciation, depletion and amortization	82,187	66,943	178,255	158,160
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

23 GUARANTEES

The Company has provided guarantees, jointly with Suzano Petroquímica S.A., to Polibrasil Resinas S.A., in a contract for a line of credit from BNDES, which at December 31, 2003, amounted to R$ 47,562 (R$ 35,433 in 2002). Similarly the Company has provided guarantees in a contract for a line of credit from FMO (a Dutch agency for promoting development), which will expire on February 9, 2004 (see Note 28).

At December 31, 2003, the Company had open vendor operations with its clients in the amount of R$ 35,901 (R$ 15,562 in 2002), in which the Company participated as an intervening guarantor. In the consolidated statements the vendor operations totaled R$ 96,136 (R$ 84,391 in 2002).

24 INSURANCE COVERAGE

The Company maintains insurance coverage against operational risks and others to safeguard the industrial plants and inventories.

On December 31, 2003, the Company had insurance coverage, for amounts deemed sufficient by its insurance advisors, to cover possible losses.

25 COMMITMENTS

The Company, through its subsidiary Bahia Sul Celulose S.A., signed a loan agreement with Aracruz Celulose S.A. for the loan of up to 1,900 thousand cubic meters of eucalyptus timber to be harvested by Aracruz Celulose S.A. up till December 31, 2004. The agreement states that the return of equivalent volume in similar operation conditions should occur between 2006 and 2008. The Company records the asset, related to the volume already delivered to Aracruz Celulose S.A. in the amount of R$ 2,653, as noncurrent assets.

26 PUBLIC SHARE OFFERING

On November 3, 2003 the Directors' Board approved the placing of shares through primary public issuance in Brazil, on the unorganized over-the-counter market, under a differentiated procedure system, according to the terms set forth in article 33 of CVM Instruction 13/80, with simultaneous realization of the sales effort in preferred shares abroad, aiming, in the latter case, at placing them with eligible foreign institutional investors, registered in the CVM. The offering occurred on November 21, 2003, comprised the primary public issuance of 5,000,000 common shares and 10,000,000 preferred shares and the secondary public allocation of 29,299,136 preferred shares, all nominal and with no par value, including the exercise of an option for additional shares.

More than a thousand investors participated in the offering, 971 of whom were individual private investors in Brazil (individuals, investment clubs and around 5% of the company's employees) who acquired around 6% of the offered shares. Brazilian institutional investors acquired around 39% of the offering and eligible foreign institutional investors, through a private offering (144 A and Reg "S"), acquired around 55% of the allocated shares. The selling price was R$ 10.00 per common and preferred share. The shares were allocated exclusively in Brazil, with the aim of concentrating its trading in BOVESPA. The number of the Company's preferred shares in the market (free floating) after the offering was 90,071,276 shares, which corresponds to 32.9% of the total capital and to 52.6% of the preferred capital, with a substantial increase in the shareholding spread.

27 INVESTMENT IN ELECTRIC POWER

The Company, through its wholly-owned subsidiary Comercial e Agrícola Paineiras Ltda, will invest as part of a consortium a total amount of approximately R$ 183.2 million in the hydroelectric complex of Capim Branco, located in the state of Minas Gerais. The total estimated investment is R$ 818 million and the total installed potential should be 450 MW. The conclusion of this project, expected to occurring for 2007, will turn the Company self-sufficient in electric power. Up to December 31, 2003 around R$ 16.9 million had been invested. The investment is being made through a consortium composed of Cia. Vale do Rio Doce - CVRD, Cia Mineradora de Metais - CMM and Cia. Energética de Minas Gerais - CEMIG. The Company will have a 17.9% share in the total electric power produced and its share in the financing of the project is 22.4%. The greater share in the financing of the project is justified by the fact that CEMIG will supply services in the implementation, operation and maintenance of the hydroelectric complex during the concession period of 35 years, and, therefore, its share in the financing of the project is lower. On December 23, 2003, BNDES authorized the concession of financing for part of the Company's share in the project in the total amount of R$ 116.9 million, with a total period for amortization of 9 years, including a grace period of 3 to 4 years and interest of 3.75% p.a.

28 SUBSEQUENT EVENT

On February 9, 2004, FMO (a Dutch agency for promoting development) issued a letter to the Company and to Suzano Petroquímica S.A., confirming that the guarantees that they had provided jointly to Polibrasil Resinas S.A., in the financing of the Splitter (propene separator unit) and Spheripol (industrial plant) projects, had expired on that date, due to the fulfillment of all its contractual conditions (see Note 23).

Celso Ratto
ACCOUNTANT CRC-1-SP 136.282/O-1





2003 FINANCIAL STATEMENTS

BAHIA SUL CELULOSE S.A.



Independent auditors' report

TO

THE BOARD OF DIRECTORS AND SHAREHOLDERS

BAHIA SUL CELULOSE S.A.

SALVADOR - BA

We have examined the balance sheets of Bahia Sul Celulose S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries, (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bahia Sul Celulose S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value of Bahia Sul Celulose S.A. and the consolidated statements of cash flows and added value of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 are supplementary information to the financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 16, 2004

KPMG Auditores Independentes
CRC SP14428 S BA

José Luiz Ribeiro de Carvalho
ACCOUNTANT CRC-SP-141128/O-S-BA

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
ASSETS	2003	2002	2003	2002
Current assets				
Cash and cash equivalents	670,437	206,942	797,047	302,263
Trade accounts receivable	328,029	306,592	194,306	179,749
Inventories	104,894	78,159	124,451	104,014
Credit from disposal of investment				503,287
Recoverable taxes	13,089	9,235	13,089	9,235
Deferred income and social contribution taxes	26,163	84,117	26,163	84,117
Other accounts receivable	3,039	291	9,473	6,328
Prepaid expenses	2,546	2,215	2,546	2,215
	1,148,197	**687,551**	**1,167,075**	**1,191,208**
Noncurrent assets				
Deferred income and social contribution taxes	93,354	146,065	100,037	156,177
Advances to suppliers	46,250	21,110	46,250	21,110
Judicial deposits	15,042	12,607	15,042	12,607
Recoverable taxes	3,654	–	3,654	–
Other accounts receivable	3,074	66	3,074	66
	161,374	**179,848**	**168,057**	**189,960**
Permanent assets				
Investments	106,470	526,114	777	1,240
Property, plant and equipament	2,051,816	2,014,513	2,051,816	2,014,513
Deferred charges	15,753	16,831	15,753	16,831
	2,174,039	**2,557,458**	**2,068,346**	**2,032,584**

See the accompanying notes to the financial statements.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
LIABILITIES	2003	2002	2003	2002
Current liabilities				
Accounts payable to suppliers	42,069	28,169	53,374	37,252
Loans and financing	862,012	503,727	781,230	495,751
Taxes payable other than on income	3,210	5,098	3,210	5,098
Payroll and social charges	14,772	12,026	14,772	12,026
Accounts payable	49,854	44,722	52,174	52,135
Dividends proposed/payable	40,230	43,744	40,230	43,744
Income and social contribution taxes	4,816	738	4,816	738
	1,016,963	**638,224**	**949,806**	**646,744**
Noncurrent liabilities				
Loans and financing	437,128	1,049,174	437,128	1,049,174
Accounts payable	32,842	62,520	32,842	62,520
Provision for contingencies	24,478	29,350	24,478	29,350
	494,448	**1,141,044**	**494,448**	**1,141,044**
Shareholders' equity				
Capital	1,238,024	1,238,024	1,238,024	1,238,024
Capital reserve	169,462	91,783	169,462	91,783
Profit reserve	564,713	315,782	551,738	296,157
	1,972,199	**1,645,589**	**1,959,224**	**1,625,964**

See the accompanying notes to the financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS, EXCEPT FOR THE NET INCOME PER SHARE)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Gross sales	**1,121,968**	**990,160**	**1,127,705**	**978,114**
Sales taxes	(54,050)	(62,205)	(54,050)	(62,205)
Net sales	**1,067,918**	**927,955**	**1,073,655**	**915,909**
Cost of goods sold	(438,736)	(388,004)	(505,196)	(456,219)
Gross profit	**629,182**	**539,951**	**568,459**	**459,690**
Operating (expenses) income				
Selling expenses	(97,083)	(82,056)	(35,795)	(32,127)
Administrative and general expenses	(50,102)	(38,758)	(50,357)	(39,348)
Management fees	(6,667)	(4,998)	(6,667)	(4,998)
Financial expenses	97,567	(619,337)	85,261	(595,969)
Financial income	15,201	172,275	(12,104)	376,304
Equity interest	(49,441)	215,712	(527)	
Other operating income, net	6,613	6,015	7,287	6,582
Operating income	**545,270**	**188,804**	**555,557**	**170,134**
Nonoperating result	5,931	31	5,931	31
Income before income and social contribution taxes	**551,201**	**188,835**	**561,488**	**170,165**
Income and social contribution taxes	(148,325)	(4,905)	(151,962)	1,571
Net income for the year	**402,876**	**183,930**	**409,526**	**171,736**
Net income per share - R$	**0.13**	**0.06**		
Outstanding shares at year-end	**3,221,859,700**	**3,221,859,700**		

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

		CAPITAL RESERVE	PROFIT RESERVES				
	CAPITAL	TAX INCENTIVE RESERVE	LEGAL	FOR CAPITAL INCREASE	SPECIAL FOR DIVIDENDS	RETAINED EARNINGS	TOTAL
Balances at January 1, 2002	**1,238,024**	**91,783**	**16,030**	**143,605**	**15,956**	**-**	**1,505,398**
Net income for the year	-	-	-	-	-	183,930	183,930
Distributions:							
Proposed dividends	-	-	-	-	-	(43,739)	(43,739)
Legal reserve	-	-	9,197	-	-	(9,197)	-
Reserve for capital increase	-	-	-	117,895	-	(117,895)	-
Special reserve for dividends	-	-	-	-	13,099	(13,099)	-
Balances at December 31, 2002	**1,238,024**	**91,783**	**25,227**	**261,500**	**29,055**	**-**	**1,645,589**
Net income for the year	-	-	-	-	-	402,876	402,876
Distributions:							
Dividends:							
Interim dividends paid	-	-	-	-	-	(36,300)	(36,300)
Proposed	-	-	-	-	-	(39,966)	(39,966)
Tax incentive reserve	-	77,679	-	-	-	(77,679)	-
Legal reserve	-	-	20,144	-	-	(20,144)	-
Reserve for capital increase	-	-	-	205,908	-	(205,908)	-
Special reserve for dividends	-	-	-	-	22,879	(22,879)	-
Balances at December 31, 2003	**1,238,024**	**169,462**	**45,371**	**467,408**	**51,934**	**-**	**1,972,199**

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
SOURCES OF FUNDS				
Operations				
Net income for the year	402,876	183,930	409,526	171,736
Items not affecting working capital				
Depreciation, amortization and depletion	95,648	90,319	95,648	90,319
Net book value of permanent assets disposed	14,738	5,568	14,738	5,568
Deferred income and social contribution taxes	52,711	(310)	56,140	(7,067)
Provision for contingencies	(4,872)	5,329	(4,872)	5,329
Equity interest	49,441	(215,712)	527	-
Interest, exchange and monetary variations of noncurrent assets and liabilities, net	(153,079)	306,350	(153,079)	93,156
Resources from operations	**457,463**	**375,474**	**418,628**	**359,041**
From third parties				
Noncurrent loans and financing	217,072	226,614	217,072	226,614
Noncurrent accounts payable	-	62,520	-	62,520
Capital decrease in subsidiary	370,267	-	-	-
Credit from disposal of investment	-	-	-	503,287
Transfer of noncurrent assets to current assets	-	49,553	-	49,553
	587,339	**338,687**	**217,072**	**841,974**
Total sources	**1,044,802**	**714,161**	**635,700**	**1,201,015**
APPLICATIONS OF FUNDS				
Increase in investments	64	302,496	64	720
Increase in property, plant and equipment	145,041	243,611	145,041	243,611
Additions to deferred charges	1,571	4,628	1,571	4,628
	146,676	**550,735**	**146,676**	**248,959**
Noncurrent assets	34,237	16,435	34,237	16,435
Distribution of dividends (paid and to be paid)	76,266	43,739	76,266	43,739
Transfer of noncurrent to current liabilities	705,716	189,420	705,716	189,420
Total applications	**962,895**	**800,329**	**962,895**	**498,553**
Increase (decrease) in working capital	**81,907**	**(86,168)**	**(327,195)**	**702,462**
Changes in working capital				
Current assets				
At the end of the year	1,148,197	687,551	1,167,075	1,191,208
At the beginning of the year	687,551	592,833	1,191,208	593,056
	460,646	**94,718**	**(24,133)**	**598,152**
Current liabilities				
At the end of the year	1,016,963	638,224	949,806	646,744
At the beginning of the year	638,224	457,338	646,744	751,054
	(378,739)	**(180,886)**	**(303,062)**	**104,310**

See the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income for the year	402,876	183,930	409,526	171,736
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation, depletion and amortization	95,648	90,319	95,648	90,319
Gain on sale of fixed assets	(5,931)	(31)	(5,931)	(31)
Equity interest	49,441	(215,712)	527	-
Exchange and monetary variation charges, net	(185,767)	450,118	(107,484)	39,728
Provision for contingencies	(4,872)	5,329	(4,872)	5,329
Deferred income and social contribution taxes	110,666	1,877	114,095	(4,880)
Changes in assets and liabilities				
Increase in accounts receivable and other accounts receivable	(21,437)	(70,797)	(14,557)	(62,561)
Increase in other current and noncurrent assets	(67,906)	(23,817)	(62,005)	(40,833)
(Decrease) increase in other current and noncurrent liabilities	(12,122)	109,133	(15,569)	114,029
Net cash from operating activities	**360,597**	**530,349**	**409,379**	**312,836**
Cash flows from investing activities				
Increase in investments	(64)	(302,496)	(64)	(720)
Increase in property, plant and equipment	(145,041)	(243,611)	(145,041)	(243,611)
Additions to deferred charges	(1,571)	(4,628)	(1,571)	(4,628)
Capital decrease in subsidiary	370,267			
Credit from disposal of investment			503,287	-
(Loss) gain on credit from disposal of investment	-		(83,330)	213,195
Proceeds generated from sale of fixed assets	20,669	5,598	20,669	5,598
Net cash from (used in) investing activities	**244,260**	**(545,137)**	**293,950**	**(30,166)**
Cash flows from financing activities				
Payment of dividends	(80,032)	(11,065)	(80,032)	(11,065)
Proceeds from loans and financing	414,834	483,586	414,834	483,586
Payments of loan and financing	(476,164)	(488,560)	(547,842)	(790,890)
Net cash used in financing activities	**(141,362)**	**(16,039)**	**(213,040)**	**(318,369)**
Effects of exchange rate variation on cash and cash equivalents	-		**4,495**	**(3,761)**
Increase in cash and cash equivalents	**463,495**	**(30,827)**	**494,784**	**(39,460)**
At the beginning of the year	206,942	237,769	302,263	341,723
At the end of the year	670,437	206,942	797,047	302,263

See the accompanying notes to the financial statements.

STATEMENTS OF ADDED VALUE

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Revenues				
Sale of products and services	1,121,968	990,160	1,127,705	978,114
Other operating income	8,218	6,695	8,892	7,058
Provision for doubtful accounts	(1,581)	–	(1,581)	–
Nonoperating result	5,931	31	5,931	31
	1,134,536	996,886	1,140,947	985,203
Inputs acquired from third parties				
Raw materials consumed	152,879	149,325	152,879	149,325
Materials, energy and third party services	262,665	210,777	268,124	229,449
Gross added value	718,992	636,784	719,944	606,429
Retentions				
Depreciation, depletion and amortization	95,648	90,319	95,648	90,319
Net added value generated by the Company	623,344	546,465	624,296	516,110
Added value from transfer				
Equity interest	(49,441)	215,712	(527)	–
Financial income	15,201	172,275	(12,104)	376,304
Added value to be distributed	589,104	934,452	611,665	892,414
Distribution of added value				
Payroll and related charges	85,382	72,902	85,382	72,902
Taxes and contributions	185,551	51,876	189,156	45,400
Interest and financial charges, net	(97,567)	619,337	(85,261)	595,969
Rent	12,862	6,407	12,862	6,407
Dividends	76,266	43,739	76,266	43,739
Retained earnings	326,610	140,191	333,260	127,997
	[illegible]	[illegible]	[illegible]	[illegible]

See the accompanying notes to the financial statements.

Notes to the financial statements

YEARS ENDED DECEMBER 31, 2003 AND 2002 (IN THOUSANDS OF REAIS)

1 OPERATIONS

The Company's operations consist of the manufacture and sale, locally and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber, used by the Company or sold to third parties.

Its products are sold abroad through its subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. incorporated respectively in the Cayman Islands and Delaware, in the USA.

The Company is established in a tax incentive area (former SUDENE) and utilized an exemption from income tax for a period of ten years up to December 31, 2001 for pulp production, and up to December 31, 2002 for paper production.

The Company obtained from ADENE (former SUDENE) a tax incentive with a 75% reduction of the income tax for a 10 year period starting in 2002 for pulp and 2003 for paper, applicable to the exploitation income generated during that period of time.

2 PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

Description of significant accounting practices

a **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

b **Accounting estimates:** The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

c **Foreign currency:** Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d **Derivative financial instruments** Derivative financial instruments, such as swaps, are recorded in the balance sheet initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivate financial instruments is to minimize the risk on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

f **Allowance for doubtful accounts:** Established at an amount considered sufficient by management to cover any possible losses arising on the collection of accounts receivable.

g **Inventories:** Stated at the average cost of acquisition or production, which does not exceed market value.

h **Investments:** Investments in subsidiaries were valued using the equity method, and other investments were valued at cost.

i **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and takes into consideration the useful life of the assets as mentioned in Note 10.
The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

j **Deferred charges:** Recorded at purchase or formation cost and being amortized over a maximum period of 10 years.

k **Rights and obligations:** Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in-force, to reflect amounts accrued through the balance sheet date.

l **Provisions:** A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m **Income and social contribution taxes:** Income and social contribution taxes on the profit for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. The current tax rates are as follows:
Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
Social contribution tax - Computed at the rate of 9% of adjusted taxable income.
The deferred tax assets resulting from tax losses carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371/02.

n **Statements of cash flows:** The Company is presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors; and

o **Statements of added value:** The company is presenting the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, which have the objective of demonstrating the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements that contributed to its generation. All the information presented has been obtained from the accounting records of the Company and its subsidiaries.

Certain information for the year ended on December 31, 2002 was reclassified in order to ensure better comparability, in compliance with the current financial statements.

3 CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies have been consistently applied by the consolidating enterprises and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul Trading Ltd. and Bahia Sul America Inc.

The consolidation process for the balance sheet and statement of income is based on the combination of assets, liabilities, revenues and expenses followed by eliminations and adjustments as described below:

a. Elimination of inter-company asset and liability account balances;

b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings; and

c. Elimination of inter-company income and expense balances and unearned income arising from inter-company transactions.

The year-end of the subsidiaries included in the consolidated financial statements are the same as that of the Parent Company.

Conciliation of the net income for the year and shareholder's equity between consolidated and Parent Company.

	NET INCOME FOR THE YEAR		SHAREHOLDERS' EQUITY	
	2003	2002	2003	2002
Consolidated	**409,526**	**171,736**	**1,959,224**	**1,625,964**
Elimination of (unrealized) realized profits generated by the Parent Company in transactions with subsidiaries	(10,079)	18,951	19,658	29,737
Income and social contribution taxes on the above described profits	3,429	(6,757)	(6,683)	(10,112)
Parent Company	**402,876**	**183,930**	**1,972,199**	**1,645,589**

4 CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Cash and banks	2,781	4,872	26,801	29,527
Interest earning bank deposits	667,656	202,070	770,246	272,736
	670,437	206,942	797,047	302,263

The interest earning bank deposits refer, substantially, to bank deposit certificates remunerated at rates that vary between 99% and 102% of the Brazilian Interbank Deposit Certificate (CDI) with swap to US dollar, with average interest rate of 3.54% per annum plus foreign exchange variation of the US dollar, and overseas deposits, remunerated at the average rate of 1.0% per annum plus foreign exchange variation of the US dollar.

5 TRADE ACCOUNTS RECEIVABLE

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Domestic	73,374	77,340	73,374	77,340
Foreign:				
Subsidiaries	246,029	230,849		–
Third parties	13,541	5,946	128,599	113,317
Export bills discounted	(2,889)	(3,212)	(2,889)	(3,212)
Allowance for doubtful accounts	(2,026)	(4,331)	(4,778)	(7,696)
	328,029	306,592	194,306	179,749

6 INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Finished goods	33,716	14,711	53,273	40,566
Work in process	1,745	2,351	1,745	2,351
Raw materials	20,635	20,647	20,635	20,647
Maintenance and other materials	48,798	40,450	48,798	40,450
	104,894	78,159	124,451	104,014

7 INCOME AND SOCIAL CONTRIBUTION TAXES

Income tax - Reduction of 75% ADENE

The Company was granted an income tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, after net income is obtained, the amount is recorded as a capital reserve; as partial destination of net income for the year, in order to comply with the legal requirement of not distributing to the shareholders the obtained reduction. The reduction amounted to R$ 77,679 in 2003.

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book values.

The recorded deferred income and social contribution taxes are derived from:

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Tax credits on tax loss carryforward	83,618	166,159	83,618	166,159
Tax credits on negative basis of social contribution	30,336	48,105	30,336	48,105
Tax credits on temporary differences	5,563	15,918	12,246	26,030
	119,517	**230,182**	**126,200**	**240,294**
Amount classified as current assets	26,163	84,117	26,163	84,117
Noncurrent assets	93,354	146,065	100,037	156,177

The Company presented, as at December 31, 2003, tax loss carryforward of R$ 373,726 (R$ 697,983 in 2002) and a negative basis of social contribution of R$ 348,703 (R$ 562,390 in 2002).

The balances of tax loss carryforward and negative basis of social contribution were offset by an allowance in the amount of R$ 10,861 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371/02, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and negative basis of social contribution tax with no statutory limitation. The amount recorded as deferred tax asset is reviewed on an annual basis and the adjustments have not been considered material, in comparison to the previous estimates prepared by the Company. This analysis takes into consideration the new income tax reduction of 75% (see Note 1).

Based on this technical analysis of future taxable income, the Company estimates to utilize these tax credits in the following years:

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
2003	-	84,117	-	84,117
2004	26,163	40,500	26,163	40,500
2005	20,672	45,700	20,672	45,700
2006	17,898	44,200	17,898	44,200
2007	9,414	15,665	9,414	25,777
2008	10,512	-	10,512	-
2009 to 2012	34,858	-	41,541	-
	119,517	230,182	126,200	240,294

Reconciliation between the tax expense and social contribution

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented as follows:

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Profit before income and social contribution taxes	551,201	188,835	561,488	170,165
Exclusion of the equity interest	49,441	(215,712)	527	
Profit (loss) after the exclusion of equity interest	**600,642**	**(26,877)**	**562,015**	**170,165**
Income tax and social contribution taxes calculated by the combined rates of 34%	(204,218)	9,138	(191,085)	(57,856)
Analysis of the effective tax rate for income tax and social contribution:				
Profits from foreign subsidiaries (1)	(13,132)	(24,514)		
Non-taxable income of foreign subsidiaries			(29,452)	48,811
Nondeductible (expenses), non-taxable income	(8,667)	4,325	(8,667)	4,325
Income tax effect on unrealized profit earned in transactions with foreign subsidiaries			(3,429)	6,757
Recognition (exclusion) of prior years credits	13	6,146	2,992	(466)
Tax incentives - ADENE reduction	77,679		77,679	
Income and social contribution taxes (charge)/credit included in the statement of income	(148,325)	(4,905)	(151,962)	1,571
Effective rate	24.7%	(18.2%)	27.0%	(0.9%)

(1) The taxable income from its foreign subsidiaries was determined in accordance with Provisional Measure 2158-34/01 for Brazilian tax purposes.

8 INVESTMENTS - PARENT COMPANY

	SUBSIDIARIES			AFFILIATE COMPANY	TOTAL
	BAHIA SUL INTERNATIONAL TRADING LTD.	BAHIA SUL AMERICA INC.	BAHIA SUL HOLDING	PAKPRINT S.A.	
a) Participation held					
December 31, 2002					
Voting capital	100%	100%	–	10%	
Capital share	100%	100%	–	10%	
December 31, 2003					
Voting capital	100%	100%	100%	10%	
Capital share	100%	100%	100%	10%	
b) Subsidiaries information					
Net equity adjusted	97,904	7,789	–	6,032	
Net income adjusted	38,618	388	–	(3,674)	
(c) Investments					
Balances at January 1, 2002	1,795	5,591	–	520	7,906
Acquisitions and subscriptions	301,776	–	–	720	302,496
Equity interest in subsidiaries	212,253	3,459	–	–	215,712
Balances at December 31, 2002	**515,824**	**9,050**	**–**	**1,240**	**526,114**
Acquisitions and subscriptions	–	–	174	90	264
Capital decrease	(370,267)	–	–	–	(370,267)
Equity interest in subsidiaries	(47,652)	(1,262)	–	(527)	(49,441)
Other	–	–	–	(200)	(200)
Balances at December 31, 2003	**97,905**	**7,788**	**174**	**603**	**106,470**

9 CREDIT FROM DISPOSAL OF INVESTMENT - CONSOLIDATED

In January 2003, the Company and its parent company Cia. Suzano de Papel e Celulose communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequent to the withdrawal of the contractual option exercised by the Company, Sonae acquired the total interest held by the Company through its wholly-owned subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of its capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the Company made a capital reduction in its whollyowned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

10 PROPERTY, PLANT AND EQUIPMENT - PARENT COMPANY AND CONSOLIDATED

		2003			2002
	ANNUAL AVERAGE RATE OF DEPRECIATION	COST OF ACQUISITION	DEPRECIATION	NET	NET
Buildings	3.01%	482,773	(165,960)	316,813	326,365
Machinery and equipment	2.99%	1,718,008	(533,181)	1,184,827	1,200,197
Others	19.44%	29,318	(18,225)	11,093	13,466
Land and farms	–	216,742	–	216,742	207,600
Timber resources	–	254,132	–	254,132	227,887
Construction-in-progress	–	68,209	–	68,209	38,998
		[illegible]	[illegible]	[illegible]	[illegible]

11 DEFERRED CHARGES - PARENT COMPANY AND CONSOLIDATED

	2003			2002
	COST	AMORTIZATION	NET	NET
Pre-operating expenses	–	–	–	330
Software development charges	23,799	(8,046)	15,753	16,501
	23,799	(8,046)	15,753	[illegible]

12 LOANS AND FINANCING

			PARENT COMPANY		CONSOLIDATED	
	INDEX	ANNUAL AVERAGE RATE OF INTEREST	2003	2002	2003	2002
Property, plant and equipment:						
BNDES - Finem	TJLP (1) (2)	10.03%	196,113	231,059	196,113	231,059
BNDES - Finem	Basket of currencies (1) (2)	8.79%	18,784	28,008	18,784	28,008
BNDES - Finame	TJLP (1) (2)	9.03%	5,571	6,303	5,571	6,303
BNDES - Automatic	TJLP (1) (2)	7.99%	987	1,661	987	1,661
Working capital:						
Export financing	US$	5.29%	769,212	901,377	771,870	903,777
Eurobonds	US$ (3)	10.625%	304,184	371,475	–	–
Syndicated loan	US$ (3)	3.78%	–	–	220,744	361,099
Loan from Cia. Suzano de Papel e Celulose	TJLP (1)	11%	–	13,018	–	13,018
Imports financing	US$	6.12%	4,289	–	4,289	–
			1,299,140	1,552,901	1,218,358	1,544,925
Current liabilities			862,012	503,727	781,230	495,751
			[illegible]	[illegible]	[illegible]	[illegible]

(1) Capitalization term that corresponds to the portion of 6% p.a. exceeding the long-term interest rate (TJLP) published by the Brazilian Central Bank.

(2) Financing is secured by mortgages of plant, rural properties and timber and guarantees of the financed assets.

(3) At the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, at a cost of LIBOR plus 2.60% p.a. During the third quarter of 2003, the Company anticipated the payment of US$ 25 million for such financing. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary up to their maturity date in July 2004.

The loans and financing mature as follows:

	PARENT COMPANY	
	2003	2002
2004	–	596,474
2005	211,244	203,739
2006	155,348	173,210
2007	25,217	30,017
2008	10,427	45,734
2009 onward	34,892	–
	437,128	1,049,174

13 RELATED PARTIES

	CURRENT ASSETS		CURRENT LIABILITIES			SALES (PURCHASES)	
	TRADE ACCOUNTS RECEIVABLE	OTHERS	ACCOUNTS PAYABLE	DIVIDENDS	EUROBONDS	PRODUCTS AND SERVICES	FINANCIAL CHARGES
Consolidated companies:							
Bahia Sul International Trading Ltd.	246,029	–	–	–	304,184	497,906	(31,094)
	246,029	**–**	**–**	**–**	**304,184**	**497,906**	**(31,094)**
Non-consolidated companies:							
Cia Suzano de Papel e Celulose	17,596	6,500	4,831	37,513	–	48,252	3,076
Sun Paper & Board	11,229	–	–	–	–	34,033	–
Nemotrade Corporation	6,799	–	1,364	–	–	7,870	–
SPP Agaprint Indl. e Coml. Ltda.	841	–	105	–	–	17,917	–
Consolidated	**36,465**	**6,500**	**6,300**	**37,513**	**–**	**108,072**	**3,076**
Parent Company	[illegible]	6,500	6,300	37,513	304,184	605,978	(28,018)

The main balances of assets and liabilities at December 31, 2003, as well as the transactions that influenced the income for the year, related to operations with related parties, result from transactions between the Company and its subsidiary Bahia Sul International Trading Ltd and with its Parent Company Cia. Suzano de Papel e Celulose and its other subsidiaries, which were substantially performed under normal market conditions for the respective types of transactions.

The Parent Company Cia. Suzano de Papel e Celulose contracted export financing in an amount equivalent to US$ 200 million, guaranteed by receivables from exports that are being transferred to it by the Company. During 2003, the Company transferred exports to Suzano in the amount of R$ 162,385 (R$ 126,944 in 2002).

14 PROVISION FOR CONTINGENCIES - PARENT COMPANY AND CONSOLIDATED

	2003	2002
Taxes:		
PIS/COFINS	14,936	11,987
ICMS	3,000	11,707
	17,936	23,694
Labor and civil	**6,542**	**5,656**
	24,478	29,350

These provisions are recognized to provide for possible losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

PIS/COFINS - A provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation basis (charged on other income). The Company has judicial deposits in the amount of R$ 1,573 for PIS and R$ 13,049 for COFINS.

ICMS - Provisions related to tax assessments that are in the process of defense or administrative appeal. In December 2003, the Company, based on Law 8,877/03, paid without further fines and interests the amount of R$ 11,488, related to two assessments that have been recorded as provision, thus giving up further claims of any nature for the matter.

15 ACCOUNTS PAYABLE - LAND AND FORESTS

During 2002, the Company acquired land and the eucalyptus forests planted on it, in the region of São Mateus - ES, which are payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at December 31, 2003, amount to R$ 32,770 and R$ 32,842, respectively (R$ 29,641 and R$ 62,520 in 2002).

16 SHAREHOLDERS' EQUITY

a. Capital

Capital, subscribed and paid in at December 31, 2003, is represented by 1,364,356,856 common shares, 1,833,313,825 class "A" preferred shares and 24,189,019 class "B" preferred shares, with no par value.

b. Statutory reserves

Legal reserve: In compliance with article 193 of Law 6404/76, the reserve was computed at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Reserve for capital increase: The reserve for capital increase aims at assuring adequate operating conditions and may not surpass 80% of the capital.

Special reserve for dividends: The special reserve for dividends was computed at a 10% rate on net income for the year after other destinations and aims at guaranteeing the continuity of six-monthly distribution of dividends and may not surpass 20% of capital.

The destination of the reserves and corresponding amounts are presented in the statements of changes in shareholders' equity.

c Dividends

Preferred shares have no voting rights and have priority in the distribution of dividends in the event of liquidation of the Company. The class "A" preferred shares have the right to a dividend 10% higher than that attributed to the common shares, in conformity with paragraph I of article 17 of Law 6404/76, with the new wording of Law 9457/97. The class "B" preferred shares have the right to a priority dividend of 6% of the capital of this class of shares. The articles of association determine the distribution of a minimum dividend of 25% of the net profit for the year, adjusted in accordance with article 202 of Law 6404/76.

Dividends were calculated as follows:

	2003	2002
Net income for the year - Parent Company	402,876	183,930
Tax incentives reserve – ADENE	(77,679)	–
Legal reserve	(20,144)	(9,197)
Adjusted net income for the year	**305,053**	**174,733**
Minimum dividend - 25%	76,263	43,683
Dividends paid in advance	36,300	–
Dividends payable	39,963	43,683

According to management's decision, the proposed dividend (excluding the dividend paid in advance), is R$ 39,966.

The shares are entitled to the following dividend per share: common shares - R$ 0.01173; preferred shares "A" and preferred shares "B" - R$ 0.01290.

17 FINANCIAL INSTRUMENTS

a Valuation

The financial instruments included in the balance sheet such as cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximate their fair values.

b. Credit risk

The sales policies of the Company and of its subsidiaries are subordinated to credit policies determined by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit dilution) and diversification of its sales (risk dilution).

c Exchange rate and interest risk

The results of the Company and its subsidiaries are subject to significant variations, due to the fact that its liabilities are substantially indexed to the volatility of exchange rates, particularly the U.S. dollar, which closed 2003 with a devaluation of 22.6% against the Real (appreciation of 34.8% in 2002).

In order to minimize interest rate risks, the Company performed swap operations, exchanging floating interest rates to fixed rates, in order to hedge its foreign currency loans up to the limit of US$ 117.7 million.

Also, in order to limit the effects of foreign exchange rate variation, the Company performed derivative operations (currency terms - NDF) in the amount of US$ 125.1 million.

The results determined up to December 31, 2003 from the operations with derivatives were recognized in the financial statements.

18 FINANCIAL RESULTS

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Interest income	54,030	42,967	63,210	46,958
Monetary variations and exchange rate variation income	(38,829)	129,308	(75,314)	329,346
Financial income	**15,201**	**172,275**	**(12,104)**	**376,304**
Interest expenses	(99,607)	(103,925)	(77,542)	(87,336)
Monetary variations and exchange rate variation expenses	219,839	(488,494)	212,165	(477,944)
Loss in swap transactions	(14,301)	(20,548)	(40,482)	(23,744)
Other financial expenses	(8,364)	(6,370)	(8,880)	(6,945)
Financial expenses	**97,567**	**(619,337)**	**85,261**	**(595,969)**
Net Financial Expenses	**112,768**	**(447,062)**	**73,157**	**(219,665)**

19 NONOPERATING RESULT

The Company obtained non-operating income related, mainly, to the sale of "standing timber" (fixed assets) in the amount of R$ 5,931 (R$ 31 in 2002).

20 STATEMENTS OF EBITDA (UNAUDITED)

	PARENT COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
Operating income	545,270	188,804	555,557	170,134
Financial expenses	(97,567)	619,337	(85,261)	595,969
Financial income	(15,201)	(172,275)	12,104	(376,304)
Equity interest	49,441	(215,712)	527	
Depreciation, amortization and depletion	95,648	90,319	95,648	90,319
Earnings before income and social contribution taxes, interest, depreciation, amortization and depletion - EBITDA	**577,591**	**510,473**	**578,575**	**480,118**

21 GUARANTEES

At December 31, 2003, there were outstanding vendor operations with its clients in the amount of R$ 60,234 (R$ 68,829 in 2002), in which the Company participated as an intervening guarantor.

22 INSURANCE COVERAGE

The Company maintains insurance coverage against operational risks and others to safeguard its industrial plants and inventories.

On December 31, 2003, the Company had insurance coverage for amounts considered sufficient by its insurance advisors to cover possible losses.

23 COMMITMENTS

The Company signed a loan agreement with Aracruz Celulose S/A for the loan of up to 1,900 thousand cubic meters of eucalyptus timber to be harvested by Aracruz Celulose S/A up till December 31, 2004. The agreement foresees the return of an equivalent volume in similar operational conditions to occur between 2006 and 2008. The company records the receivable, related to the volume already delivered to Aracruz Celulose S/A in the amount of R$ 2,653, in noncurrent assets.

Celso Ratto
ACCOUNTANT CRC-1-SP 136.282/0-1

The financial statements were printed on 90g/m² Reciclato paper, produced by Cia. Suzano – the first 100% recycled offset paper produced on an industrial scale in Brazil.


SUZANO
This cover printed on Suzano 250g/m2 Duo Design Supremo, produced from renewable eucalyptus forests. Every tree used was planted and grown specifically for paper production.

File No. 82-3550

2003 ANNUAL REPORT
SOCIAL REPORT


SUZANO
COMPANHIA SUZANO DE PAPEL E CELULOSE
BAHIA SUL CELULOSE S.A.
Renewal

EBITDA

R$ 000

2001	675,177
2002	840,699
2003	1,000,222

EBITDA MARGIN

2001	37.8%
2002	40.6%
2003	40.4%

EBIT

R$ (000)

2001	517,601
2002	682,539
2003	821,967

STOCKHOLDER'S EQUITY

R$ (000)

2001	1,283,342
2002	1,754,959
2003	2,318,893

NET INCOME

R$ (000)

2001	290,595
2002	55,078
2003	586,518

DIVIDENDS PAIDS (INCLUDING INTEREST ON EQUITY)

R$ (000)

2001	73,576
2002	67,286
2003	172,584

* Dividends and interest on equity distributed by the Suzano Holding company

AVERAGE DAILY TRADING VOLUME

R$ (000)

2001	345
2002	224
2003	1,342
AFTER THE OFFERING*	4,699

* 11/21/2003 to 04/30/2004

Source: Economática

CIA. SUZANO: SHARE OF 2003 BRASILIAN PRODUCTION

TOTAL PAPERS - 2,658,000 TONS



29% SUZANO
71% OTHERS


PULP PRODUCTION
'000 TONS
2001
998.0
2002
999.3
2003
1,030.7
776.4
TOTAL PULP PRODUCTION
MARKET PULP PRODUCTION
PAPER PRODUCTION


SALES VOLUME
'000 TONS
2001
496
57
1,165
2002
468
71
1,162
2003
330
419
50
1,154
PAPER EXPORT
PAPER DOMESTIC SALES
PULP EXPORT
PULP DOMESTIC SALES


NET SALES REVENUE
99
47%
1,229
00
42%
1,420
01
44%
1,785
02
49%
2,068
03
50%
50%
2,478
DOMESTIC SALES
EXPORTS


NET DEBT
US$ MILLION
1999
656
2.2
• SALE OF NON-CORE BUSINESSES
• DEPRECIATION OF REAL
2000
233
0.6
• CONTROL OF BAHIA SUL ACQUIRED (US$ 320 MM)
• PETROCHEMICAL ASSETS SPUN OFF (US$ 150 MM)
• ACQUISITION OF PORTOCEL (US$ 125 MM)
2001
807
2.8
2002
721
3.0
2003
569
1.6
• SALE OF PORTOCEL (US$ 150MM)
• CAPEX FOR GROWTH (US$ 120MM)
US$ MM
NET DEBT/EBITDA


NET REVENUE BY PRODUCTS, 2003
23.0% PULP
9.7% ART PAPERS
18.8% PAPERBOARD
48.5% PRINTING AND WRITING PATERS


EXPORTS IN 2003, BY DESTINATION
TONS
18.5% NORTH AMERICA
23.9% OTHERS
21.9% ASIA
35.7% EUROPE

Landmarks of 2003

- Startup of "B" pulp mill at Suzano (São Paulo).
- Board approved continuation of second pulp mill project at Mucuri (Bahia).
- R$ 442 million stock offering substantially increased trading liquidity.
- SA 8000 Corporate Social Responsibility Certificate awarded to Distribution division (SPP Nemo).
- Suzano adopts Bovespa's Level 1 Corporate Governance.
- Suzano wins Good Corporate Citizenship Guide Award.
- Parent company restructuring improved our management efficacy.

Our DNA: renewal in the genes

In 80 years the Suzano Group has been through many changes – but never lost its identity. The secret is in its DNA: the capacity for permanent renewal, constant quest for new forms of growth. In Suzano's history renewal has been present on notable occasions.

The innovation of using eucalyptus as raw material for pulp was evidence of our capacity to redefine the business itself. Diversification at the appropriate historic moment into petrochemicals, and the creation of Bahia Sul as a joint-venture, showed our capacity to grow and form partnerships. Our later decision to concentrate on the core business brought us more transparency, and a better understanding with the capital markets.

This background has informed our discoveries, challenging us ever to perform better in products and results for our clients, stockholders and employees. This annual report show with numbers and facts how this identity, engraved on our genes, has ensured we continue to move ahead of trends, and shows we have the management and transparency that a listed company with a future must continually seek to maintain.

2003

ANNUAL REPORT
SOCIAL REPORT

COMPANHIA SUZANO DE PAPEL E CELULOSE
BAHIA SUL CELULOSE S.A.





2003 ANNUAL REPORT SOCIAL REPORT

COMPANHIA SUZANO DE PAPEL E CELULOSE
BAHIA SUL CELULOSE S.A.



2003 was a year of strong results, and, in several ways, a year of renewal. We achieved Ebitda of R$ 1.0 billion – a significant 19% increase – even with the difficulties in the domestic market, and the FX rate less favorable to exports. Our agility in being able to direct our sales to the export market was decisive, as was our full use of the synergies of selling in the export market – the result of our process of unifying management, in progress since October 2001.

We achieved a net profit of R$ 586.5 million, enabling us to distribute R$ 127 million to stockholders as dividends and interest on equity.

These results alone make 2003 a special year, but in addition we completed other steps forward in our strategy, adding value to our business – which at the end of the year had market capitalization of R$ 3.5 billion.

In 2003 we continued with formation of forests, and the modernization of the B Mill in Suzano (São Paulo state), to increase paper and pulp production capacity while also reducing production costs. At the end of the year our Board approved continuation of the studies for expansion of our Mucuri plant (in Bahia). This represents a new step in consolidation of an important position in the worldwide eucalyptus pulp market, which is so competitive both in costs and in production scale. Funds totaling US$ 1.2 billion will go into this expansion by the end of 2008.

Over the year we continued our corporate governance improvements. We believe there is continuous value to be added in the long term from the interaction of family control, professional career management and the capital markets. We have a strong stockholding structure, controlling stockholders with a long tradition in the sector, and significant potential gains in the growth path we have prepared ahead.

As part of this view, we adopted Bovespa's Level I Corporate Governance standards, and reshaped our organizational structure. The controlling stockholders have changed their emphasis to a more strategic one, operating through the Board of Directors. And the Board took an important step for support and speed in its decisions, by forming Management and Strategy Committees.

In November, we made a primary and secondary stock offering – public in Brazil with sales effort outside Brazil – and, with a successful operation aiming to widen our stockholding base, tripled our number of stockholders, to 3,500. This transaction also substantially increased our stock's trading liquidity – which had previously been an obstacle to a fair valuation by the market. We now expect the stock's liquidity to qualify it for inclusion in the Bovespa index before the end of 2004.

We are now even more ready for the challenge of growth. Our culture, oriented to excellence, demands we continually seek improvement, and stay alert to possible market opportunities (in or outside Brazil), subject always to good relationship with the community and the sustainable development of our business.

We proudly present our 2003 results and also thank our stockholders for their confidence, and emphasize our acknowledgement of the dedication and competence of all those who work with us – decisive factors in the achievements here reported.

São Paulo, May 2004

Murilo Passos
Chief Executive Officer

David Feffer
Chairman of the Board

"Making new; change for the better; improvement in all aspects; giving of new strength to; bringing up to date; progress."

"Renewal is always a positive act. Renewal shows evolution, the quality of being contemporary, the will and desire to achieve a better future. Renewal does not negate past positions and attitudes, but uses them as necessary elements for the discovery of new ways forward."





CONTENTS

Profile	11
Our operations	12
ANTICIPATING	14
Business strategy	16
Capital expenditure	17
Outlook in 2004	18
PERFORMING	20
Location	22
Natural resources	23
Supplies and logistics	24
Production	25
Sales and distribution	25
INFORMING	26
Competitive environment	28
Economic factors	28
Our markets – Wood pulp	28
Our markets – Paper	30
MD&A	30
Parent company results	30
Consolidated figures	32
Business segment results	34
Paper	34
Pulp	36
Cash flow and change in net debt	36
Risk management	37
Economic and financial risks	37
Industry and operational risks	39
Corporate governance	40
The capital markets	42
GROWING	44
Intangible assets	46
Management of people and teams	46
Management excellence	47
Intellectual capital and knowledge management	48
Brands	49
Environment	50
Social responsibility	52
Added value	52
Institutional projects	52
The Ecofuturo Institute	54



Companhia Suzano de Papel e Celulose is one of Latin America's largest integrated producers of pulp and paper and leader in important markets in the region, with annual production capacity for 1.2 million tons of final products.

PROFILE

Companhia Suzano de Papel e Celulose is one of Latin America's largest integrated manufacturers of paper products and wood pulp, with a leading position in several market segments in the region. Our total pulp production capacity is 1.0 million tons/year, of which 410 thousand tons/year are market pulp and the rest is used in our paper production – we have total paper production capacity of 775 thousand tons/year.

Our four main products – sold in Brazil's domestic market and exported – are: eucalyptus pulp; uncoated printing and writing papers; coated printing and writing papers; and paperboard. Our total production capacity for final products (market pulp plus paper) is 1.2 million tons/year. When the modernization projects that started operating early in 2004 reach full capacity, this will increase to 1.3 million tons/year: 470 thousand tons/year of market pulp and 820 thousand tons/yr of paper.

We have three plants – two in São Paulo state (the B and C mills) and one in Mucuri, in Bahia state – and 269.8 thousand hectares of land close to the mills. Of this land, 164.9 thousand hectares is available for planting of eucalyptus, and most of the remaining area is permanently maintained for environmental preservation.

Since its origin, Companhia Suzano de Papel e Celulose has been part of an 80-year-old group controlled by the Feffer family, a long-standing entrepreneurial player in the pulp and paper sector. This control is currently exercised through Suzano Holding S.A., which also has investments in Brazilian petrochemicals.

Suzano holds 94% of the total capital of its subsidiary Bahia Sul Celulose S.A. The management of the two companies was unified in 2001. This report gives consolidated information for the two companies and their subsidiaries.

STOCKHOLDING STRUCTURE

	CONTROLLING STOCKHOLDERS [1]	BNDES	FLOAT
Common (ON) shares	100.0%	–	–
Preferred (PN) shares	28.3%	19.0%	52.7%
Total capital	55.2%	11.9%	32.9%

COMPANHIA SUZANO DE PAPEL E CELULOSE (% OF TOTAL CAPITAL)

INDUSTRIAL ASSETS (94%)	DISTRIBUTION (100%)	REAL ESTATE INVESTMENTS (100%)	FINANCIAL OPERATIONS (100%)
Bahia Sul Celulose S.A.	SPP Nemo[2]	Comercial e Agrícola Paineiras Ltda.	Suzanopar Inv. Ltd.
	Stenfar Ind. Com. Imp. y Exp. S.A.		Suzanopar International S.A.[3]
	Nemo International		
	Sun Paper and Board Limited[3]		
	Nemotrade Corporation[3]		
	CSPC Overseas Ltd.[3]		
	Bahia Sul International Trading Ltd.[4]		
	Bahia Sul América, Inc.[4]		

(1) Suzano Holding and related parties. (2) A division of Companhia Suzano de Papel e Celulose. (3) Indirect stockholding through wholly-owned subsidiaries. (4) Indirect stockholding through Bahia Sul Celulose S.A.

OUR OPERATIONS

Because of our competitive cost structure, our level of technological development, the skill of our management, and the high quality of our products, we have a leading position in the Latin American paper industry, and a constant presence, and growth, in the world market.

Our vertically integrated operations give us the flexibility to adjust our production and sales of paper and pulp according to the dynamics of the market. By selling paper and pulp to two completely separate markets (the Brazilian domestic market, and the world export market), we achieve the benefits of diversification – making us well-positioned to benefit both from the growth potential of the domestic market and also from the opportunities offered by the international market.

Our production scale, the proximity of our planted forests to our mills – especially in Bahia, where the average transportation distance of wood is 61 kilometers – and the high degree of integration between our processes of production of pulp and paper give us substantially competitive production costs. Also, our paper plants in São Paulo state are close to São Paulo City, the center of Brazil's largest consumer market, and about 90 kilometers from the Port of Santos, which is important for the outflow of our exports.

We have a high potential for organic growth, which gives us a strategic high profile in the sector. Due to the features of our production assets, in particular the configuration of one of our São Paulo plants and our Bahia plant, we are developing projects with low investment per ton/year of capacity, and competitive production costs per ton which with appropriate financing will double our sales volume by 2008, without the need for significant acquisitions.

We believe that success in setting and meeting high environmental standards, as well as being important for sustainable development, gives us an additional competitive advantage, especially in relation to sales to clients in markets with high levels of demand in this respect. Our production units meet, and in some cases exceed, both the Brazilian and also the internationally recognized environmental standards for production of pulp and paper. Bahia Sul was the world's first pulp and paper company – and the first company in the Americas in any industry – to obtain ISO 14001 certification for environmental management.



OPERATIONAL FLEXIBILITY
Vertical integration of production and sales enables us to adapt fast to changes in the domestic and international markets.

Suzano renews itself continually to be ahead of the needs of the domestic and international market, while at the same time building a company of excellence. In the exercise of this vocation, we consolidate ourselves as one of the world's most important producers of pulp and paper, with high potential for growth and generation of value for clients and stockholders.

BUSINESS STRATEGY

When we plan our strategy, or invest in operations, our fundamental objective is to maximize return for our stockholders, through growth of our business – both inside and outside Brazil. By this process of continuous construction of a company of excellence we strengthen our position as one of the world's lowest-cost pulp producers, while maintaining our commitment to social and environmental responsibility.

Here are our main current business strategy objectives:

- **Expand and modernize production:** With the projects in progress and under study we can grow organically, to production capacity of 2.4 million tons/year of market pulp and paper – doubling our present capacity – by 2008.

- **Develop products and add value for clients:** We aim for a degree of differentiation in quality and services, and to develop products with international competitive quality that are innovative in the Latin America regional market. Two examples are: Reciclato, Brazil's first industrial-scale recycled paper, and our doublecoated paper, the only double-coated paper in Brazil.

- **Increase our operational efficiency:** We invest in modernization and improvement, to reduce unit production costs. We have sought increased productivity in our service providers, invested in improvement of logistics, and developed projects to optimize consumption of specific inputs.

- **Perfect the relationship with the capital markets, diversify financing sources:** We have revised our governance practices, and our degree of transparency, and taken measures to increase liquidity.

- **Do business in an ethical, and socially and environmentally responsible manner:** We aim to reconcile creation of economic value with social development and environmentally responsible practices, and respect for human rights.

- **Aim for management excellence:** The objective is always to be a world-class corporation.







BUSINESS STRATEGY

When we plan our strategy, or invest in operations, our fundamental objective is to maximize return for our stockholders, through growth of our business – both inside and outside Brazil. By this process of continuous construction of a company of excellence we strengthen our position as one of the world's lowest-cost pulp producers, while maintaining our commitment to social and environmental responsibility.

Here are our main current business strategy objectives:

- **Expand and modernize production:** With the projects in progress and under study we can grow organically, to production capacity of 2.4 million tons/year of market pulp and paper – doubling our present capacity – by 2008.

- **Develop products and add value for clients:** We aim for a degree of differentiation in quality and services, and to develop products with international competitive quality that are innovative in the Latin America regional market. Two examples are: Reciclato, Brazil's first industrial-scale recycled paper, and our doublecoated paper, the only double-coated paper in Brazil.

- **Increase our operational efficiency:** We invest in modernization and improvement, to reduce unit production costs. We have sought increased productivity in our service providers, invested in improvement of logistics, and developed projects to optimize consumption of specific inputs.

- **Perfect the relationship with the capital markets, diversify financing sources:** We have revised our governance practices, and our degree of transparency, and taken measures to increase liquidity.

- **Do business in an ethical, and socially and environmentally responsible manner:** We aim to reconcile creation of economic value with social development and environmentally responsible practices, and respect for human rights.

- **Aim for management excellence:** The objective is always to be a world-class corporation.







INVESTING FOR EXCELLENCE
We are are investing in modernization and optimization of processes, aiming for excellence in every step from growing of wood to the transport of final products.

CAPITAL EXPENDITURE

We invested a total of R$ 540.8 million, as part of our strategy for organic growth, in 2003. In operations, including investment in forestry in the São Paulo units, we spent a total of R$ 374.5 million; in the Mucuri plant we invested R$ 145.4 million. A further R$ 16.3 million was invested in the Capim Branco powerplant project, and R$ 3.9 million in other forest initiatives.

At the B Mill, we went ahead with our project to modernize and increase production capacity in both paper and pulp. The modernized pulp mill started up in December 2003, and will increase our production by 99,000 tons/year when it reaches full capacity. In March 2004 we completed the modernization of the B8 machine, increasing its production by 43,000 tons/year of uncoated printing and writing paper. The immediate impact of this first phase in modernization will be felt over the whole of 2004, with increased speed and volume of production, dilution of fixed costs and lower consumption of several input materials.

After completing the second phase of modernization, we will increase pulp capacity by 146,000 tons/year, and increase our capacity in uncoated printing and writing papers by 86,000 tons/year, by the end of 2006. About US$ 242 million will be invested in the two phases of these projects – of which US$ 84.8 million, or R$ 260.9 million, in 2003.

In Mucuri the improvement project that we have in progress will add 60,000 tons/year of pulp production, starting in 2005, with debottlenecking of some processes, improvement of environmental performance and potential cost reductions. In 2003 we invested US$ 11 million (R$ 33.9 million), of an estimated total US$ 66 million, in this project, contracting services and equipment.



A forthcoming landmark project is our proposal to increase pulp production capacity at the Mucuri plant by **1 million tons a year** – increasing our total capacity to **1.65 million tons/year** in **2008.** In December 2003 the Board of Directors approved continuation of studies on this project, which would involve an estimated investment of **US$ 1.2 billion**, including formation of new forest.

THE OUTLOOK IN 2004

In our planning for this year we expect to see growth in the world economy, especially in the US and Asia, with positive effects on the world pulp market. Prices increased from February to April in Europe, Asia and North America, with list prices for eucalyptus pulp CIF Northern Europe reaching US$ 550/ton in April. The effect of the new capacity that started up in 2003 has largely been absorbed, and a significant proportion of the capacity that will start operating in 2004 may be destined to the long-fiber market.

After the conclusion of learning curves, which we expect in the second half of 2004, our production capacities for pulp and uncoated printing and writing paper should grow – respectively – by 99,000 tons/year and 43,000 tons/year.

If the present levels of trading – following their increase after the stock offering of November 2003 – are maintained, we believe Suzano's shares will be included in the Bovespa index before the end of 2004. To help with this objective we hired a market maker in April 2004.

A final decision on the expansion of pulp production at the Mucuri unit is expected to be taken in the second half of 2004.

In Suzano's purpose-planted forests, Eucalyptus is handled and harvested in accordance with rigorous environmental quality standards.





To act promptly, accurately and creatively – with the courage to take risks, in a pioneer spirit, but with focus on results. This has been the "script" we have followed, since 1924, each time with renewed application, adding discipline, and transparency in communication about our strategies. Today we are one of Latin America's largest fully integrated pulp and paper producers, with annual production capacity for one million tons of pulp and 775,000 tons of paper. We operate flexibly – adjusting our practices to the dynamics of a constantly transforming market.

performing



LOCATION

With our plants strategically located, we keep competitive production and logistics costs aligned with high environmental standards. The map below shows the locations of our paper and pulp mills, and the planted forests that provide the wood for our pulp production, which are maintained under strict environmental control.



MA
BA
MG
SP
Pulp and paper production plants

THOUSANDS OF TONS/YEAR

Total market production	
Pulp	410
Uncoated printing and writing papers	495
Coated printing and writing papers	90
Paperboard	190
Total production for market	**1,185**
Total pulp production	**1,005**

KM

	São Paulo (SP)	Bahia (BA)
Forests	210	61
Sao Paulo City	45	1,260
Ports: Santos, Vitória	90	320

NATURAL RESOURCES

Our guidelines for the way we work with natural resources are in alignment with the strategy we adopt for modernizing and expanding output capacity, increasing operational efficiency, and continuing to operate in a socially and environmentally responsible manner: in expanding our forest base, and improving productivity, we operate with the best environmental practices, and also increase the area held by local independent farmers who are our business partners.

Increasing our forest base is vital for the competitive growth in pulp production that we have planned in the projects to modernize our B Mill, and to increase efficiency and capacity at the Mucuri Mill. In 2003 we increased our planted area for production in São Paulo and Bahia by 3.2 thousand hectares – to 165 thousand hectares – bringing our total area planted for production in the whole country to 273.4 thousand ha. We now have 78% of the planned new forest base planted for the Mucuri expansion, including contracted areas owned by independent farmers. In the States of Maranhão and Minas Gerais we had a further total of 161.6 thousand ha on December 31, 2003. In the whole of Brazil we currently have 161 thousand ha of forest areas totally dedicated to environmental preservation.

We increased our productivity by 3% in 2003 – the figure is for our continuous inventory of forests – as a result of technology development, research and genetic mapping. We now have field materials that are more appropriate to our industrial activity, using cloning of the best trees, duly approved in tests for industrial purposes.

As well as our own reserves, some 7% of the wood that we used in 2003 came from contracted suppliers – entirely from development projects that we had promoted and supported with our own technical advice programs. This creates a strong relationship link with the producers, while at the same time we are helping to create employment and income in the areas in which we operate, and optimizing return on investments.





PRODUCTIVITY, PRESERVATION
We increased our productivity in natural resources by 3% in 2003 (calculated on continuous forest inventory) – through development of technology, research and genetic mapping techniques for formation of our forests.

SUPPLIES AND LOGISTICS

In 2003, we planned and began to put in place two new operational models for logistics and supplies, covering mills and finished products, internal and external flows, storage, and the various means of transport. We are also achieving improvements in costs and in operational safety.

Our new model for strategic supplies involves service providers, maintenance materials and raw materials. We are concentrating on revision of contracts and looking for synergy in procurement of the most used items, and also increasing the use of e-commerce tools to simplify and improve purchasing conditions: a highlight was a Dutch auction for acquisition of electricity, which will significantly reduce our costs on this input up to 2007.

We expect to reach self-sufficiency in electricity in 2007, with the conclusion of the Capim Branco I and II hydroelectric plants, in Minas Gerais, with 450MW total capacity, where we have a share in the consortium building the two plants that gives us 17.9% of the electricity they will generate. R$ 16.3 million of our total estimated investment of R$ 183.2 million in this project was spent in 2003.



LOGISTICS
Service providers actively participated in our new logistics model, which has enabled us to revise contracts and seek synergies for optimization of procurement, production and internal and external warehousing flows.



PRODUCTION

Our total output of pulp and paper products in 2003 was 1.2 million tons, 1.6% more than we produced in 2002 – 424.9 thousand tons of market pulp (0.1% more than in 2002), and 776.4 thousand tons of paper, 2.5% more than in 2002.

This was more than the aggregate nominal production capacity of all our plants (just under 1.2 million tons), reflecting the increase in productivity that resulted from our operational improvements.
Our production cost of market pulp is among the lowest in the world, and the expansion of the Mucuri plant will further strengthen this position. Our market pulp production cost in 2003 was US$ 143/ton, compared to US$ 132/ton in 2002. The increase is mainly due to higher labor costs, and higher prices of services and input materials.


CASH COST OF MARKET PULP
(FOB MILL) - SHORT FIBER
SUZANO - US$ / t
2001
143
2002
132
2003
143


CASH COST OF MARKET PULP
(FOB MILL) - SHORT FIBER
JULY 2003 - US$ / t
2002 OUTPUT (THOUSAND TONS)
SUZANO 137
BRAZIL 142 4,130
INDONESIA 225 2,860
CANADA 294 1,975
USA 300 3,040
FINLAND 306 1,005
SWEDEN 313 535
FRANCE 319 520
PORTUGAL 342 855
SPAIN 342 1,120

Sources: Companies; Hawkins Wright, July 2003.

SALES AND DISTRIBUTION

In 2003 we sold a total of 1,153.6 thousand tons, compared with 1,161.9 thousand tons in 2002. The reduction in domestic demand for paper resulted in our domestic sales falling from 539.5 thousand tons in 2002 to 469 thousand tons. However, our operational flexibility enabled us to redirect a large part of our sales volume to the external market: our exports grew 10% in the year, to 684.5 thousand tons – representing 59.3% of our sales volume, a significant increase from 53.6% in 2002. This export growth was diversified: we exported to 77 countries in the year.

Our distribution division, SPP Nemo, serves our smaller local clients, as a multi-brand distributor. In 2003, with the fall in domestic demand, it sold 12.6 thousand tons (36.1% less than in 2002) of products made by other manufacturers than ourselves.

We aim to bring you the details that make the difference, to give transparency in our challenges and achievements, to indicate our strategies for growth.
Clear knowledge of all relevant points of view is essential for analyzing our business.
In 2003 we took one more step forward in our process of continuous renewal with the improvement of our market information system, and the important decision to adopt the Bovespa (São Paulo Stock Exchange) Level I Corporate Governance Standards.
The presentation of our results below reflects and portrays this new phase in our history.



ECONOMIC FACTORS

Confidence returned to Brazil's financial markets with the new government's macroeconomic stabilization policy, after the political transition at the end of 2002: the Real appreciated, Brazil risk fell, external funding inflows increased. The US dollar exchange rate fell from R$ 3.53/US$ at the start of the year to R$ 2.89/US$ at the end (the average exchange rate for the whole year increased from R$ 2.92 in 2002 to R$ 3.08 in 2003).

High domestic interest rates – though declining – were the main reason for the strong reduction in domestic demand for paper in Brazil, but due to the flexibility of our operation we were able to redirect sales to exports successfully. Appreciation of the Real during the year reduced our revenues in local currency arising from our increased exports, but also significantly reduced the value in Reais of the dollar-denominated portion of our debt – directly contributing to the profit reported in 2003.

The international environment was favourable, with very liquid financial markets in 2003, bringing us lower funding costs and longer tenors for our financing transactions. The recoveries in the US, and to a lesser extent European and Japanese economies – and the continuing strong growth of China – were factors supporting our higher exports in 2003.

OUR MARKETS: (I) WOOD PULP

International prices were less volatile in 2003 than in previous years, and the average market price for eucalyptus pulp CIF Europe in the year, US$503/ton, was about 10% higher than in 2002.


Bahia Sul
REPORT
Multiuso
Papel Colorido

GLOBAL REACH
The more favorable international environment was an opportunity to compensate for the retraction in Brazil's domestic market for paper and pulp. We exported a significant percentage of production – to 77 countries.


SUZANO

FOCUS ON THE FINAL CONSUMER
In 2003 we invested in the relationship with our final clients - to strengthen partnerships cultivated over 80 years - using the high quality of our portfolio as an attraction.

On the supply side, worldwide eucalyptus market pulp capacity increased over 2003, and this was a factor in reducing prices in the second half of the year. On the demand side, the main factors increasing market prices were the growth in the economies of the US and China (China imported 15% more pulp than in 2002) and the strengthening of the euro against the dollar, which improved the import conditions in Europe. Norscan inventories behaved better over the year than the industry was expecting – though they did rise more than expected at the end of the year.

OUR MARKETS: (II) PAPER

Domestic Brazilian demand for paper contracted strongly in 2003. The uncoated and coated paper segments of the printing and writing paper market were affected by the reduction in government-related purchases – both directly (through the National Education Development Fund, FNDE) and indirectly (through lower promotional activity). The paperboard segment of the market was strongly affected by the reduction in economic activity, which reduced consumption of packaging materials.

In the international market, the average price difference between uncoated paper (Reels, CIF Northern Europe) and eucalyptus pulp was US$ 243/ton – in line with the historical average of US$ 250/ton.

FINANCIAL FIGURES

PARENT COMPANY RESULTS

Net sales increased by 15.1% from 2002, to R$ 1,400.9 million, reflecting 18.3% growth in average prices, in Reais, and sales volume 2.7% lower.

Gross profit increased from R$ 538.9 million in 2002 to R$ 554.3 million in 2003 – growth of 2.9%. There was an increase in cost of goods sold mainly due to increases in wages and prices of inputs, but also some non-recurring increases, including: acquisition of pulp at market prices during the downtime for machinery startup in the Q project; higher cost of utilities due to lower production of pulp; and an adjustment in the provision for maintenance shutdown expenses.

■ **Ebitda**	**2003** parent company Ebitda was **R$ 401.3 million**, an increase of **3.1%** from **2002**.

There were increases in administrative and selling expenses, mainly reflecting increased personnel, marketing and distribution expenses due to higher exports; and there were also non-recurring expenses of R$ 15.8 million, arising from organizational restructuring and from the stock offering.

Net financial income: After net financial expenses of R$ 820.3 million in 2002, the holding company posted net financial revenue of R$ 8.3 million in 2003 – reflecting, essentially, the volatility in the FX rate in the two years.

Equity income in subsidiaries and affiliates was R$ 355.4 million in 2003, compared to R$ 451.1 million in 2002. This reflected (i) the increase in the contribution of Bahia Sul, from R$ 145.5 million in 2002 to R$ 380.5 million in 2003, and (ii) the effect of the variation in the exchange rate on the cash position of Suzanopar Investimentos Ltd – where the positive effect of the weakening of the Real in 2002 was not reversed in 2003 since most of this cash was used to repay loans. This resulted in Suzanopar posting positive equity income of R$ 297.4 million in 2002, but negative equity income of R$ 23.1 million in 2003.

The net income of the parent company in 2003 was R$ 582.1 million, compared with R$ 104.4 million in 2002 – strongly influenced by the effect of the appreciation of the Real against the dollar on the company's foreign-currency-denominated debt.


NET SALES REVENUE
R$ MILLION
99
47%
1,229
00
42%
1,420
01
44%
1,785
DOMESTIC SALES
02
49%
2,068
EXPORTS
03
50%
2,478





CONSOLIDATED FIGURES

Net sales

Net sales in 2003 was R$ 2,477.9 million, an increase of 19.8% from 2002, reflecting a 20.7% increase in average selling price – and also a reduction of 0.7% in total volume sold.

Our net sales from the domestic market increased by 16.0%, to R$ 1,234.1 million: the 33.5% increase in average prices in the year more than offset the result of a reduction of 13.1% in volume sold. In the export market, our net sales increased 23.8%, to R$ 1,243.8 million in 2003 – reflecting: (i) increases in average US$ prices, of 4.6% for paper and 6.4% for pulp; (ii) the lower average dollar exchange rate in 2003 and 2002; and (iii) 10% growth in our volume exported, mainly in higher-added-value papers.

2003 EXPORTS BY DESTINATION

TON



18.5% NORTH AMERICA
23.9% OTHERS
21.9% ASIA
35.7% EUROPE

2003 NET SALES, BY PRODUCT

%



23.0% PULP
9.7% COATED PAPERS
18.8% PAPERBOARD
48.5% PRITING AND WRITING PAPERS

Cost of goods sold

Cost of goods sold increased 21.1%, to R$ 1,347.3 million in 2003 – mainly reflecting: increased prices of raw materials, higher expenditure on electricity, increased wage costs, and increased exports of paper – increasing freight costs.

Selling expenses

Selling expenses increased 10.8%, to R$ 140.5 million in 2003, reflecting increased marketing expenses on the increased volume of exports, and also the effect on our dollar-denominated export-related expenses of the depreciation of the average Real against the dollar from 2002 to 2003.

■ Gross profit	Gross profit increased by **18.2%** from 2002, to **R$ 1,130.6 million** in 2003, while gross margin declined by **0.6 basis points** – from 46.2% to 45.6% – mainly reflecting the increase in paper exports, which have lower margins.

General and administrative expenses

G&A increased by 20.2% from 2002, to R$ 201.4 million, mainly reflecting increased labor expenses, including increased disbursement under our profit-sharing program, and an increase in tax provisions. We also had R$ 15.8 million of non-recurring expenses in the year, relating to the organizational restructuring and the stock offering of November 2003. G&A as a percentage of net sales was relatively unchanged from 2002, at 8.1%.

Ebitda

Our Ebitda, at R$ 1,000.2 million in 2003, increased 19.0% from R$ 840.7 million in 2002. Ebitda margin on net sales, at 40.4%, was stable from 40.6% in 2002.

Net financial income

In 2003 we posted consolidated net financial income of R$ 76.9 million, which compares with net financial expenses of R$ 771.6 million in 2002. A substantial part of these totals relates to the effects of net monetary adjustment and FX variations on our assets and liabilities denominated in US dollars – in 2003 the aggregate effect of these factors was a net gain of R$ 318.5 million, while in 2002 it was a net loss of R$ 576.6 million. Hence these totals do not necessarily represent disbursements, nor entry, of cash in these periods.

Income tax and the Social Contribution

Our consolidated income tax and Social Contribution expense of R$ 259.0 million in 2003 compares with a tax credit of R$ 191.8 million in the previous year. The change primarily reflects the positive contribution of the effects of FX variations, and non-taxable income of foreign subsidiaries – which resulted in a credit of R$ 147.9 million in 2002, and an expense of R$ 43.3 million in 2003.

■ Net income	Consolidated net income increased significantly, to **R$ 586.5 million** (R$ 2.1443 per share), in 2003 – from **R$ 55.1 million** (R$ 0.2131 per share) in 2002.

FINANCIAL HIGHLIGHTS

R$ MILLION

	2002		2003		2003/2002
Net sales revenue	2,068.4	100.0%	2,477.9	100.0%	19.8%
Gross profit	956.3	46.2%	1,130.6	45.6%	18.2%
Ebit	682.5	33.0%	822.0	33.2%	20.4%
Operational income	840.7	40.6%	1,000.2	40.4%	19.0%
Net income	55.1	2.7%	586.5	23.7%	964.9%

PER SHARE DATA

R$/SHARE

	2002	2003
Net income per share	0.404	2.128
Per common share		
Interest on Equity	-	0.189
Dividends	0.245	0.405
Per preferred share		
Interest on Equity	-	0.208
Dividends	0.270	0.445
Number of shares (*)	258,516,981	273,515,434

(*) Excluding shares held in Treasury (4,350 shares on 12.31.2003 and 12.31.2002)

BUSINESS SEGMENT RESULTS

PAPER

Our net sales from paper in 2003 was R$ 1.9 billion, 21.9% higher than in 2002. There was a positive effect from the 22.2% increase in the average price of paper, to R$ 2,545.5 per ton in 2003, partially offset by the 0.2% reduction in volume sold, from 751.0 thousand tons to 749.3 thousand tons, in 2003. The increase in average price of paper was primarily due to higher domestic market prices, and especially to our line of higher-added-value products, while the fall in sales volume reflected the slowdown in the Brazilian economy. We directed 44.1% of our volume of paper sold to the export market in 2003, compared with 37.6% in 2002.

We actively increased our focus on the final consumer, strengthening the wide-ranging relationships in the market that we have built over 80 years. Our strong presence in the publishing market reflects both this strategy and the high quality of our products.

Preliminary figures for 2003 from Bracelpa, the Brazilian Paper and Pulp Association, indicate Companhia Suzano's leadership in Brazilian production in our market segments (coated paper, paperboard, and uncoated printing and writing paper):

BRAZILIAN PRODUCTION OF PAPERS IN 2003

BY MARKET SEGMENT — TOTAL, PAPERS: 2,668 THOUSAND t


11% COATED PAPERS
22% PAPERBOARD
67% PRINTING AND WRITING PAPERS

CIA SUZANO: SHARE OF 2003 BRAZILIAN PRODUCTION

% — TOTAL, PAPERS: 2,668 THOUSAND t


29% SUZANO
71% OTHERS

2003 PRODUCTION: SUZANO VS. BRAZILIAN TOTAL, BY PRODUCT

PRODUCT	SUZANO ('000T)	SHARE, %	RANKING
Uncoated P&W	494.7	28.2	1
Paperboard	197.6	32.3	1
Coated P&W	84.0	29.5	2

SUZANO: PAPER SALES

THOUSAND TON


99
59%
732
00
68%
715
01
67%
733
DOMESTIC SALES
02
62%
751
EXPORT
03
56%
749

SUZANO PULP EXPORT DESTINATIONS IN 2003

TONS


31.9% SOUTH AMERICA
17.7% OTHERS
12.5% ASIA
25.6% EUROPE
12.3% NORTH AMERICA


PULP EXPORT DESTINATIONS BY REGION, 2003
TONS
45.2% EUROPE
24.1% NORTH AMERICA
30.7% ASIA

PULP

Our net sales of pulp in 2003 was R$ 570.7 million, a 13.3% increase from 2002 – primarily reflecting the 15.2% increase in the average price of pulp, to R$ 1.4 thousand per ton in 2003 – offsetting the 1.6% reduction in sales volume, to 404.3 thousand tons. The increase in the average price of pulp reflects an increase of about 10% in international prices (CIF Northern Europe) and an average 5% devaluation in the Real.

CASH FLOW AND NET DEBT


NET DEBT
US$ MILLION
1999
656
2.2
• SALE OF NON-CORE BUSINESSES
• DEPRECIATION OF REAL
2000
233
0.6
• CONTROL OF BAHIA SUL ACQUIRED (US$ 320 MM)
2001
807
2.8
• PETROCHEMICAL ASSETS SPUN OFF (US$ 150 MM)
• ACQUISITION OF PORTOCEL (US$ 125 MM)
2002
721
3.0
2003
569
1.6
• SALE OF PORTOCEL (US$ 150MM)
• CAPEX FOR GROWTH (US$ 120MM)
US$ MM
NET DEBT/EBITDA

Consolidated net debt at 31 December 2003 was R$ 1,645.4 million (US$ 569.5 million), compared with R$ 2,548.9 million (US$ 721.4 million) at 31 December 2002, a reduction of R$ 903.5 million (US$ 151.9 million).

As well as the Ebitda, which increased to R$ 1,000.2 million (US$ 325.0 million) in 2003, from R$ 840.7 million (US$ 287.9 million) in 2002, two other factors contributed to the reduction in net debt: the exercise of the put option on the stake in Portucel, with net cash proceeds of R$ 420.0 million, and the primary stock offering of R$ 150.0 million.

On the other side, the main elements of cash outflow were: capital expenditure, including deferred spending, totaling R$ 544.8 million; financial expenses of R$ 241.7 million on interest and swaps; income tax and Social Contribution expense of R$ 130.3 million; and aggregate dividends and interest on equity totaling R$ 127.0 million.

	12.31.2003	12.31.2002
BNDES	**173**	**122**
Eurobonus	**76**	**103**
Others	**58**	**246**
Debt excluding trade finance	**308**	**471**
Trade finance	**722**	**630**
Short term	354	273
Long term	369	357
Gross debt	**1,031**	**1,101**
Short term	500	536
Long term	531	565
Cash	461	380
[illegible]	[illegible]	[illegible]



LONG TERM
SHORT TERM
45% CASH COVERAGE
17% LOCAL CURRENCY
83% FOREIGN CURRENCY
70% TRADE FINANCE

In the second quarter of 2003 the subsidiary Bahia Sul obtained a new tax credit approval from the Northeastern Development Agency (Adene – formerly Sudene): its income tax on profit from sale of manufactured products will be reduced by 75% for a period of 10 years, starting in 2002 for pulp and 2003 for paper.

The ratio of net debt to Ebitda on 31 December 2003 was 1.6, compared with 3.0 on 31 December 2002. Part of our financial strategy in the year was to extend the terms of our debt profile, with a higher proportion of longer-term trade finance, and transactions with foreign export credit entities and the BNDES, as well as reduction of the cost of debt, in line with the falling trend in international interest rates.

RISK MANAGEMENT

ECONOMIC AND FINANCIAL RISKS

We are exposed to various market risks, which include variations in the exchange rate and in interest rates. In relation to foreign currency, our hedge policy aims to protect current and future cash flow, taking into account the fact that a substantial part of our sales is paid for in dollars, providing us with a natural hedge. As part of this policy, for events not related to our exports, we adopt financial instruments to minimize the effects of changes in the exchange rate on our indebtedness in US dollars, vis-à-vis our expected cash flow.

In relation to interest rates, which are subject to market fluctuations, we also enter into financial instruments with a view to ensuring that our financial expenses are kept within levels that are appropriate to the level of return on our investments, by fixing either interest rates or the spreads between the expenses on our financings and the return from our investments of cash.



EFFICIENCY

To face competition in domestic and export markets, we are investing in the development of products that give clients more added value at more competitive prices - building ourselves protection against sector risk.

Indebtedness

At 31 December 2003, **83% of our indebtedness** was in US dollars, compared with 86% on 31 December 2002 – reflecting the growth in our financing transactions with the Brazilian Development Bank (BNDES). On the same dates, approximately 51% and **72%**, respectively, of our cash holdings were linked to the **US dollar**.

Our market risk arising from the exposure of our debt, cash investments and other net financial liabilities and assets in foreign currency is a potential loss of approximately R$ 50.7 million for each increase of R$ 0.10 in the Real/US dollar exchange rate. At 31 December 2002 this figure was R$ 46.0 million.

Our exposure to variations in interest rates mainly represents: changes in Libor, for financing denominated in US$; and changes in the local TJLP or CDI rates, for financing in Reais. At 31 December 2003 approximately 57.8% of our indebtedness was exposed to floating rates, compared to 58.5% at 31 December 2002.

INDUSTRY AND OPERATIONAL RISKS

We believe the volatility of prices in the international paper and pulp market could adversely affect our results, and that it is caused mainly by variations in production capacity, world demand, and foreign exchange rates for the world's main currencies. In our investment decisions we always work with conservative price assumptions.

In some of the markets in which we operate we face competition from a large number of companies, including international companies, some of which have more financial resources than we do; and we believe that our strategy of focusing on efficiency, development of products and adding of value for our clients, as well as our competitiveness in costs, has ensured that we continue to have a sustainable leadership position in the domestic market.

The expansion of a plant, like the one we are planning at the Mucuri mill, involves various risks. These include engineering risk, construction risk, regulatory risk and the risk of project planning, as well as other significant challenges which could delay the conclusion or operation of the undertaking and significantly increase our costs. We seek to mitigate these risks with efficient project management, and through the experience of our managers.

There is also a risk of our being adversely affected by the imposition and enforcement of even more rigorous environmental standards. We already operate in a responsible manner in relation to the environment. The Mucuri plant was the first company in the pulp and paper industry and the first in the Americas (including all sectors) to be awarded ISO 14001 certification. This serves as an example of how we seek to anticipate possible legislative requirements.

Another area of risk is the possibility of our insurance cover not being sufficient to cover any losses, particularly in the case of losses to our forests. To cover losses to our industrial plant, we have large-scale insurance with the leading insurance companies; but we do not maintain insurance against fire, disease or other risks for our forests, although we do develop operations – jointly with other companies in the sector – to prevent and fight forest fires. In the last three years, the total damage we have suffered from fires has been less than 1.2% of our total planted area.



We have finalized the first phase of a **US$242 million** modernization project of our industrial plants in **São Paulo**, aiming to increase productivity, reduce specific consumption of each **input**, and update equipment, to prevent any of our technology becoming obsolescent.

There is also the risk of inflation (in spite of government measures to contain it) contributing to an increase in our operational costs, especially labor and local inputs.

CORPORATE GOVERNANCE

We took important steps in maximizing the quality of corporate governance in 2003.

We adopted a new model of management, in which the controlling stockholders now work mainly at more strategic levels, on the Board of Directors and its Committees, and are no longer part of the Board of Executive Officers. The Suzano holding company was restructured, career executives were hired from the market, and the Board of Directors assumed more of a holding than an operational role.

Management and Strategy committees of the Board of Directors were formed, to improve decision-making, and the Board was enlarged: it now has contributions from two new independent professional members, one appointed by BNDESPar and the other by the minority stockholders. All the members have a three-year mandate; none of them exercise any executive functions in the company.

In 2003, we decided to waive the right to specify a three-name list for the appointment by the minority stockholders of a representative on the Board of Directors. This decision was in effect as from the Ordinary Stockholders' Meeting of 2004.

In May 2003, we adopted the Level I Corporate Governance Standards of the São Paulo stock exchange, improved our policy for information disclosure, and increased our activity in investor relations. We also reshaped the policy for compensation of our executives, to include a long-term element based on the performance of the company's shares – thus helping to align the interests of senior executives with those of stockholders.

In 2003 we did not contract any additional services other than auditing services from our independent auditors. In 2004 we made the obligatory rotational replacement of auditors: Ernst & Young Auditores Independentes have been selected as our new auditors. We have been continually improving our internal controls, and these are reviewed annually by the auditors. Their report of this review is used to decide the improvements in the present system of controls, in terms of accounting, tax and information technology.

The Audit Boards of Companhia Suzano and Bahia Sul are both made up of three members – two appointed by the controlling stockholders and one by the minority stockholders – and ordinarily meet every three months.

We have a disclosure policy that ensures efficiency for the system of reporting material events, and also minimizes the risks of inappropriate disclosure. We are in the final phase of preparing a policy for trading in the company's securities.



THE CAPITAL MARKETS

As part of our strategy of improving our relations with the capital market and also diversifying our sources of financing, we took two important steps in 2003. In May, we adopted the Level I Corporate Governance Standards of the São Paulo stock exchange (see Corporate Governance). In November we made an offering of R$ 442 million, at R$ 10 per share. Our market capitalization increased from R$ 1.3 billion on 31 December 2002 to R$ 3.5 billion on 31 December 2003, an increase of 156% (adjusted for events) – higher than the increase in the aggregate market capitalization of the components of the Bovespa index, which was 97%.

Since our strategic objective is to increase liquidity, and also to increase the wide spread of our stockholders throughout the market, a mixed primary and secondary offering, public in Brazil and private outside Brazil, was structured. Previously, the company's free float was highly concentrated – the main cause of the low liquidity. The transaction involved three large minority stockholders, the Suzano holding company and a primary issue, aiming to achieve the required level of free float for the stock to be included in the Bovespa index by the end of 2004.


ATE 16:37HS
NEG 16400
OFC 16400

FINANCING
Two important steps forward in our relationship with the market in 2003 were the adoption of São Paulo stock exchange Level 1 Corporate Governance and our private and public equity offering.

We took several further measures to make the offer as favorable as possible for the market. We reduced the standard trading lot of our stock, from 1,000 to 100 shares, starting in November 2003 – giving small investors more flexibility to trade their portfolios. About 5% of our employees subscribed shares, obtaining financing for this at subsidized interest rates from Suzano Holding, and this helped to disseminate investment culture inside the company, as well as aligning their interest with those of the other stockholders.

With a structure of increasing commissions in accordance with a number of private-individual personal taxpayer numbers in each broker's share purchaser base, 17 brokers took part in the retail offering, through the Brazilian Settlement and Custody Chamber (CBLC). Part of the remuneration of the lead manager banks was linked to success indices, such as reduction of discount, and the stock's inclusion in the Bovespa index within one year after the offering.

The result was that our shareholder base tripled, to a total of 3,488 stockholders on 31 December 2003. The free float, which had been 27.8% and represented a few large stockholders, diversified considerably and increased to 33% – equivalent, on 31 December 2003, to R$ 1.1 billion.

Our total proposed distribution of profit, net of income tax, for the year is R$ 165.3 million (compared to R$ 67.3 million in 2002), or 28.4% of the net income of the parent company. R$ 55 million of this was already paid in December 2003 in the form of interest on equity. The total payment proposed corresponds to R$ 0.405 per common share, and R$ 0.445 per preferred share. In 2003 the holding company, Bahia Sul, distributed R$ 36 million in interim dividends, and proposed a complementary dividend of R$ 0.01173 per common share and R$ 0.01290 per share for the A and B preferred shares.

PLACEMENT OF THE SUZANO STOCK OFFERING BY REGION AND TYPE OF INVESTOR

NOV./2003



39% BRAZILIAN INSTITUTIONAL INVESTORS
37% USA
18% EUROPE
6% BRAZILIAN RETAIL INVESTORS

AVERAGE DAILY NUMBER OF TRADES

R$ THOUSANDS



2001
10
2002
8
2003
51
AFTER THE OFFERING*
180

11/21/2003 to 04/30/2004 Source: Economática

AVERAGE DAILY TRADING VOLUME

R$ THOUSANDS



2001
345
2002
224
2003
1,342
AFTER THE OFFERING*
4,699

11/21/2003 to 04/30/2004 Source: Economática.



• Just as important as investing in operational assets is to invest in the development and retention of a motivated group of talented team workers, stimulated to seek both the results we aim for, and also their own personal professional excellence and growth.

• Our success in setting and exceeding targets for environmental standards in a socially responsible way gives us a further competitive advantage. We believe in interaction of the company with the communities that surround it, so that all may progress together.

growing

MANAGEMENT OF PEOPLE AND TEAMS

In unifying the management strategies of Suzano and Bahia Sul, we faced the challenge of integrating two distinct business cultures. We were able to base our search for best performance on the collective learning resulting from the exchange and sharing of the two companies' experience, and the vision, missions and values of their leaders, focusing on identifying best management practices and disseminating them.

In management of people and teams, our main objectives are:

- To attract, develop and retain differentiated professionals;
- To develop leaders;
- To achieve superior personal and team performance; and
- To improve the level of satisfaction of the team – the people that work in our organization.

We see these processes as being under 5 headings (Formal Management of Work Contracts, Remuneration and Benefits, Planning and Development, Health and Safety and Our Relationship with the Community). Taking the last of these aims as the basis for the others, we developed a company-wide instrument to ensure the best possible internal atmosphere in the company: our company-wide Internal Satisfaction Assessment System (SASC, in Portuguese*) – which 99% of our employees joined spontaneously. Managers and teams both became strongly involved in analysis of the results, and in making plans for a complete review of all our processes for management of people and teams.

Based on the results of this assessment – and always being aware of examples of market best practices – we then undertook a complete restructuring of our human resources area, bringing units together into workgroups, organizing activities under the concept of processes, increasing synergy, unifying people and team management policies and practices, decentralizing, and strengthening each individual's involvement in day-to-day work-related issues.

To support this modernization of our people and team management, we updated our IT, achieving faster and more accurate responses, and an environment more focused on serving the internal client, led by a vision of quality and costs.

In planning and development, we aim for continuous increase in the qualification of our managers and teams, as shown by the volume of time and energy we put into internal training:

TRAINING AND DEVELOPMENT (2003)	
Total invested (R$ million)	3.0
Number of hours/year	232,516
Number of hours/employee/year	59.9
Percentage of gross sales	0.11
Investment per employee (R$)	781

For our aim of developing leaders, we use two important programs:

• 360º competence management: This is an assessment by peers, teams and immediate superiors, identifying strong points and any competency gaps, and establishing individual development plans.

• Executive high performance management: Setting of individual indicators and targets related to strategies and results established by the company.

Complementing this, managers took part in courses of Management Development, Emotional Intelligence, Motivation and Leadership:

Attendances	Training hours	Investment (R$)
1,456	14,078	906,445

We invested R$ 9.5 million in internal communications – aiming to strengthen relationships between managers and teams – and in the relationships between the company and the community.

Another innovation, the Open Dialog program, holds twice-monthly meetings between directors and teams, with a free agenda, to answer questions, align expectations and raise suggestions, in all the business units. In 2003 we held 35 meetings involving 441 team members.

In health and safety, we are working toward implementing a supervision system based on OHSAS 18001, which requires adoption of high, internationally recognized, management standards.

MANAGEMENT EXCELLENCE

We adopted the criteria of the National Quality Prize (PNQ) as a guide for our evolution as a world-class organization. These criteria can be summed up as: (i) leadership; (ii) strategy and plans; (iii) clients; (iv) society; (v) information and knowledge; (vi) people; (vii) processes; and (viii) results. The steps help in laying out a system of management, carrying out self-assessments, and managing and identifying performance in all the company's actions. The process has enabled us to reap better results from good management practices, strengthening the process of unification of management of Suzano and Bahia Sul. In 2003 we promoted a second cycle of PNQ learning, this time taking in all our operational units.

DEVELOPMENT
We restructured our Human Resources area to create the necessary support for our objectives of attracting and retaining professionals who stand out from their peers and achieve superior results.







QUALITY
We now have a management model in place that prioritizes improvement of processes and products while promoting reduction of environmental impacts and employee safety.

Our corporate adoption of this plan dates from 2001, when Bahia Sul won the PNQ Prize. Since then, as part of our management model, we have been continually acting to improve our processes, with a view to improving the quality of our products, reducing environmental impacts and promoting the health and safety of our co-workers. To meet these objectives, we set as a priority the development of an integrated management system based on the ISO 9001 quality standards, the ISO 14001 environmental rules and the OHSAS 18001 occupational health and safety requirements.

We are well advanced in our objective of obtaining these three certifications in all our industrial and forest units by 2005. In this context we note the pioneer SA 8000 Social Responsibility Certification of our Distribution division, SPP Nemo, in 2003.

INTELLECTUAL CAPITAL AND KNOWLEDGE MANAGEMENT

We believe that intellectual capital and knowledge management are important elements of development, innovation and growth for our organization, and that they should be aligned with strategy and long-term objectives. We apply knowledge management systematically to create, use, retain and measure our knowledge as a tool for organizational excellence.

Our study for a pilot competitive intelligence model, using knowledge management to increase volume and democratization of internal knowledge, and produce collaborative work on how we could become more competitive, was presented to the Intellectual Capital Committee, and has been reproduced and shared by the whole organization.

We are carrying out genetic mapping studies with the University of Viçosa (Minas Gerais State), and Esalq (of São Paulo University), aiming to identify genetic material that is resistant to pests and diseases and also has high nutritional efficiency. We are actively participating in other studies with the same objective, including the Genoma project.

■ Technology	Our 33-member **Technology Committee** brings together directors, managers and technical staff of the sales, marketing, forest, operational and quality areas, and decides on research and development guidelines and actions. Every quarter it assesses **opportunities, trends and innovations** that bring together technological possibilities and market needs. There are currently 78 projects in progress in the company.

BRANDS

Suzano brands are in fact benchmarks in the paper market. We are leaders of the domestic market in uncoated papers, which provided 49% of the sales revenue of Suzano Papel e Celulose in 2003. Our Report brand has the "top of mind" position in Brazil. We have also received high recognition in coated paper products, for the only two-layer art paper in Brazil, regarded as a reference product in the Brazilian printing and advertising agency markets.

2003 will also be remembered as a year of important brand launches by Suzano, especially in exports. For the export market, we launched the Paperfect brand in the US and the UK. In the domestic market, we added the multi-purpose ("Multiuso") concept to the family of Report lines, while our Reciclato brand – Brazil's first commercially-produced recycled paper – gained even further strength and industrial scale.

Suzano brands also dominate the Brazilian white paperboard market, with 78% market share. Proving the international quality of our products, 46% of all our production of paperboard in 2003 was exported – this includes our premium brands Supremo Alta Alvura, Supremo Duo Design and TP Hi-Bulky.




RECICLATO® SUZANO
A4

ENVIRONMENT

Companhia Suzano invests in a quest for balance between the industrial activity of producing pulp and paper, on the one hand, and environmental preservation on the other. We carry out our forestry activities – to give us wood, our main raw material – in a way that is environmentally and socially responsible, and includes, among other activities, the preservation of native species and the multiple use of eucalyptus.

We attribute part of the productivity gains that we have achieved in our planting to our adaptation of the genetic material to the environment, and to our knowledge and application of the technique of minimum planting – in which we were pioneers – which consists of making the minimum disturbance in the soil when growing eucalyptus, so as to minimize erosion, and also guarantee the natural cyclical process of nutrients (branches and leaves).

We have reserves of areas for native species spread over five of the Brazilian States: São Paulo, Bahia, Espírito Santo, Minas Gerais and Maranhão, which include a total of 161,000 ha of preservation and conservation. These areas not only exeeed the scale called for by the environmental legislation, but are also the subject of studies of the local biodiversity, contributing to adaptation of our handling of forest plantations and our environmental preservation actions. With the exception of Maranhão, where we use 5,400 ha for research and development, all our production areas in São Paulo and Minas Gerais have ISO 9001 certification.

In 2003 we continued with our modernization project at the B mill, with major emphasis on the environment. The project both makes it possible for us to increase production capacity, and also involves replacement of old equipment with newer equipment using state-of-the-art technology – which creates less waste and is less pollutant.

As part of this project, we have optimized pulp washing and refurbished the CBC III recovery boiler, installing a system for control of diluted odorous gases. This is part of the process of significant reduction of odors, which we have been putting in place at all the



Quality Management System in forest areas of states of São Paulo and Minas Gerais:
ISO 9001: 2000
Integrated Management System at SPP Nemo:
(quality, environment and social responsibility)
ISO 9001: 2000
ISO 14001: 1996
SA 8000: 2003

PRESERVATION
A piece of Brazil's high Atlantic Forest dedicated to eco-tourism and environmental education: the Parque das Neblinas ("Park in the Clouds") will host a center of reference for sustainable cultivation of native species.

PARAMETER	INTERNATIONAL REFERENCE	STANDARD	2003 AVERAGE
DBO5	–	2,100 kg/day	1,250 kg/day
AOX	0.1 kg/tsa	–	0.06 kg/tsa

	SOURCE	STANDARD	2003 AVERAGE
TRS emission (odor)			
	Gotaverken	5.0 ppm	0.35 ppm
	CBC III	5.0 ppm	0.34 ppm
	Lime furnace 1	8.0 ppm	3.42 ppm
	Lime furnace 2	8.0 ppm	3.50 ppm
	Incinerator	2.5 ppm	0.12 ppm
SO_2 emission			
	Fuel oil	1,513 t/year	435 t/year

Suzano units, in accordance with rigorous world standards: the US standard is 5 parts per million, ours will be 2.5 ppm when the project is in place.

Our treatment of liquid effluent is a highlight: we achieve a low level of biodegradable organic material (DBO5).

A considerable part of this achievement comes from the non-use of chlorine in bleaching of pulp – this was another pioneering move, begun by Suzano with its first use of the elemental chlorine free (ECF) process in 1989.

The water used in the industrial units in São Paulo is withdrawn from and returned to the Tietê River. This water undergoes treatment before it is used in the process of manufacture of pulp and paper. After use it is treated again, and returned to the river in accordance with the legal standards.

Other capital expenditure includes action and installations to reduce noise and powder waste, to avoid discomfort for the population neighboring our plants. One example is our wood storage patio, which operates at night with a lower volume of equipment, to minimize noise.



RESPONSIBILITY
The paper industry in harmony with nature: an objective that we pursue in treatment of effluents and responsible use of non-renewable natural resources – such as water.

ADDED VALUE

In 2003 the net added value we produced was R$ 1.278 billion, compared to R$ 1.154 billion in 2002. The changes in distribution of this added value were, mostly, the effect of the appreciation of the Real on our dollar-denominated debt. The main positive variations were strong growth in taxes, dividends and profit generated, and the main negative variation was in interest and net financial expenses paid.

INSTITUTIONAL PROJECTS

For us, the objective of planning and executing social programs is to help improve the quality of life of the communities and the development of the places they live in. A large majority of these programs have voluntary participation by our employees. Others are specifically aimed at the wellbeing of our employees and their families, with initiatives bringing together education, health, culture and art. Last year we invested a total of some R$ 1.406 million in 21 separate projects. In 2004 we will invest more than R$ 2 million.

Through the To Learn Is To Grow ("Estudar é Crescer") program we accompany, encourage and recognize differentiated school performance among the sons and daughters of our employees in primary and early secondary education. In 2003 we had 2,811 pupils in the program, of which 2,253 were rewarded with prizes of checks of R$ 200 and R$ 300, depending on their school performance. The total investment was R$ 574,400.

In the Supletivo project, for both employees and outsourced contractors, 270 people were assisted in 2003, enabling them to complete basic education. This is a continuation of the Cidadão Educar project, to remove illiteracy, begun in 1994. This year, the company is extending the project to the Jequitinhonha Valley, in Minas Gerais, to teach adults how to read and write, with the support of the Municipal Education

EDUCATION
The majority of the social projects supported by Companhia Suzano and Bahia Sul are to improve the quality of life of our employees, and to provide professional training and skill acquisition in the communities that are neighbor to our plants.



Suzano is a signatory to the Global Compact, a movement led by the UN, which brings together hundreds of voluntarily participating companies, UN agencies and members of the public in actions favoring human rights, labor standards and the environment. As a certified partner in this initiative, Suzano strictly follows the Nine Principles of the Global Compact.

Principle 1: Businesses should support and respect the protection of internationally-proclaimed human rights; and
Principle 2: make sure that they are not complicit in human rights abuses.

Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labor;
Principle 5: the effective abolition of child labor; and

Principle 6: the elimination of discrimination in respect of employment and occupation.

Principle 7: Businesses should support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Department of Turmalina and partnership from the companies Plantar and Liasa. 60 people will receive this benefit.

Also in education, we carried out a professional training program in Mucuri and São Jorge (Bahia), in partnership with Senai, for the Crescer project: 1,144 hours of courses, in two groups, in the building industry, electricity and food production, in which 212 people were qualified. Starting this year, the Crescer program will be expanded to train local labor to meet the needs resulting from expansion of the Mucuri plant.

Suzano is a "Child-friendly company" ("Empresa amiga da criança") – this is the title conferred by the children's rights foundation Abrinq to companies that publicly assume the 10 Abrinq commitments on child labor, education, health, civil rights and social investment in children and adolescents.

FUNDAÇÃO ABRINQ RECONHECE EMPRESA AMIGA DA CRIANÇA



estudar é crescer

In the extreme south of Bahia State, the Golfinho Community Association operates in preschool education of children aged 3-6, and in women's health programs, to expand the number of people served, and promote cultural and sporting activities as a means of social inclusion. As a high point of 2003, we report the eradication of infantile malnutrition in the population served, with a consequent improvement in effective use of schools.

Voluntary work

The Project to **Train Managers of Social Entities** is part of the voluntary work program, and is run in partnership with the BNDES (Brazilian Development Bank) and the Association of MBAs of São Paulo University (USP). The aim is **to prepare managers and leaders** of social entities so that their social projects will be more efficiently

Complementary to its Community Association, the Golfinho Culture Center promotes social and cultural activities through the State Culture Incentive program (Fazcultura), sponsored by Bahia State's Finance and Tourism/Culture Secretariats. These are workshops for crafts, capoeira and Bahian musical instruments, aiming to strength regional culture and generate income for participants through artistic production. A total of 2,424 people received benefits in various activities involving health and training for the work of the Community Center and the Cultural Center.

We are also creating ecological consciousness in children of these regions with the Clubes da Semente ("Seed Clubs"), an extension of the Sementeira program. The clubs involve the children in environmental causes and stimulate proactive defense of environmental equilibrium in the community where they live, through recycling workshops. In 2003 we created 28 new clubs, involving 350 employees. In the 72 workshops carried out, in 72 different schools, we provided this training/orientation for 216 children.

Another feature of 2003 was the support for the Max Feffer and Encanto Choirs, made up – respectively – of 82 and 56 employees, who take art and culture to the communities in their performances. Another outstanding initiative was the Bolsa Estudo (study grant) which gives 27 employees a full-time grant from basic education to the first year of secondary education.



The **Sementeira (seed bed) program** educates primary-school teachers in the extreme south of Bahia and the north of Espírito Santo State on the importance of **preservation of nature** and the **exercise of citizenship** as a means of improving the quality of life of communities. In five years, **1,090 teachers from 190 schools** – who reach more than **31,000 pupils** – have received this benefit.

In health, we promoted the fourth Health Week in Mucuri, disseminating information on preventive actions on women's health, high blood pressure and diabetes to more than 2,000 people. Healthy sports activities were brought into the Sport With Health project, benefiting 60 low-income children and adolescents in swimming and karate.

THE ECOFUTURO INSTITUTE

Our belief that companies have a social responsibility to support and promote fundamental improvements, in partnership with public authorities and society as a whole, led us, in 1999, to found the Instituto Ecofuturo, a non-governmental organization that acts to foster and incentivize individual projects that aim to share knowledge between individuals and communities so that they can build a development model based on integration between man and the environment, helping to reduce inequality and poverty. Since then we have been internalizing, inside the company, the philosophy that guides the Institute's actions.

In 2003, Ecofuturo made two important steps forward. It was registered as a public interest organization (Oscip) and also received an honorable mention in the Reduction of Unemployment category of the Good Corporate Citizenship Guide Award given by Exame magazine, in recognition of the Coopamare initiative, within the Paper Collectors' Movement project, developing cooperatives of street paper collectors and effectively bringing them back into social relationships, while also reducing urban litter.

Due to the quality of the work and the result obtained, about R$ 2 million has been invested for development and continuity of Ecofuturo's programs. Part of the revenue generated by Suzano's Reciclato offset paper goes to the Institute's social and environmental projects.

Another program that won recognition last year, Ler é Preciso ("Need to Read"), was born with the aim of improving reading and writing skills, primarily among children and young people, aiming to develop critical and citizenship consciousness. With its focus on democratization of access to knowledge, it has already put in place 25 community libraries, three of them in 2003. These currently benefit some 9,000 people.

In the environmental area, the Parque das Neblinas ("Park in the Clouds"), an area of 1,300 hectares on one of our properties high in the coastal Atlantic Forest at Bertioga (São Paulo State), is being prepared to become one more proof that it is possible to make economic growth and environmental preservation compatible. Ecofuturo proposes transforming the park into a unique space for the experience of living in the Atlantic Forest, making it a showplace for sustainable use of natural resources for eco-tourism, environmental education, scientific research and cultivation of endangered species (e.g. palmito and the bromeliad). It aims to foster skills, involving people of the local community, helping to generate jobs in the region.

As in all of Ecofuturo's projects, networking of partnerships and shared knowledge make a vital contribution. In the Parque das Neblinas project, Ecofuturo has the institutional support of the World Wildlife Fund, for the environmental activities and education plan, and partnerships with the orchid growers' association of nearby Mogi das Cruzes, the small business support organization Sebrae, the Arapoty Institute, the Romã (pomegranate) Institute, and Outward Bound Brasil. The plan for management of the reserve area will be put in place in the first half of 2004.

Our concern with human development is the main focus of our projects in the social and environmental area. We believe that this concept is taking root and growing among our employees, helpers and partners. Like our process of corporate renewal, it has put down roots – and it will bear fruit, for the market and for society.




LER É PRECISO

NEW GENERATIONS
The Ecofuturo Institute promotes and supports initiatives such as the "Park in the Sky" (Parque das Neblinas) high in the Brazilian coastal mountains, and the Ler é Preciso ("Need to Read") program, which takes knowledge to 9,000 people, in 25 libraries in São Paulo and Bahia.

SUZANO PAPEL E CELULOSE

Board of Directors

David Feffer
Chairman

Daniel Feffer
Vice-Chairman

Boris Tabacof
Vice-President

Members
Antônio Carlos de Vasconcelos Valença
Antônio de Souza Corrêa Meyer
Augusto Esteves de Lima Junior
Cláudio Thomaz Lobo Sonder
Jorge Feffer
Oscar de Paula Bernardes Neto

Strategy Committee

Coordinator
Cláudio Thomaz Lobo Sonder

Members
David Feffer
Daniel Feffer
Jorge Feffer

Management Committee

Coordinator
David Feffer

Members
Fábio Eduardo de Pieri Spina
João Pinheiro Nogueira Batista
Luiz Fernando Sanzogo Giorgi
Murilo César Lemos dos Santos Passos

Executive Officers Suzano Papel e Celulose

Murilo Cesar Lemos dos Santos Passos
CEO

Bernardo Szpigel
Administration, Finance and Investor Relations

José Carlos Macedo Ferreira
Natural Resources

Carlos Pontinha Pereira
Distribution and Domestic Sales

Rogério Ziviani
International Business

André Dorf
Development and New Business

João Mário Lourenço Filho
Logistics Director

José Marcos Vettorato
Industrial Director – Companhia Suzano de Papel e Celulose

Eloy Feliz Janesch
Industrial Director – Bahia Sul Celulose S.A.

Ecofuturo Institute

Marcos Byington Egydio Martins
Managing Director

Annual report Suzano Papel e Celulose

Annual Reports Committee
César Romero Magalhães
Gustavo Poppe
José Antônio de Carvalho e Silva
Liliane Gassi Gomes
Patrícia Alexandra Kaiser
Renato Gomes Carneiro
Simone de Carvalho Soares
Simone Tortoza
Waldomiro Carvas (GWA Comunicação Integrada)

Edited and coordinated by
Suzano Administration, Finance and Investor Relations Officer;
Investor Relations Department;
Corporate Identity Department

Text, conceptual development, graphics
Selulloid AG Comunicação Customizada

Text revision
Fani Knoploch

English translation
Stephen Fry, sf@miracleread.com

Photographs
Carlos Puppin – pages 10, 13, 16, 18, 23, 29, 40, 50, 51, 52, 54, 55.
Carol Reis – page 54
Bros/Drico Mello – pages 24, 28, 31, 49.
Isamu Mitsueda – pages 16, 17, 19, 24, 31, 38, 41, 47, 48, 53.
Rodrigo Lopes – chapter headings
Opção Brasil Imagens – page 42.

Printing and imaging
Arizona
print>pre-media>convergência

This edition
1,600 copies

This report was printed on Suzano 150g/m² matt art paper produced from renewable eucalyptus forests. Every tree used was planted and grown specifically for paper production. The Chapter "growing" was printed on Suzano 120g/m2 Reciclato - the first 100% recycled offset paper produced on an industrial scale in Brazil.

Acknowledgements and thanks

Suzano Papel e Celulose thanks all its team members who contributed directly or indirectly to the development of this report with information or photographs.

STOCKHOLDING STRUCTURES

	NUMBER OF SHARES		% OF TOTAL CAPITAL	
	COMPANHIA SUZANO	BAHIA SUL	COMPANHIA SUZANO	BAHIA SUL
Common	102,374,458	1,364,356,856	37.4	42.3
"A" preferred	171,145,326	1,833,313,825	62.6	56.9
"B" preferred	–	24,189,019	–	0.8
Total	**273,519,784**	**3,221,859,700**	**100.0**	**100.0**
Shares Held in Treasury	4,350			

SHARES TRADED

IN BRAZIL

Preferred shares in Suzano are listed on the São Paulo stock exchange (Bovespa) under the ticker SUZA4,

Since November 2003 they have been traded in lots of 100.

The type A preferred shares of Bahia Sul are listed on the São Paulo stock exchange (Bovespa) under the ticker BSUL5.

They are traded in lots of 10,000 and quoted per 1,000.

IN EUROPE

Preferred shares in Suzano are listed on the Latibex in Madrid (Bolsa de Valores Latino-Americana) under the ticker BRSUZAACNPR9.

IN THE UNITED STATES

Suzano shares are represented by level I ADRs, traded in the over-the-counter market, each equivalent to 3 shares .

ADRS: CUSTODIAN BANK AND DEPOSITARY BANK

Banco Itaú S.A.

Rua Boa Vista, 176 – 4th floor / suite 5 – São Paulo – SP – 01014-900 – Brasil

The Bank of New York

101 Barclay Street – New York, NY – 10286 – USA

INFORMATION FOR STOCKHOLDERS

Investor Relations Management / Stockholders' Department

Av. Brigadeiro Faria Lima, 1355 – 7th floor – São Paulo – SP – 01452-919

Telefone: 55 11 3037-9061 – e-mail: ri@suzano.com.br – www.suzano.com.br – www.bahiasul.com.br

SOCIAL BALANCE SHEET / 2003 - CONSOLIDATED [1]

COMPANHIA SUZANO DE PAPEL E CELULOSE

5 - Workface indicators	2003	2002
N° of employees at the end of the period	3,606	4,232
N° of hirings during the period	217	277
N° of employees outsourced	5,353	4,333
N° of trainees	45	49
N° of employees over 45 years old	747	813
N° women who work in the company	408	471
% of leadership positions occupied by women	7.54%	4.88%
N° of negroes who work in the company [2]	n.d.	n.d.
% of leadership positions occupied by negroes [2]	n.d.	n.d.
N° of handcapped or special-needs personel [3]	159	147
Ratio between best paid and worse paid employee in the company	119.61%	148.92%
Total number of accidents in the workplace [4]	38	66

6 - Relevant information on the exercising	2003			2004 targets		
Social and environmental projects developed by the company were defined by:	*( ) directorate*	*(X) directors and management*	*( ) all employees*	*( ) directorate*	*(X) directors and management*	*( ) all employees*
Safety and environmental health in the workplace were defined by:	( ) diretors and management	( ) all employees	(X) all + Cipa	( ) diretors and management	( ) all employees	(X) all + Cipa
Union freedom, right to collective negotiation and internal representation of employees, the company:	( ) not involved	(X) follow norms of OIT	( ) incentivize and follow OIT	( ) will not be involved	(X) will follow norms of OIT	( ) will incentivize and follow OIT
Private pension scheme arrangements include:	( ) directorate	( ) directors and management	( ) all employees	( ) directorate	( ) directors and management	(X) all employees
Employee profit-sharing includes:	( ) directorate	( ) directors and management	(X) all employees	( ) directorate	( ) directors and management	(X) all employees
In the selection of suppliers, the same standarts of ethics, as well as social and environmental responsibility adopted by the company	( ) not considered	(X) suggested	( ) required	( ) will not be considered	(X) will be suggested	( ) will be required
With regard to the participation of employees in voluntary program work, in the company:	( ) not envolved	( ) supported	(X) organized and incentivized	( ) will not be involved	( ) will suport	(X) will organize and incentivize
Total number of consumer complaints and criticisms:	in company 155	in Procon 0	in Justice 0	in company n.d.	in Procon 0	in Justice 0
% of complaints and criticisms answered or resolved:	in company 0.007%	in Procon 0%	in Justice 0%	in company n.d.	in Procon 0%	in Justice 0%
Total distributed value added (in R$ thousands):	*In 2003: 1,222,004*			*In 2002: 1,723,398*		
Value Added Statement (DVA):	32.65% government	22.94% employees		0.36% government	14.54% employees	
	14.50% shareholders	35.48% retained		1.60% shareholders	3.05% retained	
	(5.57%) 3rd parties			80.45% 3rd parties		

7 - Other Information

(3) Includes those with hearing difficulties (Section 4, Decree 3298, 12/20/99)

(4) Considering accidents causing days off work

SOCIAL BALANCE SHEET / 2003 - CONSOLIDATED (1)

COMPANHIA SUZANO DE PAPEL E CELULOSE

1 - Calculation base	2003 amount (R$'000)			2002 amount (R$'000)		
Net revenue (NR)	2,477,923			2,068,415		
Operational result (OR)	856,079			(120,614)		
Gross payroll (GP)	211,314			189,699		
2 - Internal social indicators	**Amount (thousand)**	**% of GP**	**% of NR**	**Amount (thousand)**	**% of GP**	**% of NR**
Food	13,161	6.23	0.53	10,046	5.30	0.49
Compulsory social charges	49,435	23.39	2.00	44,852	23.64	2.17
Private pension	0	0.00	0.00	0	0.00	0.00
Health	12,490	5.91	0.50	11,260	5.94	0.54
Safety and medical care in the workplace	3,691	1.75	0.15	3,832	2.02	0.19
Education	1,080	0.51	0.04	837	0.44	0.04
Culture	316	0.15	0.01	261	0.14	0.01
Professional training and development	3,245	1.54	0.13	2,566	1.35	0.12
Full-time or part-time creche services	111	0.05	0.00	99	0.05	0.00
Employee profit-sharing	18,593	8.80	0.75	16,080	8.48	0.78
Others	6,272	2.97	0.25	5,913	3.12	0.29
Total - Internal social indicators	**108,394**	**51.30**	**4.37**	**95,746**	**50.47**	**4.63**
3 - External social indicators	**Amount (thousand)**	**% of GP**	**% of NR**	**Amount (thousand)**	**% of GP**	**% of NR**
Education	4,060	0.47	0.16	3,179	(2.64)	0.15
Culture	1,104	0.13	0.04	1,009	(0.84)	0.05
Health and sanitation	1,150	0.13	0.05	1,197	(0.99)	0.06
Sports	354	0.04	0.01	226	(0.19)	0.01
Combating hunger and ensuring healthy diets	7	0.00	0.00	0	0.00	0.00
Others	2,124	0.25	0.09	1,452	(1.20)	0.07
Total contributions to society	8,799	1.03	0.36	7,063	(5.86)	0.34
Taxes (excluding social charges)	352,081	41.13	14.21	14,213	(11.78)	0.69
Total - External social indicators	**360,880**	**42.15**	**14.56**	**21,276**	**(17.64)**	**1.03**
4 - Environmental indicators	**Amount (thousand)**	**% of OR**	**% of NR**	**Amount (thousand)**	**% of OR**	**% of NR**
Investments related to company operations	38,761	4.53	1.56	47,919	(39.73)	2.32
Investiments in external programs and/or projects	1,107	0.13	0.04	1,636	(1.36)	0.08
Total environmental investments	**39,868**	**4.66**	**1.61**	**49,555**	**(41.09)**	**2.40**
With regard to the establishment of annual targets for minimizing residues, general consumption in its production/operation, and increasing its efficiency in the use of natural resources, the company:	( ) does not have targets ( ) achieved of a score of between 0 to 50% ( ) achieved a score of between 51 to 75% (X) achieved a score of between 76 to 100%			( ) does not have targets ( ) achieved of a score of between 0 to 50% ( ) achieved a score of between 51 to 75% (X) achieved a score of between 76 to 100%		

(1) Consolidated data for Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S/A

(2) Suzano companies do not discriminate racial differences



File No. 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ/MF nº 60.651.726/0001-16
Brazilian listed company with authorized capital

BAHIA SUL CELULOSE S.A.
CNPJ/MF nº 16.404.287/0001-55
Brazilian listed company with authorized capital

ANNOUNCEMENT OF MATERIAL EVENT

COMPANHIA SUZANO DE PAPEL E CELULOSE ("**Suzano**") and **BAHIA SUL CELULOSE S.A.** ("**Bahia Sul**") (jointly, '**the Companies**"), in view of Paragraph 4 of Section 157 of Law 6404/76 and CVM Instructions 319/99 and 358/02, hereby make the following announcement of material event to their stockholders and the market in general that the Management of the Companies will submit to their respective stockholders, in Extraordinary General Meetings ("EGMs") the Downstream Merger Proposal of Suzano into Bahia Sul (the "Merger"), described below.

Initially, before describing the transaction hereunder, and in order to provide its context, the Management of the Companies decided to transcribe, below, the message of the Chairman of the Board of Directors and the Chief Executive Officer of both Companies to the respective Boards of Directors, which forwarded the Merger proposal hereunder, that was approved by the respective Boards of Directors:

"Message from the Administration"

In order to comply with one more stage of the agenda in creating an integrated, modern and competitive company in the pulp and paper sector, with high standards of business excellency and corporate governance and fully inserted in the capital markets, we hereby submit the Merger proposal of Companhia Suzano de Papel e Celulose ("Suzano") into Bahia Sul Celulose S.A. ("Bahia Sul") (the "Merger")

This transaction is a relevant stage of the process of operational and corporate consolidation of the two Companies, which begun with the acquisition by Suzano of all of Bahia Sul's voting shares on May 2001, and created a major player, internationally present in the pulp and paper industry.

The main stages of the reorganization process were as follows: (i) on October 2001, management of the two Companies was unified, resulting in substantial gains arising out of developed synergies; (ii) on November 2001, the petrochemical assets held by Suzano were spun off, to provide greater dynamism and transparency to the different business segments; and (iii) on September 2002, Suzano launched an offer to acquire shares of Bahia Sul, the payment of which was made with its own shares, as a result of which Suzano came to hold 94% of the total capital stock of Bahia Sul, being 100% of the voting stock and 90% of the non-voting stock.

In what concerns specifically the strategy for insertion of the integrated paper and pulp business into the capital markets, it is material to emphasize the improvement in the corporate governance practices of Suzano, as follows: (i) expansion of the Board of Directors to include independent members; (ii) focusing of the activities of the controlling stockholders on strategic levels in the Board of Directors and its Management and Strategy Committees, which were created in 2003; (iii) adhesion to the Level 1 of Differentiated Corporate Governance Practices ("DCGP") of the São Paulo Stock Exchange – ("Bovespa"); (iv) the decision to waive the controlling stockholders' right to provide a three name-list for the appointment, by the minority stockholders, of a representative on the Board of Directors, starting as from the Ordinary General Meeting of Stockholders of 2004; (v) the conversion of the Audit Committee into a permanently installed body; and (vi) the public offering of shares in Brazil, with distribution endeavors outside of Brazil, to increase the trading liquidity of Suzano's shares, as well as to permit a more accurate pricing.

Through the proposed Merger, we intend to achieve two strategic objectives: (i) simplification of the Companies' corporate structure, through a single vehicle with presence in the capital markets; and (ii) unification of the Companies' capital structure, providing improved operational and financial focus.

According to the proposal, following the Merger, the new corporate name of Bahia Sul will be ***Suzano Bahia Sul Papel e Celulose S.A.*** *(the "Surviving Company"), and for the purposes of establishing a trading liquidity history,*

*the figures for the Companies' trading volume will be added together, pursuant to the current Bovespa rules. The new share's ticker will be "**SUZB4**", as already reserved by Bovespa. The Surviving Company will adopt all the improvements in corporate governance carried out by Suzano. We understand that the combination of such factors will contribute in turning the preferred shares of the Surviving Company into a Brazilian capital market's "blue chip", with its inclusion in the IBOVESPA index.*

At last, we would like to emphasize that the Management of the Companies believes that the Merger in the proposed form, is the alternative which best preserves and adds value for the universe of its respective stockholders. Therefore, the transaction will be submitted to its Extraordinary General Meetings. We are also convinced that the ratio of exchange of shares is the one that serves better the interest of all stockholders.

At this opportunity, we would like to restate further the clear and undoubted strategic commitment of the Companies with the capital markets and with the constant adoption of the best corporate governance practices, as this is the most efficient path to achieving an effective reduction of the cost of capital in a long term basis.

David Feffer *Chairman of the Board of Directors*	*Murilo Passos* *Chief Executive Officer*

THE MERGER AND RELATED PROPOSALS

On June 2, 2004, the Boards of Directors of Suzano and Bahia Sul approved the Merger proposal made by their respective Boards of Officers, having the Audit Committees participated in the meetings. On the same date, the Boards of Directors also passed a resolution to convene the EGMs of Bahia Sul and Suzano, to be held on June 29 and 30, 2004, respectively, pursuant to the terms of the Call Notice being published today.

The members of Bahia Sul's Boards of Directors also approved the submission to their stockholders of a proposal for a reverse split, to group the company's shares in the proportion of 18.2765 shares to 1 new unit of the Surviving Company's share capital, as set out in detail below.

The EGM of Bahia Sul which will decide on both Merger proposal and reverse split of shares will also consider the proposed amendment to the bylaws of Bahia Sul which, among other matters, intends to change its corporate name, to the one stated above.

REASONS, OBJECTIVES, AND BENEFITS ARISING OUT OF THE MERGER

The reasons, objectives and benefits arising out of the Merger are as follows:

I. SIMPLIFICATION OF THE COMPANIES' CORPORATE STRUCTURE THROUGH A SINGLE VEHICLE WITH PRESENCE IN THE CAPITAL MARKET

The Merger will permit the consolidation of the Companies into a single vehicle with presence in the capital markets. This strategic unification will increase the dispersion of the outstanding shares in the market (free float), resulting in gains in liquidity and transparency, enhanced agility and a better understanding of the corporate structure for the purpose of entering into funding transactions. Furthermore, it will enable investors to focus in one single entity, with grater flexibility in accessing the capital markets and convergence of the interests of all stockholders towards one single company.

II. GREATER FINANCIAL AND OPERATIONAL FOCUS

The merger will allow: (i) the unification of capital structure and reduction of costs through synergies not yet captured in the process of management unification; (ii) optimization of capital expenditure; (iii) greater financial robustness, with an increase in capacity to invest and to raise

funds; (iv) a more efficient corporate structure, with reduction of administrative costs; and (v) gains in productivity and competitiveness.

The Management of the Companies understand that the Merger in the proposed form is the alternative that best preserves and creates value for the universe of its stockholders, by permitting: (i) reduction of corporate-related costs and capture of operational synergies with an estimated current value of R$58 million; and (ii) maintenance and use of tax credits and benefits, with a current value of approximately R$ 79 million (figures of December 31, 2003, subject to changes until the date of the Merger due to the fluctuation of external factors, such as exchange rates).

The tax credits and benefits mentioned above include the use of the tax benefit arising out of the expense of amortization of the goodwill (the "Goodwill") resulting from the processes of acquisition of Bahia Sul's shares by Suzano, represented by: (i) the purchase, on May 2001, of all of Bahia Sul's common shares; and (ii) the offer launched by Suzano to acquire shares of Bahia Sul, the payment of which was made with its own shares on September 2002. On December 31, 2003, the amount of the Goodwill accounted for in Suzano was R$ 319,772,375.98 (three hundred nineteen million, seven hundred seventy two thousand, three hundred seventy-five reais and ninety-eight cents).

With the merger, the amount corresponding to the tax benefit to be obtained in reason of the amortization of the Goodwill, of R$ 108,722,607.83 (one hundred and eight million, seven hundred twenty-two thousand, six hundred and seven reais and eighty-three cents), shall be accounted for as a specific deferred asset of Bahia Sul, in consideration for a special goodwill reserve in its shareholders equity corresponding to the tax benefit, in accordance with CVM Instruction 319/99, as amended by CVM Instruction 349/01.

By appropriating the tax benefit to be obtained in reason of the amortization of the Goodwill, Bahia Sul will improve its cash flow, as the amortization of the Goodwill is a tax deductible expense for the purposes of Income Tax and Social Contribution over Net Profit, in accordance with Sections 7 and 8 of Law 9,532/97. The amortization expense generated by the transfer of the Goodwill to the Surviving Company will have no negative effects on the flow of dividends to be paid to its stockholders.

Once the amount corresponding to the tax benefit to be obtained in reason of the amortization of the Goodwill is accounted for as a deferred asset of Bahia Sul, the Goodwill will be amortized at a maximum 20% rate per year, after the fiscal year of 2004. The capital increase through the appropriation of the special goodwill reserve corresponding to the tax benefit mentioned above will be enjoyed by all the stockholders of Bahia Sul indistinctly, as allowed by CVM Instruction 319/99.

VALUATION, EXCHANGE RATIO, AND POLITICAL AND EQUITY VARIATIONS

As a result of the Merger, Suzano will cease to exist, and its entire stockholders' equity will become part of the stockholders' equity of Bahia Sul, which will be its successor in all assets, rights and liabilities. The valuation which underlies the transfer of the net assets of Suzano to Bahia Sul was made on April 27, 2004 by **KMPG Auditores Independentes**, with head offices at Rua Dr. Renato Paes de Barros, n.º 33, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/MF under the number 57.755.217/0001-29 and with the CRC 2/SP under the number 014428/O-6, represented by its partner, Mr. José Luiz Ribeiro de Carvalho, Brazilian, married, accountant, enrolled with the CPF/MF under the number 007.769.948-32, bearer of the identity card number 141128/O-2, issued by the CRC 1/SP, based on the accounting method of valuation of the net assets, pursuant to the dements of the Companies' balance sheets as of December 31, 2003, audited by **KMPG Auditores Independentes** itself.

The appointment and the hiring of the said appraisers shall be submitted Companies' EGMs approval called to decide on the Merger, and also to ratify any actions taken up to that date.

In accordance with the book valuation, the value of the stockholders' equity of Suzano as of December 31, 2003 to be transferred to Bahia Sul was R$ 2,384,248,962.45 (two billion three hundred eighty-four million two hundred forty-eight thousand nine hundred sixty-two reais and forty-five cents). The valuation includes the shares of Bahia Sul that will be cancelled due to the Merger. In order to support the capital increase after the transaction, the value of Suzano's net assets to be transferred to Bahia Sul, excluding the investments in Bahia Sul shares and the allowance in the amount of the difference between the amount of the Goodwill and the tax benefit generated by its amortization, was on the same date, R$ 238,270,235.28 (two hundred thirty-eight million two hundred seventy thousand two hundred thirty-five reais and twenty-eight cents). The Surviving Company will appropriate any equity variations occurred between the base date of the valuation and the dated when the Merger is approved.

Suzano currently holds 3,031,751,672 (three billion thirty-one million seven hundred fifty-one thousand six hundred seventy-two) shares of Bahia Sul, being 1,364,356,856 (one billion three hundred sixty-four million three hundred fifty-six thousand eight hundred fifty-six) common shares, 1,643,445,604 (one billion, six hundred forty-three million four hundred forty-five thousand six hundred and four) class A preferred shares and 23,949,212 (twenty-three million nine hundred forty-nine thousand two hundred and twelve) class B preferred shares. Upon the Merger, all such shares will be cancelled exception made to 21,983,419 (twenty-one million nine hundred eighty-three four hundred

nineteen) class B preferred shares which, having being underwritten with tax incentives related to the Fundo de Investimento do Nordeste – FINOR, related to project which were not concluded to this date, are subject to certain legal provisions which prohibit its transfer. In order to avoid that new shareholders of the Surviving Company are affected by such burden, and for the purpose of complying with the legal provision referred above, such shares will be held in treasury by Bahia Sul and duly cancelled, as soon as they are free and clear of the burden. For the purposes of §4 of Section 30 of Law nr. 6,404/76, the treasury shares will bear no dividends or voting rights.

The shares of Suzano will cease to exist and will be replaced by shares of Bahia Sul. Holders of the common stock in Suzano will receive shares of the same type issued by the Surviving Company. The preferred stockholders of Suzano, for its turn, will receive class "A" preferred shares of the Surviving Company.

In the Merger, for the purposes of determining the ratio for the exchange of Suzano shares for shares of Bahia Sul, the Management of the Companies will adopt the economic-financial valuation the of the Companies, by the same criteria and on the same base date (December 31, 2003), based on its respective discounted cash flows.

Since the Management of the Companies relied on the economic-financial valuation to determine a range for the exchange ratio of shares, between 16.23 and 19.83 shares of Bahia Sul for each share of Suzano, and taking into account that the ratio between the value of the two Companies has not suffered significant average variation from that adopted in the offer launched by Suzano to acquire shares of Bahia Sul, the payment of which was made its own shares, the Management of the Companies believes that this exchange ratio, of 18,2765 shares of Bahia Sul for each share of Suzano continues to be a fair and equitable parameter for determining the ratio between the economic value of the Companies.

The economic-financial valuations of Suzano and Bahia Sul for the purposes of determining the exchange ratio were made by Unibanco – União de Bancos Brasileiros S.A., a financial institution organized under the laws of Brazil, with head office at Avenida Eusébio Matoso, Number 891, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/MF under the number 33.700.394/0001-40, represented by its Officer, Mr. Rubens dos Reis Cavalieri, Brazilian, married, engineer, bearer of the identity card nr. 04.846.834-2, issued by IFP/RJ, enrolled with the CPF/MF under the nr. 847.722.397-15, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso n. 891, 18th floor, on April 30, 2004, for the base date of December 31, 2003.

The discounted cash flow method used to support the financial-economic valuation of the Companies is, in the opinion of the Management and of the financial institution in charge of the appraisal, the one

which better reflects the value of the Companies, taking into account their activities, inserted in a context of applicable economic, operational and financial assumptions. The Management further understands that this is the criteria that ensures fair treatment to all shareholders.

The ratio for the exchange of shares of Suzano for shares of Bahia Sul, based on the financial-economic valuation of the Companies, will be adopted pursuant to the figures and conditions indicated below:

	Suzano	**Bahia Sul**
Economic value ascertained by the discounted cash flow method (in million of Reais)	4.987 – 5.495[1]	3.267 – 3.622[2]
Number of shares in the registered capital (before the Merger)	273.519.784[3]	3.224.703.413
Exchange ratio for the common and preferred shares, pursuant to the economic value	1 share of Suzano for 16.23 – 19.83 shares of Bahia Sul	

[1]. Assumptions adopted: (i) includes economic value of the 94.1% stake of Bahia Sul held by Suzano; (ii) considering net indebtedness of R$ 1,277 million; and (iii) considering investment in affiliated and related entities in the amount of R$ 193 million (December 31, 2003).

[2]. Assumption adopted: includes net indebtedness of R$ 421 million (December 31, 2003).

[3]. The 2,803 shares of Suzano currently held in treasury will be cancelled.

Since the common and preferred shares of Suzano bear identical rights of the common and class "A" preferred shares of Bahia Sul, there will be no changes or cessation of political or equity rights of such types and classes of shares of Bahia Sul to be received by the stockholders of Suzano in substitution to those which will cease to exist as the result of the Merger. The class B preferred shares of Bahia Sul will not suffer any changes in its respective rights.

The bylaws of Bahia Sul foresee a change in the proportions between the various existing classes and types of shares. Therefore, no right of withdrawal will be granted to its preferred shareholders.

The shares of the Surviving Company issued as a result of the Merger, will bear all the rights provided for in its bylaws and will have full participation in the results of the 2004 fiscal year.

After the Merger, the registered capital of the Surviving Company will be increased by R$ 238,270,235.28 (two hundred thirty-eight million two hundred seventy thousand two hundred thirty-five reais and twenty-eight cents), which is the value of Suzano's stockholders' equity with the investment in the shares of Bahia Sul which will be cancelled due to the Merger.

The capital increase will be made through the issuance of 1,871,046,782 (one billion eight hundred seventy one million forty-six thousand seven hundred eighty-two) new common shares and

3,127,886,322 (three billion one hundred and twenty-seven million eight hundred eighty-six thousand, three hundred twenty-two) new class A preferred shares, as stated below:

Registered Capital of Bahia Sul (pre-Merger)	R$	No. of shares
Common shares*	524,508,319.22	1,364,356,856
Class A preferred shares**	704,792.407.30	1,833,313,825
Class B preferred shares***	10,392,363.82	27,032,732
Total Capital	1,239,693,090.34	3,224,703,413

* 100% held by Suzano

** 89.6 % held by Suzano

*** 88.6% held by Suzano

Registered Capital of Bahia Sul (after Merger)	R$	No. of shares
Common shares*	530,381,356.83	1,871,046,782
Class A preferred shares**	940,476,300.86	3,317,754,543
Class B preferred shares	7,105,667.93	25,066,939[1]
Total capital ***	1,477,963,325.62	5,213,868,263

* 100% held by the controlling group, including Suzano Holding S.A. and related parties

** 26.6 % held by the controlling group, including Suzano Holding S.A. and related parties

*** Of the issued shares, 1,843,246,290 are outstanding (i.e. excluding those held by the controlling group and by the BNDES). Such outstanding shares represent 35.3 % of the total capital.

[1]. Including 21.983.419 shares burdened in reason of tax incentive programs, as described in this Market Notice, which will be held in treasury.

The valuation of Suzano and Bahia Sul's net assets at market value, requested for the purposes of calculation of the withdrawal value, as per Section 264 of Law 6,404/76, was made on April 13, 2004 by KPMG Corporate Finance Ltda., with head offices located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros nr. 33, enrolled with the CNPJ/MF under the number 48.883.938/0001-23, represented by its partner, Mr. David Bunce, English, married, accountant, bearer of the RNE identity card nr. V-105055-N, enrolled with the CPF/MF under the number 116.832.728-89 and its officer, Mr. Luis Augusto Motta, Brazilian, married, accountant, bearer of the identity card number 5.664.981-7, issued by the IFP/RJ, enrolled with the CPF/MF under the number 856.152.347-68, both resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros nr. 33, 17th floor. These valuations were carried out according to the same criteria and for the same base date (December 31, 2003).

The ratio for exchange of the shares of Suzano for shares of Bahia Sul, based on the valuation reports of the Companies' net assets at market value, is as follows:

Before the merger	Suzano	Bahia Sul
Valuation pursuant to the net assets at market value criteria (in thousand of Reais)	3.838.775	2.541.327
Number of shares of the capital stock	273.519.784	3.224.703.413
Valuation pursuant to the net assets at market value criteria (R$) *	14.034,73	788,08
Exchange ratio for the common and preferred shares pursuant to the net assets at market value criteria	1 share of Suzano for 17,8 shares of Bahia Sul	

*per lot of 1,000 shares

Based on the terms of the head paragraph and § 3 of Section 264 of Law 6,404/76, and in view of the fact that the exchange ratio for the substitution of shares of Suzano by shares of Bahia Sul to be proposed and made based on the valuation of the Companies at economic-financial value is more advantageous for the stockholders of Suzano than the one which reflects the valuation of the Companies' net assets at market value, the amount to be paid in reimbursement to the stockholders of Suzano who formally and timely dissent from the resolution that approved the Merger will be based on Suzanos' book value, determined on 31 December 2003, which is R$ 8.72 (eight reais and seventy-two cents) per share, as shown below:

Suzano – before the Merger	Suzano
Stockholder's equity on December 31, 2003	R$ 2,384,248,962.45
Number of shares of capital stock	273,516,981*
Stockholder's equity per share on December 31, 2003	R$ 8.72

* The 2,803 shares currently held in treasury was disregarded for the purpose of calculating the amount to be received by the dissenting shareholders.

Stockholders of Suzano who formally and timely state their dissention from the proposed Merger shall have the right to request that a special balance sheet of Suzano is drawn up, pursuant to § 2 of Section 45 of Law 6,404/76.

Those Suzano stockholders who expressly state their position in this regard shall have the right to withdraw from Suzano, within 30 (thirty) calendar days from the date when the minutes of the EGM which will decide on the approval of the Protocol and Justification of the Merger is published. The payment of the respective reimbursement is contingent on the transaction being actually executed, as

per Section 230 of Law 6,404/76. In cases in which a special balance sheet is requested, in accordance with § 2 of Section 45 of Law 6,404/76, the stockholder shall receive 80% of the reimbursement, and the balance, if any, shall be paid within 120 (one hundred and twenty) calendar days after the resolution passed on the respective EGM, subject to the provisions of §3 of Section 137 of Law nr. 6,404/76.

Suzano's shareholders who dissent from the resolution passed to approve the Merger shall only be entitled to the right to withdraw for the shares held as of June 2, 2004, before the first call notice for the relevant meeting is published, according to paragraph 1 of Section 137 of Law 6,404/76.

In accordance with paragraph § 3 of Section 137 of Law 6.404/76, the Companies reserve the right to reconsider the Merger proposal described in this announcement in the event that the Company's financial stability is put at risk by the payment of the shares reimbursement amount arising from requests to withdraw made by Suzano stockholders who have timely stated their dissention within the required period.

REVERSE SPLIT (INPLIT)

After passing the resolution on the Merger, the stockholders of the Surviving Company will decide in the EGM on the proposal presented by the Management of the Companies for a reverse split, to group all the shares of the Surviving Company in the proportion of 18.2765 to 1, regardless of type or class.

The reverse split intends to: (i) adjust the unit value of the shares of the Surviving Company to a level which reflects the value history of the most liquid share issued by the Companies in BOVESPA; and (ii) to change the basis of the shares' pricing on Bovespa to permit the shares to be priced on a unit basis. The shares will be traded in round lots of 100.

The proposal for reverse split of the shares shall provide that, in accordance with sub-item XI of Section 1 of CVM instruction 323/00, Suzano Holding S.A., in the capacity of controlling stockholder of the Surviving Company, will undertake to exchange any resulting fractions of a share, at no cost, for new units in the capital of the Surviving Company.

GENERAL PROVISIONS

The estimated cost to be incurred with the implementation of the process of Merger is R$ 2.5 million, including the fees of auditors, appraisers, lawyers and publications.

The specialized companies KPMG Auditores Independentes, KPMG Corporate Finance Ltda., and Unibanco – União de Bancos Brasileiros S.A. stated that there is no conflict nor community of interests in relation to the transaction or any other stockholders of the Companies or any other company involved in the transaction or their respective partners or shareholders.

As a result of the Merger, the Surviving Company will become guarantor of the following transactions, currently recorded in the explanatory notes to the balance sheet of Suzano:

Transaction	Guaranteed Payment (12.31.2003)
Guarantee to Polibrasil Resinas S.A.'s liabilities under the Credit Facility granted by BNDES	R$ 47,562 thousand
Outstanding vendor transactions with clients in which Suzano is intervening guarantor	R$ 35,901 thousand

Due to its participation in the petrochemical sector, until the spin-off of such petrochemical assets from the pulp and paper ones, Suzano guaranteed certain projects conducted by Rio Polímeros S.A., currently a wholly-owned subsidiary of Suzano Petroquímica S.A.. Such guarantees were undertaken as joint liabilities with Suzano Petroquímica S.A., and include (i) certain contractual obligations pertaining the payment for the supply of raw material to the Rio Polímeros project, up to the maximum amount of US$ 33 million; (ii) coverage of potential increases in the total cost in the project's budget, limited to the corresponding amount in Reais to the third part of US$ 16.667 million; and (iii) additional liabilities arising out of payments related to the construction of facilities to supply water to the Rio Polímeros project, as well as those with incentive bonuses to the contractors in charge of the project in case the project is concluded before the scheduled date.

In addition to the transactions presented herein, there are no further liabilities or contingent liabilities that are not recorded in the Company's balance sheets.

The corporate reorganization described in this announcement will not result in any change in the group of controlling stockholders of Bahia Sul, and does not require approval from any Brazilian or foreign regulatory bodies or anti-trust agencies.

As soon as the process of Merger and reverse split of shares referred to in this notice is successfully concluded, the Surviving Company, reaffirming its commitment towards transparency and improvement of value for its stockholders, will begin the process of adaptation of its Corporate Governance Practices, based on the criteria already adopted by Suzano and described above, by adopting the Level 1 of Bovespa's DCGP. Additionally, the Surviving Company will take the

necessary measures to implement a Level 1 ADR Program substantially similar to Suzano's currently existing one.

As agreed with the São Paulo Stock Exchange - BOVESPA, Suzano and Bahia Sul's shares will continue to be traded separate and independently, until the date in which the Merger proposal becomes fully effective, in accordance with paragraph 3 of Section 137 of Law nr. 6,404/76.

All the information and documents relating to the process of Merger, including the Protocol and Justification of the Merger, opinions, valuations, financial statements, and the proposal to change the bylaws of Bahia Sul, are as of today, at the disposal of any interested stockholders at the Suzano's head office, located in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima 1355, 8 th Floor, and of Bahia Sul, located in the city of Salvador, State of Bahia, at Av. Tancredo Neves 274, Centro Empresarial Iguatemi II, bloco B, sala 121, Pituba. The above mentioned documentation has also been sent to the CVM (*Comissão de Valores Mobiliários*) and to BOVESPA, and will be sent to the Securities and Exchange Commission – SEC and to the LATIBEX. Any stockholders of Suzano or Bahia Sul interested in having access to the information which has been made available should contact the Companies through the websites www.suzano.com.br and www.bahiasul.com.br, or its Investment Relations Division through the telephone number + 55 11 3037-9061.

São Paulo, June 3, 2004

COMPANHIA SUZANO DE PAPEL E CELULOSE
Bernardo Szpigel
Chief Financial and Administrative Officer and
Investment Relations Officer

BAHIA SUL CELULOSE S.A.
Bernardo Szpigel
Chief Financial and Administrative Officer
and Investment Relations Officer

File No. 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE

CNPJ/MF Nº 60.651.726/0001-16, NIRE 35.300.015.398

PUBLICLY HELD COMPANY

CONVOCATION

TO

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting to be held on 30 June 2004 at 10 am in the company's head office at Av. Brigadeiro Faria Lima 1355, 8th Floor, São Paulo, Brazil for the purpose of debating and voting on the following agenda, in view of the proposal by the Executive Officers, as approved by the Board of Directors, for absorption of the Company by Bahia Sul Celulose S.A. ("Bahia Sul"):

(1) to ratify the contracting, by the company's management, of specialized companies to carry out the following valuations of the Company and of Bahia Sul: (i) valuation at book value, based on the stockholders' equity of the Company and of Bahia Sul as stated in their duly audited financial statements, to serve as a basis for the accounting matters arising from the said absorption; (ii) valuation at market value, pursuant to Article 264 of Law 6404/76; and (iii) economic-financial valuation of the company and of Bahia Sul for the purpose of determining the ratio of exchange of the company's shares for those of Bahia Sul;

(2) to decide whether to approve the said valuation opinions;

(3) debate and decision on proposed approval of the *Protocol and Statement of Reasons for Absorption* signed by the Directors of the company and of Bahia Sul, prepared pursuant to Articles 224 and 225 of Law 6404/76 and CVM Instruction 319/99, thus containing all the terms, conditions and information necessary for understanding of the absorption proposal, deemed part of this present notice, for the purposes of reference;

(4) to decide on cancellation of shares of the company held in Treasury;

(5) to decide on the absorption of the company by Bahia Sul, in accordance with the *Protocol and Statement of Reasons for Absorption* and other documents placed at the disposal of stockholders.

General information: **(a)** Those stockholders who, within 30 (thirty) calendar days from the publication of the excerpts from the minutes of the Board meeting herein referred to, expressly state their disagreement with the proposed absorption decision

shall have the right to withdraw, with reimbursement of the value of their shares, calculated in the form laid down in Articles 45 and 264 of Law 6404/76, subject to the company's right to reconsider the decision if the said exercise of the right of withdrawal puts the Company's financial stability at risk, as referred to in § 3 of Article 137 of that Law. **(b)** The documents relating to the transaction herein referred to are available to stockholders at the Company's head office or on its website. **(c)** The information and the documents relating to the absorption which are the subject of this present convocation have been sent to the CVM (Brazilian Securities Commission) and to the São Paulo Stock Exchange (Bovespa), on which securities issued by the company are listed for trading. **(d)** Any stockholder wishing to be represented by a proxy should deposit the respective power of attorney, with special powers and authentication of signature, at the Company's head office by 48 (forty eight) hours before the date and time designated for the meeting. **(e)** Owners of nominal shares held in fungible custody who wish to take part in the meeting should present a statement indicating ownership with date of issue at least 48 (forty eight) hours before the meeting is held, showing the respective stockholding supplied by the custodian body.

São Paulo, 2 June 2004

David Feffer
Chairman of the Board

File No. 82-3550 SUZANO Bahia Sul

COMPANHIA SUZANO DE PAPEL E CELULOSE AND BAHIA SUL CELULOSE S.A.

Announce the Downstream Merger of Suzano into Bahia Sul

São Paulo, June 02, 2004.Companhia Suzano de Papel e Celulose (Suzano) - (Bovespa: SUZA4; Latibex: BRSUZAACNPR9; ADRI: CSZPY) and **Bahia Sul Celulose S.A.** (Bahia Sul) - (Bovespa: BSUL5), announced that the Management of the Companies will submit to their respective stockholders, in Extraordinary General Meetings ("EGMs") the Downstream Merger Proposal of Suzano into Bahia Sul (the "Merger"), described after the message of the Chairman of the Board of Directors and the Chief Executive Officer of both Companies to the respective Boards of Directors.

In order to comply with one more stage of the agenda in creating an integrated, modern and competitive company in the pulp and paper sector, with high standards of business excellency and corporate governance and fully inserted in the capital markets, we hereby submit the Merger proposal of Companhia Suzano de Papel e Celulose ("Suzano") into Bahia Sul Celulose S.A. ("Bahia Sul") (the "Merger")

This transaction is a relevant stage of the process of operational and corporate consolidation of the two Companies, which begun with the acquisition by Suzano of all of Bahia Sul's voting shares on May 2001, and created a major player, internationally present in the pulp and paper industry.

The main stages of the reorganization process were as follows: (i) on October 2001, management of the two Companies was unified, resulting in substantial gains arising out of developed synergies; (ii) on November 2001, the petrochemical assets held by Suzano were spun off, to provide greater dynamism and transparency to the different business segments; and (iii) on September 2002, Suzano launched an offer to acquire shares of Bahia Sul, the payment of which was made with its own shares, as a result of which Suzano came to hold 94% of the total capital stock of Bahia Sul, being 100% of the voting stock and 90% of the non-voting stock.

In what concerns specifically the strategy for insertion of the integrated paper and pulp business into the capital markets, it is material to emphasize the improvement in the corporate governance practices of Suzano, as follows: (i) expansion of the Board of Directors to include independent members; (ii) focusing of the activities of the controlling stockholders on strategic levels in the Board of Directors and its Management and Strategy Committees, which were created in 2003; (iii) adhesion to the Level 1 of Differentiated Corporate Governance Practices ("DCGP") of the São Paulo Stock Exchange - ("Bovespa"); (iv) the decision to waive the controlling stockholders' right to provide a three name-list for the appointment, by the minority stockholders, of a representative on the Board of Directors, starting as from the Ordinary General Meeting of Stockholders of 2004; (v) the conversion of the Audit Committee into a permanently installed body; and (vi) the public offering of shares in Brazil, with distribution endeavors outside of Brazil, to increase the trading liquidity of Suzano's shares, as well as to permit a more accurate pricing.

Through the proposed Merger, we intend to achieve two strategic objectives: (i) simplification of the Companies' corporate structure, through a single vehicle with presence in the capital markets; and (ii) unification of the Companies' capital structure, providing improved operational and financial focus.

*According to the proposal, following the Merger, the new corporate name of Bahia Sul will be **Suzano Bahia Sul Papel e Celulose S.A.** (the "Surviving Company"), and for the purposes of establishing a trading liquidity history, the figures for the Companies' trading volume will be added together, pursuant to the current Bovespa rules. The new share's ticker will be **"SUZB4"**, as already reserved by Bovespa. The Surviving Company will adopt all the improvements in corporate governance carried out by Suzano. We understand that the combination of such factors will contribute in turning the preferred shares of the Surviving Company into a Brazilian capital market's "blue chip", with its inclusion in the IBOVESPA index.*

At last, we would like to emphasize that the Management of the Companies believes that the Merger in the proposed form, is the alternative which best preserves and adds value for the universe of its respective stockholders. Therefore, the transaction will be submitted to its Extraordinary General Meetings. We are also convinced that the ratio of exchange of shares is the one that serves better the interest of all stockholders.

At this opportunity, we would like to restate further the clear and undoubted strategic commitment of the Companies with the capital markets and with the constant adoption of the best corporate governance practices, as this is the most efficient path to achieving an effective reduction of the cost of capital in a long term basis.

REASONS, OBJECTIVES AND BENEFITS OF THE MERGER

I. SIMPLIFICATION OF THE COMPANIES' CORPORATE STRUCTURE THROUGH A SINGLE VEHICLE WITH PRESENCE IN THE CAPITAL MARKET

The Merger will permit the consolidation of the Companies into a single vehicle with presence in the capital markets. This strategic unification will increase the dispersion of the outstanding shares in the market (free float), resulting in gains in liquidity and transparency, enhanced agility and a better understanding of the corporate structure for the purpose of entering into funding transactions. Furthermore, it will enable investors to focus in one single entity, with grater flexibility in accessing the capital markets and convergence of the interests of all stockholders towards one single company.

II. GREATER FINANCIAL AND OPERATIONAL FOCUS

The merger will allow: (i) the unification of capital structure and reduction of costs through synergies not yet captured in the process of management unification; (ii) optimization of capital expenditure; (iii) greater financial robustness, with an increase in capacity to invest and to raise funds; (iv) a more efficient corporate structure, with reduction of administrative costs; and (v) gains in productivity and competitiveness.

The Management of the Companies understand that the Merger in the proposed form is the alternative that best preserves and creates value for the universe of its stockholders, by permitting: (i) reduction of corporate-related costs and capture of operational synergies with an estimated current value of R$ 58 million; and (ii) maintenance and use of tax credits and benefits, with a current value of approximately R$ 79 million (figures of December 31, 2003, subject to changes until the date of the Merger due to the fluctuation of external factors, such as exchange rates).

The next sessions will describe the highlights of this transaction. The full set of documents of this transaction is available at www.suzano.com.br and at www.bahiasul.com.br.

HIGHLIGHTS OF THE TRANSACTION

In the Merger, for the purposes of determining the ratio for the exchange of Suzano shares for shares of Bahia Sul, the Management of the Companies will adopt the economic-financial valuation the of the Companies, by the same criteria and on the same base date (December 31, 2003), based on its respective discounted cash flows.

Since the Management of the Companies relied on the economic-financial valuation to determine a range for the exchange ratio of shares, between 16.23 and 19.83 shares of Bahia Sul for each share of Suzano, and taking into account that the ratio between the value of the two Companies has not suffered significant average variation from that adopted in the offer launched by Suzano to acquire shares of Bahia Sul, the payment of which was made its own shares, the Management of the Companies believes that this exchange ratio, of 18,2765 shares of Bahia Sul for each share of Suzano continues to be a fair and equitable parameter for determining the ratio between the economic value of the Companies.

The economic-financial valuations of Suzano and Bahia Sul for the purposes of determining the exchange ratio were made by Unibanco – União de Bancos Brasileiros S.A., a financial institution organized under the laws of Brazil.

	Suzano	Bahia Sul
Economic value ascertained by the discounted cash flow method (in million of Reais)	4.987 – 5.495[1]	3.267 – 3.622[2]
Number of shares in the registered capital (before the Merger)	273.519.784[3]	3.224.703.413
Exchange ratio for the common and preferred shares, pursuant to the economic value	1 share of Suzano for 16.23 – 19.83 shares of Bahia Sul	

[1]. Assumptions adopted: (i) includes economic value of the 94.1% stake of Bahia Sul held by Suzano; (ii) considering net indebtedness of R$ 1,277 million; and (iii) considering investment in affiliated and related entities in the amount of R$ 193 million (December 31, 2003).
[2]. Assumption adopted: includes net indebtedness of R$ 421 million (December 31, 2003).
[3]. The 2,803 shares of Suzano currently held in treasury will be cancelled.

After the Merger, the registered capital of the Surviving Company will be increased by R$ 238,270,235.28 (two hundred thirty-eight million two hundred seventy thousand two hundred thirty-five reais and twenty-eight cents), which is the value of Suzano's stockholders' equity with the investment in the shares of Bahia Sul which will be cancelled due to the Merger.

Registered Capital of Bahia Sul (pre-Merger)	R$	No. of shares
Common shares*	524,508,319.22	1,364,356,856
Class A preferred shares**	704,792.407.30	1,833,313,825
Class B preferred shares ***	10,392,363.82	27,032,732
Total Capital	1,239,693,090.34	3,224,703,413

** 100% held by Suzano*
*** 89.6 % held by Suzano*
**** 88.6%* held by Suzano

Registered Capital of Bahia Sul (after Merger)	R$	No. of shares
Common shares*	530,381,356.83	1,871,046,782
Class A preferred shares**	940,476,300.86	3,317,754,543
Class B preferred shares	7,105,667.93	25,066,939[1]
Total capital ***	1,477,963,326.62	5,213,868,263

** 100% held by the controlling group, including Suzano Holding S.A. and related parties*
*** 26.6 % held by the controlling group, including Suzano Holding S.A. and related parties*
**** Of the issued shares, 1,843,246,290 are outstanding (i.e. excluding those held by the controlling group and by the BNDES). Such outstanding shares represent 35.3 % of the total capital.*
[1]. Including 21.983.419 shares burdened in reason of tax incentive programs, as described in this Market Notice, which will be held in treasury.

REVERSE SPLIT (INPLIT)

After passing the resolution on the Merger, the stockholders of the Surviving Company will decide in the EGM on the proposal presented by the Management of the Companies for a reverse split, to group all the shares of the Surviving Company in the proportion of 18.2765 to 1, regardless of type or class.

The reverse split intends to: (i) adjust the unit value of the shares of the Surviving Company to a level which reflects the value history of the most liquid share issued by the Companies in BOVESPA; and (ii) to change the basis of the shares' pricing on Bovespa to permit the shares to be priced on a unit basis. The shares will be traded in round lots of 100.

Suzano Holding S.A., as the controlling stockholder of the Surviving Company, will undertake to exchange any resulting fractions of a share, at no cost, for new units in the capital of the Surviving Company.

NEW SHARE TICKER AFTER THE TRANSACTION IS CONCLUDED – SUZB4

As soon as the process of Merger and reverse split of shares referred to in this notice is successfully concluded, the Surviving Company, reaffirming its commitment towards transparency and improvement of value for its stockholders, will begin the process of adaptation of its Corporate Governance Practices, based on the criteria already adopted by Suzano and described above, by adopting the Level 1 of Bovespa's DCGP. Additionally, the Surviving Company will take the necessary measures to implement a Level 1 ADR Program substantially similar to Suzano's currently existing one.

As agreed with the São Paulo Stock Exchange - BOVESPA, Suzano and Bahia Sul's shares will continue to be traded separate and independently, until the date in which the Merger proposal becomes fully effective, in accordance with paragraph 3 of Section 137 of Law nr. 6,404/76.

Companhia Suzano de Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with a pulp capacity production of 1.005 thousand tons and paper capacity production of 775 thousand tons. The Company offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. The Company has four lines of principal products: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; (iv) and paperboard. The Companys' shares are listed on on the Level 1 of Corporate Governance of the Bovespa (SUZA4), on Latibex, in Madrid and an ADR Level 1 program is also offered to US investors.

Bahia Sul Celulose SA is one of the world's most competitive producers of market pulp and printing and writing paper. It has installed production capacity for 585 thousand tons of bleached eucalyptus pulp and 225 thousand tons of uncoated printing and writing paper, and is self-sufficient in wood and in generation of the electricity that its production requires. Located at the southern extremity of Brazil's state of Bahia, close to the BR 101 highway, in the municipality of Mucuri, it is at an average distance of 61 km from its forests of eucalyptus – its main raw material, and 320 km from the port of Vitória, from which it ships all of its exports – which are approximately 70% of its total sales.

Bahia Sul is controlled by Companhia Suzano de Papel e Celulose, which holds 94% of its total capital.

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include, but is not restricted to the actual implementation of the transaction.

www.suzano.com.br www.suzano.com.br
ri@suzano.com.br ri@bahiasul.com.br

Investor Relations:
Gustavo Poppe - Phone: 55 11 3037.9062
Cesar Romero - Phone: 55 11 3037.9009
Fernando Mearim - Phone: 55 11 3037.9359

File No. 82-3550

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Announce the approval of the Downstream Merger of Suzano into Bahia Sul

São Paulo, June 30, 2004. Suzano Bahia Sul Papel e Celulose S.A. (Company) - (Bovespa: SUZA4 / BSUL5; Latibex: BRSUZAACNPR9; ADRI: CSZPY), announced today the approval of the downstream merger of Companhia Suzano de Papel e Celulose (Suzano) and Bahia Sul Celulose S.A., at the General Shareholders Meetings of Bahia Sul and Suzano that occurred on June 29 and 30, respectively:

The following approvals, as previously detailed on the Announcement of Material Event published on June 03 and on the other documents made available on that date:

i. The new corporate name of Bahia Sul Celulose S.A., the surviving entity, is Suzano Bahia Sul Papel e Celulose S.A.
ii. To approve a R$ 238,270,235.28 increase in the Company's capital stock, which therefore amounts to R$ 1,477,963,325.62;
iii. The ratio adopted for the exchange of shares in the Merger was 1 share of Suzano to 18.2765 shares of the Company, with observance of the types and classes of shares held by Suzano's shareholders, and the holders of Suzano preferred shares will receive preferred shares class "A" of the Company;
iv. The Shareholders Meeting of the Company further approved the reverse split of shares, in the proportion of 18.2765 shares to 1 new unit of the capital stock, already considering the merger, in such a way to permit the shares to be priced on a unit basis, and traded in round lots of 100 shares. When the reverse split result in a fraction of a share, it will be rounded up to a new share, with no cost to the shareholder.

The deadline for Suzano's shareholders to dissent from the resolution will be August 02, 2004. The dissenting shareholders will receive R$ 8.72 per share. This amount was based on Suzano's book value, as of December 31, 2003.

Bernardo Szpigel, the Company's CFO, informed that: "The Company, reaffirming its commitment towards transparency and improvement of value for its stockholders, will continue the process of adaptation of its Corporate Governance Practices, based on the criteria already adopted by Suzano, including by adopting the Level 1 of Bovespa's Differentiated Corporate Governance Practices. Additionally, the Company will take the necessary measures to maintain a Level 1 ADR Program and to list its shares in the Latibex Stock Exchange in Madrid".

Suzano's and the Company's shares will continue to be traded in BOVESPA separately and independently, until the Merger proposal becomes fully effective, in accordance with paragraph 3 of Section 137 of Law nr. 6,404/76. At that date, the Company will issue an announcement to shareholders, which will also include information as to how the reverse split will be executed. After

this, the Company will adopt the code SUZB3 for its ordinary shares, SUZB5 for its preferred shares class "A" and SUZB6 for its preferred shares class "B".

Due to this transaction, the Company's second quarter results will be published on August 10, 2004.

The figures on liquidity of the shares will be added for trading history purposes, in view of the strategic purpose of having the shares of the Company included in the main BOVESPA indexes.

Suzano Bahia Sul Papel e Celulose S.A. (Suzano Papel e Celulose) is one of the largest fully integrated producers of pulp and paper ir Latin America, with a pulp capacity production of 1.1 million tons and paper capacity production of 820 thousand tons. The Company offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. The Company has four lines of principal products: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; (iv) and paperboard.

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include the full effectiveness of this transaction, according to the Brazilian Corporate Legislation.

NÍVEL 1 MERCADO

Investor Relations:
Gustavo Poppe
Cesar Romero
Fernando Mearim

Ph: 55 11 3037 9061 fax: 55 11 3037 9099
www.suzano.com.br
ri@suzano.com.br

SUZANO
PAPEL E CELULOSE

File No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A

CNPJ/MF n.º 16.404.287/0001-55

Brazilian listed company with authorized capital

ANNOUNCEMENT OF MATERIAL EVENT

SUZANO BAHIA SUL PAPEL E CELULOSE S.A. (the "Company"), new corporate name of Bahia Sul Celulose S.A., for itself and in the capacity of successor of Companhia Suzano de Papel e Celulose ("Suzano"), in view of the provisions of paragraph 4 of Section 157 of Law 6,404/76 and in compliance with CVM Instructions 319/99 and 358/02, hereby makes the following announcement of material event to their stockholders and the market in general:

1. Following the provisions of the Announcement of Material Event published on June 3, 2004 and in view of the approval, by the Company's and Suzano's Baoads of Directors and Audit Committees, we hereby inform that, at Shareholders Meetings of both companies, held on June 29 and 30, 2004, respectively, the downstream merger of Suzano into the Company was duly approved (the "Merger").

2. In accordance with the above mentioned Announcement, the following resolutions were passed in connection with the Merger:

   i. To approve a R$ 238,270,235.28 increase in the Company's capital stock, which therefore amounts to R$ 1,477,963,325.62;

   ii. The ratio adopted for the exchange of shares in the Merger was 1 share of Suzano to 18.2765 shares of the Company, with observance of the types and classes of shares held by Suzano's shareholders, and the holders of Suzano preferred shares will receive preferred shares class "A" of the Company;

   iii. The Shareholders Meeting of the Company further approved the reverse split of shares, in the proportion of 18.2765 shares to 1 new unit of the capital stock, already considering the merger, in such a way to permit the shares to be priced on a unit basis,

and traded in round lots of 100 shares. When the reverse split result in a fraction of a share, it will be rounded up to a new share, with no cost to the shareholder.

3. The deadline for Suzano's shareholders to dissent from the resolution will be August 02, 2004. The dissenting shareholders will receive R$ 8.72 per share. This amount was based on Suzano's book value, as of December 31, 2003. The Company may reconsider the resolution within 10 days of the end of the deadline for the withdrawal, and therefore the payment due to dissenting shareholders is contingent on the effective conclusion of the Merger.

The Company, reaffirming its commitment towards transparency and improvement of value for its stockholders, will continue the process of adaptation of its Corporate Governance Practices, based on the criteria already adopted by Suzano, including by adopting the Level 1 of Bovespa's Differentiated Corporate Governance Practices. Additionally, the Company will take the necessary measures to maintain a Level 1 ADR Program and to list its shares in the Latibex Stock Exchange in Madrid.

Suzano's and the Company's shares will continue to be traded in BOVESPA separately and independently, until the Merger proposal becomes fully effective, in accordance with paragraph 3 of Section 137 of Law nr. 6,404/76. At that date, the Company will issue an announcement to shareholders, which will also include information as to how the reverse split will be executed After this, the Company will adopt the code SUZB3 for its ordinary shares, SUZB5 for its preferred shares class "A" and SUZB6 for its preferred shares class "B". The figures on liquidity of the shares will be added for trading history purposes, in view of the strategic purpose of having the shares of the Company included in the main BOVESPA indexes.

São Paulo, July 1, 2004

Bernardo Szpigel
Chief Financial and Administrative Officer and Investment Relations Officer

File No. 82-3550

Bahia Sul

SUZANO

Companhia Suzano de Papel e Celulose
Bahia Sul Celulose S/A

Valuation Report

April 30th, 2004

Free Translation

UNIBANCO

Disclaimer

UNIBANCO - União de Bancos Brasileiros S/A ("UNIBANCO") was retained by Companhia Suzano de Papel e Celulose ("Suzano") to perform valuation work of Suzano and Bahia Sul Celulose S/A ("Bahia Sul") (*Suzano and Bahia Sul hereinafter jointly referred to as* "the Companies", or individually and interchangeably, when applicable, "the Company"), in connection with the merger of Suzano and Bahia Sul, whereby Suzano is collapsed into Bahia Sul as per applicable laws and regulations. ("Transaction").

This material is not intended to provide the sole basis for evaluating Suzano and Bahia Sul, as well as does not purport to contain all the information that may be required and should not be considered as a recommendation with respect to any transaction, whether or not contemplated herein.

Neither UNIBANCO nor any of its officers, directors, employees, affiliates, advisors, agents or representatives warrant the accuracy or completeness of any of the material set forth herein. In preparing this material, UNIBANCO has not conducted any independent investigation or evaluation of any of the Companies respective assets or liabilities, assuming as accurate and true all information in public domain and those provided by the Companies. *Nothing contained in the accompanying material is*, or shall be relied upon as a promise or representation as to the past or future. The estimates, projections and valuations presented herein were prepared by UNIBANCO based on and as a result of information provided by the Companies respective management and public sources, without any independent verification by UNIBANCO. These estimates and projections involve significant elements of subjective judgment and analysis, which may or may not prove to be correct. There is and will not be any representatives, warrants, promise or assurance of any kind, express or implied, that any projected results are attainable or will be realized.

UNIBANCO declares to have no conflict of or joint interest, currently in force or potential, with the controlling or minority shareholder of the Companies, or even with regards to the Transaction.

While UNIBANCO was retained by Suzano to perform valuation work of the Companies, in connection with the Transaction, UNIBANCO, within the context of usual and normal business practices, does maintain regular banking and commercial relationship with the Companies.

This document has been prepared for the exclusive use of the Companies in connection with the Transaction, and should not be reproduced, copied or disseminated, in whole or in part, without prior written consent of Suzano and UNIBANCO, except to the extent legally and regulatorilly required.

THIS DOCUMENT IS A FREE TRANSLATION OF THE ORIGINAL PORTUGUESE VERSION ("LAUDO DE AVALIAÇÃO") DATED APRIL, 30TH, 2004. SHOULD THERE BE ANY DISCREPANCY BETWEEN THE ENGLISH VERSION HEREIN AND THE PORTUGUESE VERSION, IN ANY FORM OR CONTEXT, THE PORTUGUESE VERSION SHALL PREVAIL.

Responsible

União de Bancos Brasileiros S/A - UNIBANCO

Name: Rubens dos Reis Cavalieri

Title: Director

Date: April 30th, 2004

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Executive Summary

The valuation of the Companies was prepared based on the following methodologies: i) discounted cash flow ("DCF") and ii) market multiples of publicly traded comparable pulp and paper companies.

- In general, the results derived from the analysis of multiples are used to verify and validate those obtained using the discounted cash flow methodology.
- Valuation results obtained through DCF and market multiples methodologies were compared to those derived from book value and market capitalization.
- We have not applied to the analysis, comparable multiples derived from precedent M&A transactions within the pulp & paper sector; in general, those multiples contemplate control premium, which is not applicable to the Transaction.
- In preparing the valuation work, UNIBANCO used the following sources of information:
  - Audited Financial Statements of the last 3 years ended December 31st, 2001 through 2003.
  - Sector articles, research and periodicals.
  - Meetings and interviews with the Companies management to discuss historical and expected performance, business assumptions, and market trends.
- Projections were prepared in nominal Reais, as of December 31st, 2003. US Dollar values contemplated herein are only a form of reference.
- The DCF model contemplates 10-year projections, reflecting Bahia Sul expansion, plant optimization of both Companies and the full use of the fiscal benefits of Bahia Sul.
- The valuation of each Company was prepared in a stand alone basis, and no fiscal and operating synergies between the Companies are reflected in their respective projections.

Valuation Summary – Bahia Sul

The value for 100% of the equity capital of Bahia Sul ranges from US$ 1,114 (R$ 3,267) to US$ 1,235 (R$ 3,622) million.



US$ million[1] (R$ / thousand shares)
DCF[2]
1,114
(R$ 1,013)
1,235
(R$ 1,123)
Market Capitalization[3]
782
(R$ 771)
Book Value
668
(R$ 608)
Market Multiples (EBITDA04/Global)
1,234
(R$ 1,122)
1,287
(R$ 1,170)
Market Multiples (EBITDA04/Brazil)
881
(R$ 801)
950
(R$ 864)
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600

Notes:

[1] As per a exchange rate of R$ 2.933/US$ as of April 30th, 2004 and net debt of R$ 421 million, as of December 31st, 2003. Figures within parenthesis represent the value per 1,000 shares. Bahia Sul equity capital is comprised of of 3,224,703,413 outstanding shares, being 1,364,356,856 voting shares and 1,860,346,557 non-voting shares (source: Company).

[2] *Range is obtained by changing upwards and downwards* the WACC *(discount rate)* in increments of 25 basis point.

[3] Average daily closing price weighted by traded volume, during the last 30 trading sessions, before and including April 30th, 2004.

UNIBANCO

Valuation Summary – Suzano

The value for 100% of the equity capital of Suzano ranges from US$ 1,700 (R$ 4,987) to US$ 1,874 (R$ 5,495) million.



US$ million1 (R$ / share)
DCF2
Market Capitalization3
Book Value4
Market Multiples (EBITDA04/Global)
Market Multiples (EBITDA04/Brazil)
1,700
(R$ 18.2)
1,874
(R$ 20.1)
1,306
(R$ 14.0)
813
(R$ 8.7)
2,007
(R$ 21.5)
2,104
(R$ 22.6)
1,364
(R$ 14.6)
1,490
(R$ 16.0)
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,300
2,400

Notes:

[1] As per an exchange rate of R$ 2.933/US$ as of April 30th, 2004 and net debt of R$ 1,277 million as of December 31st, 2003. The value includes the value of the 94.0% equity stake of Suzano in Bahia Sul, and R$ 193 million in investments in controlled and subsidiaries companies as of December 31st, 2003. Figures within parenthesis contemplate the value in Reais per share. Suzano equity capital is comprised of 273,519,784 shares, being 102,374,458 voting shares and 171,145,326 non-voting shares. 4,350 non-voting (PN) shares currently in Company's treasury were not included. (source: Company).

[2] Range is obtained by changing upwards and downwards the WACC (discount rate) in increments of 25 basis point.

[3] Average daily closing price weighted by traded volume, during the last 30 trading sessions, before and including, April 30th, 2004.

[4] Including goodwill amortization of Bahia Sul acquisition.

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Bahia Sul

- Bahia Sul produces and sells bleached eucalyptus kraft pulp and printing & writing paper.
- The plant is located in Mucuri, in the southern region of Bahia state:
  - Average radius of 61 km to the forests.
  - Distance to Porto de Vitória: 320 km.
- Total planting area of 115 thousand ha.
- Fully integrated operation.



Pulp and paper plants
Forests

Highlights (R$ M)

	2001	2002	2003
Sales Volume (ton.)	634	611	620
Market Pulp	425	390	406
Paper	209	222	214
Export (% total volume)	71%	70%	71%
Net Revenues	774	917	1,078
EBITDA	376	481	583
EBITDA Margin	49%	52%	54%
Net Debt	1,018	1,230	421
Total Assets	2,979	3,414	3,403
Shareholders Equity	1,498	1,626	1,959

Net Sales Breakdown (2003)



P&W
35%
Pulp
65%

Source: Company

Top Brazilian Pulp and Paper Producers (ton)



3.000
2.500
2.000
1.500
1.000
500
0
2,400
2,400
1,795
485
1,310
1,463
1,463
551
539
620
214
406
428
385
Aracruz
VCP
Klabin
Suzano
Bahia Sul
Ripasa
Market Pulp
Paper

Source: company reports

UNIBANCO

Suzano

- Suzano produces and sells printing & writing, couché (coated) paper, paperboard, and bleached eucalyptus kraft pulp.
- The plant is located in Suzano, Sao Paulo state:
  - Average radius of 210 km to the forests.
  - Distance to Porto de Santos: 90 km.
- Total planting area is 69 thousand ha. being 50 thousand ha. own land and the remaining contracted from third parties.
- Fully integrated operation.



Pulp and paper plants
Forests

Highlights (R$ M)

	2001	2002	2003
Sales Volume (ton.)	531	566	551
Market Pulp	524	544	539
Paper	8	21	12
Export (% total volume)	31%	35%	43%
Net Revenues	970	1,219	1,407
EBITDA	297	391	407
EBITDA Margin	31%	32%	29%
Net Debt	973	1,373	1,277
Total Assets	3,046	4,347	4,412
Shareholders Equity	1,301	1,825	2,384

Net Sales Breakdown (2003)



Pulp
2%
Couché
14%
P&W
49%
Paperboard
35%

Source: Company

Top Brazilian Pulp and Paper Producers (ton)



3.000
2.500
2.000
1.500
1.000
500
0
2,400
2,400
1,795
485
1,310
1,463
1,463
551
539
620
214
406
428
385
Aracruz
VCP
Klabin
Suzano
Bahia Sul
Ripasa
Market Pulp
Paper

Source: company reports

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

General Considerations

Item	Comment
Base-date	December 31st, 2003.
Projection Period	10 years.
Methodology	▸ The unlevered free cash flow (cash flow before net interest expenses and after taxes) of the company is discounted by the weighted average cost of capital ("WACC"), which is calculated in nominal US Dollars, according to the CAPM method. ▸ Projections were prepared in nominal Reais. The unlevered free cash flow to the firm is converted into US Dollars, based on the R$/US$ exchange rate projections prepared by UNIBANCO's economic department. ▸ It was assumed that cash flows occur in the middle of each period. ▸ Terminal values were calculated assuming a 3.5% p.a. of perpetuity growth, equivalent to a terminal EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) multiple in 2013 of 6.8x for Bahia Sul, and 6.7x for Suzano. ▸ Costs and expenses denominated in local currency were, in general, adjusted by 70% of the projected Brazilian Inflation Index ("IPCA index").
Projected items	▸ Volume and prices broken-down into product lines and respective market, i.e., domestic or international. ▸ Variable costs of goods sold broken-down into product lines. ▸ Fixed costs, sales, general and administrative expenses. ▸ Main working capital accounts.

General Considerations (Contd.)

Item	Comment
Capital Expenditure	▸ Bahia Sul projections took into account (i) the industrial optimization plan expected to be finished in 2005, increasing the production of market pulp by approximately 60 thousand ton/year at an estimated total cost of US$ 40 million, and (ii) the expansion of the pulp plant, with the respective production expected to start in 2007, at an estimated total cost of US$ 1,180 million, which will increase the production of pulp by approximately another 1,000 thousand ton/year. ▸ Suzano projections incorporate P&Q projects with an increase of pulp and paper production capacity of 160 thousand ton/year. The remaining investment to the conclusion of these projects is US$ 128 million, between 2004 and 2006.
Others	▸ Suzano was valued at parent level, adding to that the value of Suzano 94.02% equity stake in Bahia Sul and the book value of Suzano's controlling and subsidiaries companies (Suzanopar Investimentos Ltd., Nemo International, Comercial e Agrícola Paineiras Ltda. e Pakprint) in a pro-rata basis to Suzano's respective equity participation. ▸ Companies respective 2004 budgets were used as the basis for projecting sales volume, fixed and variable costs, expenses and other items.

Long Run Bleached Eucalyptus Kraft Pulp Price

UNIBANCO set US$ 513 per ton (CIF Europe) as the average price of the bleached eucalyptus kraft pulp price in the international market ("BEKP price" or "list price"), for the entire projection period. This level of price is consistent with the Companies management and expert consulting firms expectations as to the overall dynamics of supply and demand, and price of the BEKP over the long run.



(US$/ton)
1.000
900
800
700
600
500
400
300
200
jan-83
jan-84
jan-85
jan-86
jan-87
jan-88
jan-89
jan-90
jan-91
jan-92
jan-93
jan-94
jan-95
jan-96
jan-97
jan-98
jan-99
jan-00
jan-01
jan-02
jan-03
jan-04
jan-05
jan-06
jan-07
jan-08
jan-09
jan-10
jan-11
538
520
490
475
450
437
440
550
513
Price used in the projections
BEKP Prices
Moving Average (24 months)
Historical Average BEKP (83-03)
Average Forecast Hawkings Wright
Long Run Forecast
Projected Average Price

Source: Companies, Hawkings Wright e Resource Information System, Inc.

Macroeconomic Projections

	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	...	2013P
GDP Growth	1.5%	1.6%	-0.2%	3.5%	4.0%	4.5%	5.0%	5.0%	5.0%	...	5.0%
Inflation											
IPCA index	7.7%	12.5%	9.3%	6.7%	5.0%	4.0%	4.0%	4.0%	4.0%	...	4.0%
CPI (US)				2.5%	2.0%	2.0%	2.0%	2.0%	2.0%	...	2.0%
Foreign Exchange											
End of Period	2.320	3.533	2.888	3.050	3.111	3.173	3.237	3.301	3.367	...	3.645
Average	2.351	2.926	3.072	2.993	3.081	3.142	3.205	3.269	3.334	...	3.609
Average Devaluation	28.5%	24.5%	5.0%	-2.6%	2.9%	2.0%	2.0%	2.0%	2.0%	...	2.0%
Nominal Devaluation	18.7%	52.3%	-18.3%	5.6%	2.0%	2.0%	2.0%	2.0%	2.0%	...	2.0%
Real Devaluation				1.4%	-0.9%	0.0%	0.0%	0.0%	0.0%	...	0.0%
Interest Rates											
SELIC	17.3%	19.2%	23.3%	15.1%	12.5%	11.0%	10.2%	10.0%	10.0%	...	10.0%
TJLP	9.5%	9.9%	11.5%	9.3%	8.3%	8.0%	8.0%	8.0%	8.0%	...	8.0%

Source: UNIBANCO Macroeconomic Research Department

Table of Contents

	Page
1. Executive Summary	04
2. Companies Overview of the Companies	
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

UNIBANCO

Sales Volume

- **General assumptions**:
  - Sales volume is set at the same level of the production output. There is no slack inventory (exception made for consumption materials used in the production process).
  - Projected volumes take into account production technical coefficients and maintenance stops.

- **Optimization plan assumptions:**
  - Due to a project aimed at streamlining the production process, management believes that, by 2005, 60 thousand ton/year of additional market pulp production capacity will be added.

- **Assumptions of the expansion plan**:
  - By 2008, the expansion plan projects a production capacity increase of 1,000 thousand ton/year of market pulp, completely directed to export markets. By 2007, the new line will be able to produce additional 700 thousand ton/year, reaching full capacity, or additional 300 thousand ton/year, by 2008.


Domestic Sales (ton/year)
185 185 178 191 191 191 191 191 191 191 191 191 191
46 50 82 43 43 43 43 43 43 43 43 43 43
89 82 36 87 87 87 87 87 87 87 87 87 87
50 54 61 61 61 61 61 61 61 61 61 61 61
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
P&W
Folio


Export Sales (ton/year)
448 426 442 445 505 505 1.205 1.505 1.505 1.505 1.505 1.505 1.505
374 336 345 345 405 405
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
P&W
Folio

Product Prices and Other Revenues

- The price for each product was projected in nominal US Dollars, based on a constant spread in US$/ton over the average price of the market pulp, or list price minus a discount.

- It was assumed a discount of 8% over the list price before 2007 and 10% thereafter. It is expected that the increase in Bahia Sul production capacity require a greater sales effort to place bigger volumes in the market.

Domestic Prices (US$/ton)



900
800
700
600
500
400
300
200
100
0
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
(51)
290
340
513
BEKP (list)
Market Pulp
P&W
Folio

Export Prices (US$/ton)



900
800
700
600
500
400
300
200
100
0
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
(51)
250
290
513
BEKP (list)
Market Pulp
P&W
Folio

- For 2004, the management of the Company projects sales of wood in the total amount of R$ 20 million, and other operating revenues of R$ 5 million. Management believes that this former amount will become a recurring revenue, and therefore is kept constant over the projected period, adjusted annually by inflation.

Variable Costs

- Variable cash costs were projected in nominal Reais and US Dollars as per the following breakdown:

	R$	US$
Pulp	84%	16%
P&W	75%	25%
Folio	75%	25%

- Costs in local currency were adjusted by 70% of the projected IPCA index.
- Variable costs in US Dollars were fully adjusted by the expected US$/R$ exchange rate variation for the projected period.
- Initial values for projecting variable costs were based on Bahia Sul 2004 budget.

Variable Production Cost (R$/ton)



643 665 682 700 718 736 756 775 795 816
535 553 567 582 597 613 629 645 662 679
270 279 287 294 302 310 319 327 336 345
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
P&W
Folio

Variable Production Cost (US$/ton)



215 216 217 218 220 221 222 223 225 226
179 180 181 182 183 184 185 186 187 188
90 91 91 92 92 93 94 94 95 96
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
P&W
Folio

Fixed Costs

- Production fixed costs were adjusted by 70% of the projected IPCA index.
- In 2007, due to the expansion plan, there will be an increase of R$ 60 million in Bahia Sul's fixed cost structure related to personnel and maintenance expenses.
- Initial values for projecting fixed costs were based on Bahia Sul 2004 budget.


Fixed Costs (R$ M)
129 133 137 201 206 212 218 224 230 237
5 5 5 5 5 6 6 6 6 6
23 24 24 84 86 89 91 94 96 99
101 104 107 111 114 118 121 124 128 131
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Personnel
Maintenance
Others


Fixed Costs (US$ M)
43 43 44 63 63 64 64 65 65 66
2 2 2 2 2 2
26 26 27 27 27 27 27
34 34 34 35 35 35 36 36 36 36
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Personnel
Maintenance
Others

UNIBANCO

Selling, General and Administrative Expenses ("SG&A")

- Selling and administrative variable costs were projected in nominal US Dollars, broken-down into market, and product line. Costs related to domestic sales were fully allocated to SG&A, whereas 90% of those costs related to exports were allocated to the cost line, and the remaining 10% to SG&A:

US$/ton	Domestic	Export
Pulp	13	76
P&W	21	74
Folio	21	74

- Administrative and sales expenses were adjusted by 70% of the projected IPCA index.

- Initial values for projecting sales and administrative expenses were based on Bahia Sul 2004 budget.



SG&A (R$ M)
111
116
119
139
150
154
158
162
166
170
20
22
23
40
49
50
51
52
53
54
23
24
24
25
26
27
27
28
29
30
67
70
72
74
76
78
80
82
84
87
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
Administrative
Sales
Sales ("Costs")



SG&A (US$ M)
37
38
38
43
46
46
46
47
47
47
7
7
7
13
15
15
15
15
15
15
8
8
8
8
8
8
8
8
8
8
22
23
23
23
23
23
24
24
24
24
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
Administrative
Sales
Sales ("Cost")

UNIBANCO

Capital Expenditures ("CapEx")

- CapEx were broken-down into maintenance and capacity expansion.
- CapEx related to maintenance were projected using management assumptions and as a fixed US Dollar amount overtime: US$ 30 million from 2004 to 2006 and US$ 65 million from 2007 on, as a result of the increased capacity.



Capital Expenditures (US$ M)
600
500
400
300
200
100
0
117
513
520
211
79
65
65
65
65
65
87
30
483
30
490
30
146
65
14
65
65
65
65
65
65
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
Maintenance
Projects



CapEx Breakdown - Projects (US$ M)
500
450
400
350
300
250
200
150
100
50
0
87
50
37
483
480
3
490
490
146
146
14
14
2004P
2005P
2006P
2007P
2008P
Optimization
Expansion

Depreciation, Amortization & Depletion

- Depreciation for property, plant and equipment was projected at an annual rate of 2.5% of Company's gross fixed assets.

- Deferred assets, in the total amount of R$15.8 million, as contemplated in the Company's financial reports as of December 31st, 2003, were amortized over a period of 6 years.

- Forest depletion was estimated at annual rates of R$ 40/ton and R$ 34/ton, respectively for produced pulp and paper. These values were annually adjusted by inflation, and are consistent with Bahia Sul historical numbers.

Working Capital

- **Assets**

  - Receivables: 66 days of sales (2003 average).
  - Inventories: 97 days of cash cost (2001 average). Management believes that the inventory levels for 2001 are the best proxy for the long-term value.

- **Liabilities**

  - Suppliers: 47 days of cash cost (2003 average).
  - Wages and Taxes: 11 days of cash cost (2003 average).
  - Taxes Payables: 3 days of sales (2003 average).

Tax Credits, Debt and Others

- As of December 31st, 2003, there were credits *from* both income tax *and* social *contribution* loss carry *forward* in the total amount of R$ 83.6 million and R$ 30.3 million, respectively. Annually, up to 30% of the tax due is allowed to be deducted from these credits.

- There is an income tax exemption, sponsored by SUDENE, which reduces by 75% the income tax rate applicable to the current production of pulp and paper, and valid until 2012 and 2011, respectively.

- As of December 31st, 2003, Bahia Sul net debt was R$ 421 million, which was amortized according to the respective repayment schedule.

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	**26**
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

UNIBANCO

Projections Summary

Net Revenues (US$ M)


49% 52% 54% 49% 49% 49% 52% 54% 54% 54% 53% 53% 53%
329 313 351 373 395 395 711 849 849 849 849 849 849
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Net Revenues
EBITDA Margin (%)

Fixed and Variable Costs and Expenses (US$ M)


191 202 203 341 393 395 397 399 400 402
73 74 74 93 94 95 96 96 97 98
118 128 129 247 299 300 301 302 303 305
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Variable Costs
Fixed Costs and Expenses

Total Cash Cost (US$ / ton)


219 207 216 242 236 237 213 205 206 207 208 209 210
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P

Unlevered Free Cash Flow (US$ M)


52 (343) (347) 30 263 292 291 290 272 256
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P

UNIBANCO

Projected Financial and Operating Highlights

In million of US$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
Average Exchange Rate	2.351	2.926	3.072	2.993	3.081	3.142	3.205	3.269	3.334	3.401	3.469	3.539	3.609
Prices													
Market Pulp (US$/ton)													
Export	431	427	459	472	472	472	462	462	462	462	462	462	462
Domestic	442	389	475	472	472	472	462	462	462	462	462	462	462
P&W (US$/ton)													
Export	667	655	705	722	722	722	712	712	712	712	712	712	712
Domestic	710	680	814	762	762	762	752	752	752	752	752	752	752
Folio (US$/ton)													
Export	0	0	0	762	762	762	752	752	752	752	752	752	752
Domestic	0	0	0	812	812	812	802	802	802	802	802	802	802
Production (th. ton)	634	611	620	636	696	696	1,396	1,696	1,696	1,696	1,696	1,696	1,696
Market Pulp	425	390	406	406	466	466	1,166	1,466	1,466	1,466	1,466	1,466	1,466
Export	374	336	345	345	405	405	1,105	1,405	1,405	1,405	1,405	1,405	1,405
Domestic	50	54	61	61	61	61	61	61	61	61	61	61	61
P&W	209	222	214	145	145	145	145	145	145	145	145	145	145
Export	74	91	96	58	58	58	58	58	58	58	58	58	58
Domestic	135	131	118	87	87	87	87	87	87	87	87	87	87
Folio	0	0	0	85	85	85	85	85	85	85	85	85	85
Export	0	0	0	42	42	42	42	42	42	42	42	42	42
Domestic	0	0	0	43	43	43	43	43	43	43	43	43	43
Export Volume (% total)	71%	70%	71%	70%	73%	73%	86%	89%	89%	89%	89%	89%	89%
Export Revenues (% total)	64%	65%	64%	63%	67%	67%	82%	85%	85%	85%	85%	85%	85%
Income statement													
Net Revenues (R$ million)	774	917	1,078	1,117	1,216	1,241	2,278	2,777	2,832	2,889	2,947	3,006	3,066
Net Revenues	329	313	351	373	395	395	711	849	849	849	849	849	849
EBITDA (R$ million)	376	481	583	550	600	608	1,193	1,499	1,522	1,546	1,571	1,596	1,621
EBITDA	160	165	190	184	195	194	372	458	457	455	453	451	449
Net Income	46	59	135	133	93	41	149	205	203	216	229	228	224
Capital Expenditures	n/d	n/d	n/d	117	513	520	211	79	65	65	65	65	65
Free Operating Cash Flow	n/d	n/d	n/d	52	(343)	(347)	30	263	292	291	290	272	256
Balance Sheet													
Total Assets	1,267	1,167	1,108	1,134	1,602	1,973	2,273	2,322	2,272	2,223	2,178	2,265	2,354
Net Debt (Net Cash)	433	420	137	117	514	934	1,008	861	676	484	284	91	(93)
Total Shareholders Equity	637	556	638	761	814	831	931	1,072	1,208	1,352	1,503	1,647	1,783
Financial & Operating Data													
Revenue Growth	n/d	18%	18%	4%	9%	2%	84%	22%	2%	2%	2%	2%	2%
EBITDA Growth	n/d	28%	21%	-6%	9%	1%	96%	26%	2%	2%	2%	2%	2%
Net Income Growth	n/d	30%	128%	-1%	-30%	-56%	263%	38%	-1%	7%	6%	-1%	-2%
Gross Margin	58%	60%	62%	59%	58%	58%	58%	59%	59%	59%	59%	58%	58%
EBITDA Margin	49%	52%	54%	49%	49%	49%	52%	54%	54%	54%	53%	53%	53%
Net Margin	14%	19%	38%	36%	24%	10%	21%	24%	24%	25%	27%	27%	26%
Key Ratios													
Net Debt/Equity (Book Value)	0.68	0.76	0.22	0.15	0.63	1.12	1.08	0.80	0.56	0.36	0.19	0.06	(0.05)
Net Debt/EBITDA	1.15	0.87	0.24	0.21	0.86	1.54	0.84	0.57	0.44	0.31	0.18	0.06	(0.06)
Total Debt/EBITDA	1.54	1.09	0.68	0.54	1.18	1.75	1.04	0.76	0.63	0.49	0.36	0.32	0.29

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Consideration	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Sales Volume

General assumptions

- Sales volume is set at the same level of the production output. There is no slack inventory (exception made for consumption materials used in the production process).
- Projected volumes take into account production technical coefficients and maintenance stops.

Optimization plan assumptions (P&Q Project)

- The P&Q project is aimed at streamlining the production line. Management expects that 160 thousand ton/year of additional pulp and paper production capacity will be added to the plant.



Domestic Sales (ton/year) [1]
367 368 314 397 433 486 472 472 472 472 472 472 472
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
Couché
Paperboard
P&W
CutSize



Export Sales (ton/year)
164 196 237 240 240 263 277 277 277 277 277 277 277
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
Couché
Paperboard
P&W
CutSize

[1] After 2004, these amounts include sales of third party products.

Product Prices and Other Revenues

- The price for each product was projected in nominal US Dollars, based on a constant spread in US$/ton over the average price of the market pulp, or the list price minus a discount.

- The market pulp price assumes a discount of 10% over the list price during the entire projection period.

Domestic Prices (US$/ton)



1.200
1.000
800
600
400
200
0
2001
2002
2003
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
(51)
350
325
400
642
513
BEKP (list)
Paperboard
Market Pulp
P&W
Couché
Cutsize

Export Prices (US$/ton)



1.000
900
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
(51)
180
280
360
437
513
BEKP (list)
Paperboard
Market Pulp
P&W
Couché
Cutsize

- The management of the Company projects other operating revenues in the total amount of R$ 30 million and R$ 12 million, respectively in 2004 and 2005. Suzano's management believes that the amount of R$ 12 million will become recurring, and therefore is kept constant over the projection period, adjusted annually by inflation.

Variable Costs

- Variable cash costs were projected in nominal Reais and US Dollars as per the following breakdown:

	R$	US$	Reduction factor after 2005[1]
Pulp	84%	16%	R$ 48 / ton
Couché	100%	0%	R$ 41 / ton
Paperboard	85%	15%	R$ 30 / ton
P&W	75%	25%	R$ 39 / ton
Cutsize	75%	25%	R$ 41 / ton

1 As a result of the actions and processes that have been implemented through the P&Q Project phase 1, from 2005 on, management believes that variable production costs will reach lower levels, according to the table above.

- Costs in local currency were adjusted by 70% of the projected IPCA index.

- Variable costs in US Dollars were fully adjusted by the expected US$/R$ exchange rate variation for the projected period.

- Initial values for projecting variable costs were based on Suzano 2004 budget.

Variable Cash Costs (R$/ton)


1.242 1.244 1.279 1.315 1.351 1.389 1.428 1.468 1.509 1.552
935 925 949 974 999 1.025 1.052 1.079 1.107 1.136
928 929 954 980 1.006 1.033 1.061 1.089 1.118 1.148
907 899 922 946 971 996 1.022 1.048 1.075 1.103
547 518 531 546 560 575 591 606 623 639
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
Couché
Paperboard
P&W
CutSize

Variable Cash Costs (US$/ton)


415 404 407 410 413 417 420 423 427 430
312 300 302 304 306 307 309 311 313 315
310 302 304 306 308 310 312 314 316 318
303 292 293 295 297 299 300 302 304 306
183 168 169 170 171 173 174 175 176 177
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Market Pulp
Couché
Paperboard
P&W
CutSize

UNIBANCO

Fixed Costs

- Production fixed costs were adjusted by 70% of the projected IPCA index.
- As a result of the optimization of the current cost structure of the Company, management believes that after 2005, there might be a decrease of R$ 34.8 million in Suzano's production fixed cost structure related to maintenance over the projection period.
- Initial values for projecting fixed costs were based on Suzano 2004 budget.



Fixed Costs (R$ M)
273 248 254 262 269 276 284 292 300 309
76 79 81 83 85 88 90 93 95 98
102 71 73 75 77 79 81 84 86 88
95 98 101 104 107 110 113 116 119 122
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Personal
Maintenance
Others



Fixed Costs (US$ M)
91 80 81 82 82 83 84 84 85 86
25 26 26 26 26 26 27 27 27 27
34 23 23 23 24 24 24 24 24 24
32 32 32 32 33 33 33 33 34 34
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Personal
Maintenance
Others

UNIBANCO

Selling, General and Administrative Expenses ("SG&A")

- Selling and administrative variable costs were projected in US Dollars, broken-down into market and product line, and fully allocated to SG&A expenses:

US$/ton	Domestic	Export
Pulp	9	69
Couché	13	82
Paper Board	13	80
P&W	13	69
Cutsize	13	69

- SG&A expenses were adjusted by 70% of the projected IPCA index.

- Initial values for projecting sales and administrative expenses were based on Suzano 2004 budget.



SG&A (R$ M)
269
280
294
304
312
320
328
337
346
355
67 70 79 83 85 87 88 90 92 94
96 99 102 105 108 111 114 117 121 124
106 110 113 116 119 123 126 130 133 137
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Administrative
Sales
Commercial ("Costs")



SG&A (US$ M)
90
91
94
95
95
96
97
97
98
98
22 23 25 26 26 26 26 26 26 26
32 32 33 33 33 33 34 34 34 34
35 36 36 36 36 37 37 37 38 38
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Administrative
Sales
Commercial ("Costs")

Capital Expenditures ("CapEx")

- CapEx were broken-down into maintenance and those related to the P&Q Project
- CapEx related to annual maintenance were projected using management assumptions, as a fixed US Dollar amount: US$ 30 million.

Capital Expenditures (US$ M)



100
80
60
40
20
0
98
86
34
30
30
30
30
30
30
30
68
56
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Maintenance
P&Q Project

UNIBANCO

Depreciation, Amortization & Depletion

- Depreciation for property, plant and equipment was projected at an annual rate of 3.5% of Company's gross fixed assets.
- Deferred assets in the total amount of R$ 9.8 million, as contemplated in the Company's financial report as of December 31st, 2003, were amortized during 2004.
- Forest depletion was estimated at an annual rate of R$ 36/ton, and R$ 30/ton, respectively for produced pulp and paper. These values were annually adjusted by inflation, and are consistent with Suzano historical numbers.

Working Capital

Assets

- Receivables: 48 days of sales (2003 average).
- Inventory: 83 days of cash cost (2001 average). Management believes that the inventory levels for 2001 are the best proxy for the long-term value.

Liabilities

- Suppliers: 46 days of cash cost (2003 average).
- Wages and Taxes: 11 days of cash cost (2003 average).
- Taxes Payables: 1 day of sales (2003 average).

Tax Credits, Debt and Others

- As of December 31st, 2003, there were total credits from both income tax and social contribution loss carry forward in the total amount of R$ 25.8 million and R$ 13.2 million, respectively. Annually, up to 30% of the tax due is allowed to be deducted from these credits.

- The interest on equity mechanism was used to pay dividends out up to the mandatory rate of 25% of net income.

- Suzano's investments in 100% of the equity capital of Suzanopar Investimentos Ltd., Nemo International, Comercial e Agrícola Paineras Ltda., and 10% of the equity capital of Pakprint, were added to Suzano's shareholder value according to their respective book values, representing a total amount of R$193.4 million, as of December 31st, 2003.

- As of December 31st, 2003, Suzano net debt was R$ 1,277 million, which was amortized according to the respective repayment schedule.

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of the Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of the Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Projections Summary

Net Revenues (US$ M)



31% 32% 29% 30% 34% 36% 35% 35% 34% 34% 34% 33% 33%
412 416 458 535 559 614 615 615 616 616 616 617 617
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Net Revenues
EBITDA Margin

Fixed and Variable Costs and Expenses (US$ M)



382 374 399 403 406 409 411 414 417 419
159 148 149 151 152 153 154 155 157 158
224 226 250 253 254 256 257 259 260 262
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P
Variable Cost
Fixed Costs and Expenses

Total Cash Costs (US$ / ton)



414 369 453 459 422 408 411 414 417 420 423 426 429
2001 2002 2003 2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P

Unlevered Free Cash Flow (US$ M)



35 54 116 127 126 124 123 121 116 115
2004P 2005P 2006P 2007P 2008P 2009P 2010P 2011P 2012P 2013P

Projected Financial and Operating Highlights

In million of US$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
Average Exchange Rate	2.351	2.926	3.072	2.993	3.081	3.142	3.205	3.269	3.334	3.401	3.469	3.539	3.609
Prices													
Market Pulp (US$/ton)													
Export	387	523	447	462	462	462	462	462	462	462	462	462	462
Domestic	428	332	492	462	462	462	462	462	462	462	462	462	462
Couché (US$/ton)													
Export	863	749	754	899	899	899	899	899	899	899	899	899	899
Domestic	1,004	926	1,030	1,103	1,103	1,103	1,103	1,103	1,103	1,103	1,103	1,103	1,103
Card Board (US$/ton)													
Export	627	604	591	642	642	642	642	642	642	642	642	642	642
Domestic	730	660	900	812	812	812	812	812	812	812	812	812	812
P&W (US$/ton)													
Export	784	811	780	742	742	742	742	742	742	742	742	742	742
Domestic	764	750	918	787	787	787	787	787	787	787	787	787	787
Cutsize (US$/ton)													
Export	0	0	0	822	822	822	822	822	822	822	822	822	822
Domestic	0	0	0	862	862	862	862	862	862	862	862	862	862
Production (th. ton)	531	566	551	637	672	749	749	749	749	749	749	749	749
Market Pulp	8	21	12	46	57	75	72	72	72	72	72	72	72
Export	1	4	8	22	24	36	42	42	42	42	42	42	42
Domestic	7	17	4	24	33	39	30	30	30	30	30	30	30
Couché	77	69	77	94	94	94	94	94	94	94	94	94	94
Export	7	2	7	15	15	15	15	15	15	15	15	15	15
Domestic	70	68	70	79	79	79	79	79	79	79	79	79	79
Card Board	182	190	194	194	194	194	194	194	194	194	194	194	194
Export	47	65	87	69	69	69	69	69	69	69	69	69	69
Domestic	135	126	107	125	125	125	125	125	125	125	125	125	125
P&W	264	283	268	109	139	198	201	201	201	201	201	201	201
Export	109	126	135	18	21	33	41	41	41	41	41	41	41
Domestic	155	157	133	92	118	165	160	160	160	160	160	160	160
Folio	0	0	0	194	188	188	188	188	188	188	188	188	188
Export	0	0	0	117	111	111	111	111	111	111	111	111	111
Domestic	0	0	0	77	77	77	77	77	77	77	77	77	77
Others	0	2	0	0	0	0	0	0	0	0	0	0	0
Export Volume (% total)	31%	35%	43%	38%	36%	35%	37%	37%	37%	37%	37%	37%	37%
Export Revenues (% total)	29%	35%	36%	33%	31%	31%	32%	32%	32%	32%	32%	32%	32%
Income statement													
Net Revenues (R$ million)	970	1,219	1,407	1,600	1,722	1,928	1,971	2,011	2,053	2,095	2,139	2,183	2,228
Net Revenues	412	416	458	535	559	614	615	615	616	616	616	617	617
EBITDA (R$ million)	297	391	407	486	581	686	691	698	705	711	718	725	731
EBITDA	126	134	132	162	189	218	216	214	211	209	207	205	203
Net Income	129	36	191	180	150	117	207	272	274	290	307	316	314
Capital Expenditures	n/d	n/d	n/d	98	86	34	30	30	30	30	30	30	30
Free Operating Cash Flow	n/d	n/d	n/d	35	54	116	127	126	124	123	121	116	115
Balance Sheet													
Total Assets	1,296	1,485	1,436	1,675	1,758	1,774	1,873	1,999	2,151	2,377	2,611	2,820	3,046
Net Debt (Net Cash)	414	469	416	450	433	350	261	173	82	(10)	(102)	(194)	(291)
Total Shareholders Equity	553	624	776	946	1,050	1,143	1,309	1,511	1,711	1,920	2,135	2,343	2,547
Financial & Operating Data													
Revenue Growth	n/d	26%	15%	14%	8%	12%	2%	2%	2%	2%	2%	2%	2%
EBITDA Growth	n/d	32%	4%	19%	20%	18%	1%	1%	1%	1%	1%	1%	1%
Net Income Growth	n/d	-72%	427%	-6%	-17%	-22%	77%	31%	1%	6%	6%	3%	-1%
Gross Margin	47%	50%	46%	45%	49%	50%	50%	50%	49%	49%	49%	48%	48%
EBITDA Margin	31%	32%	29%	30%	34%	36%	35%	35%	34%	34%	34%	33%	33%
Net Margin	31%	9%	42%	34%	27%	19%	34%	44%	45%	47%	50%	51%	51%
Key Ratios													
Net Debt/Equity (Book Value)	0.75	0.75	0.54	0.48	0.41	0.31	0.20	0.11	0.05	(0.01)	(0.05)	(0.08)	(0.11)
Net Debt/EBITDA	1.39	1.20	1.02	0.93	0.75	0.51	0.38	0.25	0.12	(0.01)	(0.14)	(0.27)	(0.40)
Total Debt/EBITDA	1.42	1.39	1.30	1.25	1.01	0.74	0.64	0.53	0.45	0.47	0.50	0.50	0.52

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	**42**
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Discount Rate – Bahia Sul

The calculation of the Weighted Average Cost of Capital (“WACC”), takes into account business and financial leverage factors of Bahia Sul.



12.3% - 11.9%
Nominal Discount Rate
D/(D+E) = 35.9%
E/(D+E) = 64.1%
4.9% - 3.6%
COST OF DEBT KD*(1-tax)
16.5%
COST OF EQUITY (KE)
5.4%
10.7% - 34.0%
MARGINAL COST OF DEBT (KD)
INCOME TAX RATE (TAX)
0.93
5.1%
5.5%
6.3%
BETA (B)
RISK FREE RATE (RF)
MARKET RISK PREMIUM (RP)
COUNTRY RISK PREMIUM (CRP)
BUSINESS RISK
FINANCIAL RISK

Discount Rate – Bahia Sul (Contd.)

Cost of Debt

- Average cost of debt is estimated at 5.4% p.a., in nominal US Dollars, using as reference the weighted average cost of debt in US$ and in local currency (swapped to US$) as of December 31st, 2003.
- Company's income tax / social contribution effective rate varies from 10.7% to 34.0% as a result of tax credits from fiscal exemption programs and accumulated tax losses.

Cost of Equity

- Risk free rate: 5.1% p.a. (Ibbotson 2004 *report*).
- Market risk premium: 5.5% p.a. (Ibbotson 2004 *report*).
- Country risk: 6.3% p.a. (Average of the *Embi-Emerging Markets Bond Index* over the last 12 months before April 30th, 2004).
- Industry Beta calculated based on the average unlevered beta of a sample of global comparable companies and re-levered using the targeted capital structure of the industry (refer to appendices).

Targeted Capital Structure

- Total capitalization ratio was set at 35.9%, based on the average capitalization level of a sample of comparable global companies in the pulp & paper industry (refer to appendices).

Valuation Results – Bahia Sul


Unlevered Free Cash Flow (US$ M)
52
(343)
(347)
30
263
292
291
290
272
256
3,057
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
Terminal Value
12.3%
12.3%
12.3%
12.1%
12.1%
12.0%
12.0%
12.0%
11.9%
11.9%
11.9%
Free Cash Flow
Discount Rate

Sensivity Analysis (US$ M) – Shareholder Value

Wacc Change	Perpetuity Growth (g) 2.50%	3.00%	3.50%	4.00%	4.50%
-0.50%	1,172	1,233	1,301	1,379	1,468
-0.25%	1,116	1,172	1,235	1,306	1,387
+0.00%	1,062	1,114	**1,172**	1,238	1,313
+0.25%	1,012	1,060	1,114	1,174	1,243
+0.50%	964	1,009	1,059	1,115	1,178

Wacc Change	Implied Exit FV/EBITDA Multiple 2.50%	3.00%	3.50%	4.00%	4.50%
-0.50%	6.4	6.8	7.2	7.7	8.3
-0.25%	6.2	6.6	7.0	7.5	8.0
0.00%	6.1	6.4	**6.8**	7.2	7.7
+0.25%	5.9	6.2	6.6	7.0	7.5
+0.50%	5.8	6.1	6.4	6.8	7.2

Wacc Change	Pulp Price (List) 465	515	565
-0.50%	849	1,320	1,790
0.00%	746	**1,190**	1,633
+0.50%	655	1,075	1,495


Shareholder Value (US$ M)
283
1,033
1,316
144
1,172
PV - FCF
PV Terminal Value
Firm Value
Net Debt
Shareholder Value

Discount Rate - Suzano

The calculation of the Weighted Average Cost of Capital (“WACC”), takes into account business and financial leverage factors of Suzano.



12.1% - 12.0%
Nominal Discount Rate
D/(D+E) = 35.9%
E/(D+E) = 64.1%
4.3% - 3.9%
COST OF DEBT KD*(1-tax)
16.5%
COST OF EQUITY (KE)
5.9%
26.6% - 34.0%
MARGINAL COST OF DEBT (KD)
INCOME TAX RATE (TAX)
0.93
5.1%
5.5%
6.3%
BETA (B)
RISK FREE RATE (RF)
MARKET RISK PREMIUM (RP)
COUNTRY RISK PREMIUM (CRP)
BUSINESS RISK
FINANCIAL RISK

Discount Rate – Suzano (Contd.)

Cost of Debt

- Average cost of debt is estimated at 5.9% p.a., in nominal US Dollars, using as reference the weighted average cost of debt in US$ and in local currency (swapped to US$), as of December 31st, 2003.
- Company income tax / social contribution effective rate varies from 26.6% to 34.0% as a result of tax credits from accumulated tax losses and the use of the so called "interest on equity" mechanism.

Cost of Equity

- Risk free rate: 5.1% p.a. (Ibbotson 2004 *report*).
- Market premium: 5.5% p.a. (Ibbotson 2004 *report*).
- Country risk: 6.3% p.a. (Average of the *Embi-Emerging Markets Bond Index* over the last 12 months before April 30th, 2004).
- Industry Beta calculated based on the average unlevered beta of a sample of global comparable companies, re-levered using the targeted capital structure of the industry (refer to appendices).

Targeted Capital Structure

- Total capitalization ratio was set at 35.9%, based on the average capitalization level of a sample of comparable global companies in the pulp & paper industry (refer to appendices).

Valuation Results – Suzano

Unlevered Free Cash Flow (US$ M)



35
54
116
127
126
124
123
121
116
115
1,359
2004P
2005P
2006P
2007P
2008P
2009P
2010P
2011P
2012P
2013P
Terminal Value
12.1%
12.0%
12.0%
12.0%
12.0%
12.0%
12.0%
12.0%
12.0%
12.0%
12.0%
Free Cash Flow
Discount Rate

Shareholder Value (US$ M)



588
463
1,051
1,102
66
435
PV - FCF
PV Terminal Value
Firm Value (Suzano stand-alone)
Bahia Sul Stake
Other Assets
Net Debt
Shareholder Value

Sensivity Analysis (US$ M) – Shareholder Value

		Perpetuity Growth (g)				
		2.50%	3.00%	3.50%	4.00%	4.50%
Wacc Change	-0.50%	1,790	1,874	1,969	2,076	2,199
	-0.25%	1,709	1,786	1,874	1,972	2,085
	0.00%	1,632	1,704	**1,784**	1,875	1,978
	+0.25%	1,559	1,626	1,700	1,784	1,879
	+0.50%	1,490	1,552	1,621	1,698	1,785

		Implied Exit FV/EBITDA Multiple				
		2.50%	3.00%	3.50%	4.00%	4.50%
Wacc Change	-0.50%	6.3	6.7	7.1	7.6	8.1
	-0.25%	6.2	6.5	6.9	7.4	7.9
	0.00%	6.0	6.3	**6.7**	7.1	7.6
	+0.25%	5.8	6.2	6.5	6.9	7.4
	+0.50%	5.7	6.0	6.3	6.7	7.1

		Pulp Price (List)		
		465	515	565
Wacc Change	-0.50%	1,327	1,995	2,662
	0.00%	1,179	**1,809**	2,439
	+0.50%	1,047	1,645	2,242

Valuation Matrix

Bahia Sul

EBITDA (R$ M)	Mean	Median
EBITDA 04P	550	550
EBITDA Multiples		
xEBITDA 2004P (Global)	7.3	7.6
xEBITDA 2004P (Brazil)	5.5	5.8
Firm Value (US$ M)		
xEBITDA 2004P (Global)	1,378	1,431
xEBITDA 2004P (Brazil)	1,025	1,094
DCF	1,258	1,378
(-) Net Debt - as of Dec 31, 2003 (US$ M)	(144)	(144)
Shareholder Value (US$ M)		
xEBITDA 2004P (Global)	1,234	1,287
xEBITDA 2004P (Brazil)	881	950
DCF	1,114	1,235
per thousand shares value (R$ / 1,000 shares)		
xEBITDA 2004P (Global)	1,122	1,170
xEBITDA 2004P (Brazil)	801	864
DCF	1,013	1,123

Suzano

EBITDA (R$ M)	Mean	Median
EBITDA 04P	486	486
EBITDA Multiples		
xEBITDA 2004P (Global)	7,3	7,6
xEBITDA 2004P (Brazil)	5,5	5,8
Firm Value (US$ M)		
xEBITDA 2004P (Global)	1.216	1.263
xEBITDA 2004P (Brazil)	905	966
DCF	1.022	1.082
(+) Other Assets (US$ M)	66	66
(-) Net Debt - as of Dec 31, 2003 (US$ M)	(435)	(435)
Shareholder Value (US$ M)		
xEBITDA 2004P (Global)	2.007	2.104
xEBITDA 2004P (Brazil)	1.364	1.490
DCF	1.700	1.874
per share value (R$ / share)		
xEBITDA 2004P (Global)	21,5	22,6
xEBITDA 2004P (Brazil)	14,6	16,0
DCF	18,2	20,1

Valuation Matrix - DCF

Bahia Sul		
Shareholder value range (US$ M)	1.114	1.235
Exchange rate (in R$/US$, as of April 30th, 2004)	2,933	2,933
(=) Shareholder value range (R$ M)	3.267	3.622
(/) Number of shares	3.224.703.413	3.224.703.413
(=)Value range per 1,000 shares (R$ / 1,000 shares)	**1.013**	**1.123**

Suzano		
Shareholder value range (US$ M)	1.700	1.874
Exchange rate (in R$/US$, as of April 30th, 2004)	2,933	2,933
(=) Shareholder value range (R$ M)	4.987	5.495
(/) Number of shares	273.515.434	273.515.434
(=) Value range per share (R$ / share)	**18,2**	**20,1**

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

UNIBANCO

Comparable Companies

In million of US$

Company	Country	MarketCap	Net Debt	Net Sales 2003E	EBITDA 2003P	EBITDA 2004P	FV/EBITDA 03	FV/EBITDA 04
International Paper Co	United States	20,404	13,174	25,179	3,046	3,723	11.0	9.0
Stora Enso Oyj	Finland	10,921	6,248	13,757	1,843	2,126	9.3	8.1
Upm-Kymmene Oyj	Finland	9,880	5,911	11,243	1,682	1,605	9.4	9.8
Svenska Cellulosa AB	Sweden	9,539	3,163	10,564	1,730		7.3	
Georgia-Pacific Corp	United States	8,610	10,597	20,255	2,234		8.6	
Oji Paper Co Ltd	Japan	7,179	4,724	5,706	864		13.8	
Meadwestvaco Corp	United States	5,614	4,013	7,553	855	1,256	11.3	7.7
Empresas CMPC	Chile	4,163	675	1,438	381		12.7	
Abitibi-Consolidated Inc	Canada	3,180	3,783	3,415	335	508	20.8	13.7
Temple-Inland Inc	United States	3,451	817	4,653	316		13.5	
Sappi Limited	South Africa	3,209	1,491	4,299	638	711	7.4	6.6
Kimberly-Clark de Mexico	Mexico	3,239	388	1,585	523		6.9	
Aracruz Celulose	Brazil	3,302	1,041	998	507	705	8.6	6.2
Domtar Inc	Canada	2,820	1,566	3,409	385	568	11.4	7.7
Holmen AB	Sweden	2,327	459	1,958	435	362	6.4	7.7
Norske Skogindustrier Asa	Norway	2,653	2,657	3,401	662	829	8.0	6.4
Votorantim Celulose	Brazil	1,972	832	952	425	480	6.6	5.8
Sca Hygiene Products Ag	Germany	2,581	908	3,425	470	1,643	7.4	2.1
Rayonier Inc	United States	2,010	597	1,101	252		10.3	
Boise Cascade Corp	United States	3,089	2,155	8,245	483		10.9	
Klabin	Brazil	1,209	208	967	327	322	4.3	4.4
M-Real Oyj	Finland	1,698	4,071	6,831	620	760	9.3	7.6
Paperlinx Limited	Australia	1,632	97	2,105	180		9.6	
Mayr-Melnhof Karton Ag	Austria	1,410	57	1,493	210		7.0	
Portucel Empresa Produtora	Portugal	1,410	795	1,131	317		7.0	

	FV/EBITDA 03	FV/EBITDA 04
Mean	**9.6**	**7.3**
Median	**9.3**	**7.6**
High	**20.8**	**13.7**
Low	**4.3**	**2.1**

Aracruz Celulose	Brazil	3,302	1,041	998	507	705	8.6	6.2
Votorantim Celulose	Brazil	1,972	832	952	425	480	6.6	5.8
Klabin	Brazil	1,209	208	967	327	322	4.3	4.4

	FV/EBITDA 03	FV/EBITDA 04
Mean (Brazil)	**6.5**	**5.5**
Median (Brazil)	**6.6**	**5.8**
High (Brazil)	**8.6**	**6.2**
Low (Brazil)	**4.3**	**4.4**

Source: Bloomberg

Cost of Capital – Bahia Sul

Company	Beta	D/E	Tax Rate	Unleveraged Beta
International Paper Co	0.96	65%	40%	0.69
Stora Enso Oyj	1.45	57%	29%	1.03
Upm-Kymmene Oyj	1.36	60%	29%	0.95
Svenska Cellulosa AB	0.72	33%	26%	0.58
Georgia-Pacific Corp	1.17	123%	40%	0.67
Oji Paper Co Ltd	0.97	66%	42%	0.70
Meadwestvaco Corp	1.12	71%	40%	0.78
Empresas CMPC	0.81	16%	17%	0.71
Abitibi-Consolidated Inc	1.30	119%	37%	0.74
Temple-Inland Inc	1.08	24%	40%	0.95
Sappi Limited	1.14	46%	38%	0.88
Kimberly-Clark de Mexico	0.78	12%	34%	0.72
Aracruz Celulose	0.33	32%	34%	0.27
Domtar Inc	1.04	56%	37%	0.77
Holmen AB	0.74	20%	28%	0.64
Norske Skogindustrier Asa	1.12	100%	28%	0.65
Votorantim Celulose	0.48	42%	34%	0.38
Sca Hygiene Products Ag	0.27	35%	40%	0.22
Rayonier Inc	0.91	30%	40%	0.77
Boise Cascade Corp	1.10	70%	40%	0.78
Klabin	0.79	17%	34%	0.71
M-Real Oyj	1.02	240%	29%	0.38
Paperlinx Limited	0.78	6%	30%	0.75
Mayr-Melnhof Karton Ag	0.70	4%	34%	0.68
Portucel Empresa Produtora	0.66	56%	33%	0.48
Mean	**0.91**	**56%**		**0.68**
Median	**0.96**	**46%**		**0.71**
High	**1.45**	**240%**		**1.03**
Low	**0.27**	**4%**		**0.22**

	Unleveraged Beta	D/(D+E)	Tax Rate Brazil	D/E	Releveraged Beta
Mean	0.68	35.9%	34.0%	56.0%	0.93

WACC Calculations		
Risk Free Rate **(Rf)**	5.1%	Long-term (20-year) US Treasury Coupon Bond Yield - Ibbotson Associates (2004 Report).
Equity Risk Premium **(Rm - Rf)**	5.5%	Large company stock total returns minus long-term government bond income returns (last 45 years 58-03) - Ibbotson Associates.
Beta	0.93	Average correlation between industry and the market. Source Bloomberg.
Country Risk Premium	6.3%	Average Embi for the last 12 months (Bloomberg) - April 30th, 2004.
Cost of Equity (Re)	**16.5%**	**Re = Rf + Beta x (Rm - Rf) + Country Risk Premium**
D/(D+E)	35.9%	Average Industry Capitalization Level.
Taxes (t) - average	24.7%	Average effective income tax rate (for the projection period).
Cost of Debt	5.4%	Average cost of debt in US$.
Cost of Debt after taxes (Rd)	**4.1%**	After tax cost of debt.
WACC (US$) - average	**12.1%**	**WACC (US$) = Rd x (1-t) x [D/(D+E)] + Re x [E/D+E]**

Cost of Capital - Suzano

Company	Beta	D/E	Tax Rate	Unleveraged Beta
International Paper Co	0.96	65%	40%	0.69
Stora Enso Oyj	1.45	57%	29%	1.03
Upm-Kymmene Oyj	1.36	60%	29%	0.95
Svenska Cellulosa AB	0.72	33%	26%	0.58
Georgia-Pacific Corp	1.17	123%	40%	0.67
Oji Paper Co Ltd	0.97	66%	42%	0.70
Meadwestvaco Corp	1.12	71%	40%	0.78
Empresas CMPC	0.81	16%	17%	0.71
Abitibi-Consolidated Inc	1.30	119%	37%	0.74
Temple-Inland Inc	1.08	24%	40%	0.95
Sappi Limited	1.14	46%	38%	0.88
Kimberly-Clark de Mexico	0.78	12%	34%	0.72
Aracruz Celulose	0.33	32%	34%	0.27
Domtar Inc	1.04	56%	37%	0.77
Holmen AB	0.74	20%	28%	0.64
Norske Skogindustrier Asa	1.12	100%	28%	0.65
Votorantim Celulose	0.48	42%	34%	0.38
Sca Hygiene Products Ag	0.27	35%	40%	0.22
Rayonier Inc	0.91	30%	40%	0.77
Boise Cascade Corp	1.10	70%	40%	0.78
Klabin	0.79	17%	34%	0.71
M-Real Oyj	1.02	240%	29%	0.38
Paperlinx Limited	0.78	6%	30%	0.75
Mayr-Melnhof Karton Ag	0.70	4%	34%	0.68
Portucel Empresa Produtora	0.66	56%	33%	0.48
Mean	**0.91**	**56%**	**34%**	**0.68**
Median	**0.96**	**46%**	**34%**	**0.71**
High	**1.45**	**240%**	**42%**	**1.03**
Low	**0.27**	**4%**	**17%**	**0.22**

	Unleveraged Beta	D/(D+E)	Tax Rate Brazil	D/E	Releveraged Beta
Mean	0.68	35.9%	34.0%	56.0%	0.93

WACC Calculations		
Risk Free Rate **(Rf)**	5.1%	Long-term (20-year) US Treasury Coupon Bond Yield - Ibbotson Associates (2004 Report).
Equity Risk Premium **(Rm - Rf)**	5.5%	Large company stock total returns minus long-term government bond income returns (last 45 years 58-03) - Ibbotson Associates.
Beta	0.93	Average correlation between industry and the market. Source Bloomberg.
Country Risk Premium	6.3%	Average Embi for the last 12 months (Bloomberg) - April 30th, 2004.
Cost of Equity (Re)	**16.5%**	**Re = Rf + Beta x (Rm - Rf) + Country Risk Premium**
D/(D+E)	35.9%	Average Industry Capitalization Level.
Taxes (t) - average	33.2%	Average effective income tax rate (for the projection period).
Cost of Debt	5.9%	Average cost of debt in US$.
Cost of Debt after taxes (Rd)	**3.9%**	After tax cost of debt.
WACC (US$) - average	**12.0%**	**WACC (US$) = Rd x (1-t) x [D/(D+E)] + Re x [E/D+E]**

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Ownership Structure of the Companies

Bahia Sul

Shares	Voting (ON)	% ON	% total	Non-Voting (PN)	% PN	% total	Total	% total
Cia. Suzano de Papel e Celulose	1,364,356,856	100.0%	42.3%	1,667,394,816	89.6%	51.7%	3,031,751,672	94.0%
Others	0	0.0%	0.0%	192,951,741	10.4%	6.0%	192,951,741	6.0%
Total	**1,364,356,856**	**100.0%**	**42.3%**	**1,860,346,557**	**100.0%**	**57.7%**	**3,224,703,413**	**100.0%**

Suzano

Shares	Voting (ON)	% ON	% total	Non-Voting (PN)	% PN	% total	Total	% total
Suzano Holdings S/A	94,364,166	92.2%	34.5%	136,323	0.1%	0.0%	94,500,489	34.5%
BNDES Participações S/A - BNDESPar		0.0%	0.0%	32,590,140	19.0%	11.9%	32,590,140	11.9%
JP Morgan		0.0%	0.0%	5,694,372	3.3%	2.1%	5,694,372	2.1%
Previ		0.0%	0.0%	10,999,624	6.4%	4.0%	10,999,624	4.0%
Others	8,010,292	7.8%	2.9%	121,720,517	71.1%	44.5%	129,730,809	47.4%
Treasury		0.0%	0.0%	4,350	0.0%	0.0%	4,350	0.0%
Total	**102,374,458**	**100.0%**	**37.4%**	**171,145,326**	**100.0%**	**62.6%**	**273,519,784**	**100.0%**

Source: Companies

Table of Contents

	Page
1. Executive Summary	04
2. Overview of the Companies	08
3. General Considerations	11
4. Bahia Sul	
a) Assumptions	16
b) Summary of Financial Projections	26
5. Suzano	
a) Assumptions	29
b) Summary of Financial Projections	39
6. Valuation Results	42
Appendices	
A1. Universe of Comparable Companies	51
A2. Ownership Structure of the Companies	55
A3. Projected Financial Statements	57

Balance Sheet – Bahia Sul

In thousand of R$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
ASSETS:													
Cash & Marketable Securities	341,723	302,263	797,047	531,300	600,890	408,827	750,811	915,043	933,344	952,011	987,207	1,485,045	2,016,065
Net Account Receivables	117,188	179,749	194,306	201,310	219,223	223,608	410,655	500,482	510,491	520,701	531,115	541,737	552,572
Inventory	86,192	104,014	124,451	121,934	133,775	137,180	251,756	299,835	307,289	314,932	322,767	330,802	339,039
Tax Credits	46,490	93,352	39,252	39,252	39,252	39,252	39,252	39,252	39,252	39,252	39,252	39,252	39,252
Other Current Assets - Operating	1,463	511,830	12,019	12,019	12,019	12,019	12,019	12,019	12,019	12,019	12,019	12,019	12,019
Current Assets	**593,056**	**1,191,208**	**1,167,075**	**905,815**	**1,005,159**	**820,885**	**1,464,493**	**1,766,630**	**1,802,395**	**1,838,914**	**1,892,360**	**2,408,855**	**2,958,947**
Compensable Taxes and Contributions	198,533	156,177	103,691	103,691	103,691	103,691	103,691	103,691	103,691	103,691	103,691	103,691	103,691
Legal Deposits	7,665	12,607	15,042	15,042	15,042	15,042	15,042	15,042	15,042	15,042	15,042	15,042	15,042
Investments	290,612	1,240	777	777	777	777	777	777	777	777	777	777	777
Other LT Assets	9,813	21,176	49,324	49,324	49,324	49,324	49,324	49,324	49,324	49,324	49,324	49,324	49,324
Deferred Assets	16,809	16,831	15,753	13,253	10,753	8,253	5,753	3,253	753	0	0	0	0
Net Fixed Assets	1,862,183	2,014,513	2,051,816	2,306,866	3,748,685	5,202,200	5,647,146	5,650,451	5,603,623	5,552,275	5,496,251	5,435,385	5,369,510
LT Assets	**2,385,615**	**2,222,544**	**2,236,403**	**2,488,953**	**3,928,272**	**5,379,287**	**5,821,733**	**5,822,538**	**5,773,210**	**5,721,109**	**5,665,085**	**5,604,219**	**5,538,344**
Total Assets	**2,978,671**	**3,413,752**	**3,403,478**	**3,394,767**	**4,933,431**	**6,200,173**	**7,286,226**	**7,589,168**	**7,575,605**	**7,560,023**	**7,557,445**	**8,013,075**	**8,497,291**
LIABILITIES:													
Suppliers	26,807	37,252	53,374	59,708	65,507	67,174	123,280	146,823	150,473	154,216	158,053	161,987	166,021
Wages and Social Contributions	13,972	12,026	14,772	16,815	18,284	18,752	32,089	37,761	38,702	39,667	40,656	41,671	42,711
ST Tax Payables	5,653	5,836	8,026	8,315	9,055	9,236	16,962	20,673	21,086	21,508	21,938	22,377	22,825
Other Account Payables	14,840	52,135	52,174	52,174	52,174	52,174	52,174	52,174	52,174	52,174	52,174	52,174	52,174
Dividend Payables	11,070	43,744	40,230	40,230	40,230	40,230	40,230	40,230	40,230	40,230	40,230	40,230	40,230
ST Intercompany Liabilities	12,326	12,783	0	0	0	0	0	0	0	0	0	0	0
Short Term Debt	666,386	482,968	781,230	279,947	527,559	742,012	645,480	574,891	505,731	445,736	394,675	361,741	336,314
Excess Debt	0	0	0	0	0	54,967	757,141	893,963	709,502	404,079	0	0	0
Current liabilities	**751,054**	**646,744**	**949,806**	**457,190**	**712,809**	**984,546**	**1,667,357**	**1,766,515**	**1,517,899**	**1,157,610**	**707,727**	**680,180**	**660,274**
Long Term Debt	693,303	1,049,174	437,128	602,786	1,655,523	2,547,409	2,578,173	2,261,537	1,972,544	1,747,881	1,578,700	1,446,963	1,345,254
Provision for Contigencies	24,021	29,350	24,478	24,478	24,478	24,478	24,478	24,478	24,478	24,478	24,478	24,478	24,478
Other Obligations	12,326	0	0	0	0	0	0	0	0	0	0	0	0
Other LT liabilities	0	62,520	32,842	32,842	32,842	32,842	32,842	32,842	32,842	32,842	32,842	32,842	32,842
LT Liabilities	**729,650**	**1,141,044**	**494,448**	**660,106**	**1,712,843**	**2,604,729**	**2,635,493**	**2,318,857**	**2,029,864**	**1,805,201**	**1,636,020**	**1,504,283**	**1,402,574**
	0	0	0	0	0	0	0	0	0	0	0	0	0
SHAREHOLDERS EQUITY:	0	0	0	0	0	0	0	0	0	0	0	0	0
Common Stock	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024	1,238,024
Capital Reserve	91,783	91,783	169,462	169,462	169,462	169,462	169,462	169,462	169,462	169,462	169,462	169,462	169,462
Profit Reserves	168,160	296,157	551,738	551,738	551,738	551,738	551,738	551,738	551,738	551,738	551,738	551,738	551,738
Retained Earnings	0	0	0	318,248	548,555	651,674	1,024,151	1,544,572	2,068,618	2,637,989	3,254,475	3,869,387	4,475,219
Total Shareholders Equity	**1,497,967**	**1,625,964**	**1,959,224**	**2,277,472**	**2,507,779**	**2,610,898**	**2,983,375**	**3,503,796**	**4,027,842**	**4,597,213**	**5,213,699**	**5,828,611**	**6,434,443**
Total Liabilities & Shareholders Equity	**2,978,671**	**3,413,752**	**3,403,478**	**3,394,767**	**4,933,431**	**6,200,173**	**7,286,226**	**7,589,168**	**7,575,605**	**7,560,023**	**7,557,445**	**8,013,075**	**8,497,291**

Income Statement – Bahia Sul

In thousand of R$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
Net Revenues	**774,409**	**917,216**	**1,078,019**	**1,116,875**	**1,216,260**	**1,240,585**	**2,278,332**	**2,776,695**	**2,832,228**	**2,888,873**	**2,946,651**	**3,005,584**	**3,065,695**
Cost of Goods Sold	**325,952**	**370,506**	**412,196**	**461,116**	**505,896**	**518,772**	**952,066**	**1,133,884**	**1,162,073**	**1,190,976**	**1,220,609**	**1,250,991**	**1,282,143**
Gross Profit	**448,457**	**546,710**	**665,823**	**655,759**	**710,364**	**721,813**	**1,326,266**	**1,642,811**	**1,670,155**	**1,697,897**	**1,726,042**	**1,754,592**	**1,783,552**
Gross Margin (%)	57.9%	59.6%	61.8%	58.7%	58.4%	58.2%	58.2%	59.2%	59.0%	58.8%	58.6%	58.4%	58.2%
SG & A Expenses	**77,888**	**71,867**	**90,169**	**110,722**	**115,892**	**118,957**	**139,222**	**150,279**	**154,097**	**158,013**	**162,032**	**166,155**	**170,384**
SG&A (%)	10%	8%	8%	10%	10%	10%	6%	5%	5%	5%	5%	6%	6%
Administrative Expenses	42,500	39,740	54,374	67,276	69,631	71,580	73,585	75,645	77,763	79,940	82,179	84,480	86,845
Commercial Expenses	35,388	32,127	35,795	43,446	46,261	47,377	65,637	74,634	76,334	78,073	79,853	81,675	83,539
Other Operational Revenues	5,805	6,582	7,287	5,000	5,337	5,604	5,828	6,061	6,303	6,556	6,818	7,091	7,374
EBITDA	**376,374**	**481,425**	**582,941**	**550,037**	**599,809**	**608,460**	**1,192,872**	**1,498,593**	**1,522,362**	**1,546,440**	**1,570,828**	**1,595,528**	**1,620,542**
EBITDA Margin (%)	48.6%	52.5%	54.1%	49.2%	49.3%	49.0%	52.4%	54.0%	53.8%	53.5%	53.3%	53.1%	52.9%
Depreciation Expenses	84,964	85,713	93,000	95,105	138,477	180,382	231,299	254,950	263,567	272,420	281,519	290,869	300,480
Amortization Expenses	6,908	4,606	2,650	2,500	2,500	2,500	2,500	2,500	2,500	753	0	0	0
EBIT	**284,502**	**391,106**	**487,291**	**452,432**	**458,832**	**425,578**	**959,072**	**1,241,143**	**1,256,295**	**1,273,266**	**1,289,309**	**1,304,659**	**1,320,062**
EBIT Margin (%)	36.7%	42.6%	45.2%	40.5%	37.7%	34.3%	42.1%	44.7%	44.4%	44.1%	43.8%	43.4%	43.1%
Net Interest Expenses	174,457	219,665	(73,157)	7,064	136,528	281,258	374,101	395,611	350,081	288,671	223,240	154,000	96,197
Interest Expenses	218,835	582,774	(85,261)	103,138	189,658	334,136	407,461	455,676	423,284	363,339	299,400	232,976	215,001
Interest Revenues	44,378	363,109	(12,104)	96,073	53,130	52,878	33,360	60,065	73,203	74,668	76,161	78,977	118,804
Non-Operational Expenses	4,888	(31)	(5,931)	0	0	0	0	0	0	0	0	0	0
Non-Operational Expenses	4,888												
Non-Operational Revenues		31	5,931										
Revenues from Investments			(527)										
Earnings Before Taxes	**105,157**	**171,472**	**565,852**	**445,367**	**322,304**	**144,321**	**584,971**	**845,531**	**906,215**	**984,595**	**1,066,069**	**1,150,659**	**1,223,865**
Interest on Equity[1]				0	0	0	0	0	0	0	0	0	0
Income Taxes	(1,957)	(1,571)	151,962	47,558	34,421	15,421	107,434	174,544	230,555	250,496	271,225	344,556	416,090
% Earnings Before Taxes	-1.9%	-0.9%	26.9%	10.7%	10.7%	10.7%	18.4%	20.6%	25.4%	25.4%	25.4%	29.9%	34.0%
Net Income	**107,114**	**173,043**	**413,890**	**397,810**	**287,883**	**128,900**	**477,537**	**670,987**	**675,660**	**734,099**	**794,845**	**806,103**	**807,775**
Net Margin (%)	13.8%	18.9%	38.4%	35.6%	23.7%	10.4%	21.0%	24.2%	23.9%	25.4%	27.0%	26.8%	26.3%

[1] "Interest on Equity Mechanism"

Balance Sheet - Suzano

In thousand of R$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
ASSETS:													
Cash & Marketable Securities	20,416	214,191	343,839	466,011	475,076	495,606	580,545	633,157	790,733	1,183,395	1,596,704	1,959,283	2,429,293
Net Account Receivables	169,794	208,594	184,748	210,201	226,177	253,271	258,860	264,142	269,608	275,192	280,894	286,719	292,668
Inventory	117,413	142,742	210,113	198,752	198,309	218,166	224,378	230,381	236,593	242,973	249,524	256,253	263,163
Dividends Receivable	23,810	41,537	37,513	37,513	37,513	37,513	37,513	37,513	37,513	37,513	37,513	37,513	37,513
Tax Credits	26,186	40,195	52,958	52,958	52,958	52,958	52,958	52,958	52,958	52,958	52,958	52,958	52,958
Other Current Assets - Operating	20,959	22,536	18,140	18,140	18,140	18,140	18,140	18,140	18,140	18,140	18,140	18,140	18,140
Current Assets	**378,578**	**669,795**	**847,311**	**983,575**	**1,008,173**	**1,075,655**	**1,172,395**	**1,236,292**	**1,405,546**	**1,810,170**	**2,235,734**	**2,610,865**	**3,093,735**
Other Receivables	254	1,694	10,787	10,787	10,787	10,787	10,787	10,787	10,787	10,787	10,787	10,787	10,787
Compensable Taxes and Contributions	27,022	102,687	106,550	106,550	106,550	106,550	106,550	106,550	106,550	106,550	106,550	106,550	106,550
Intercompany LT Assets	31,372	22,519	24,856	0	0	0	0	0	0	0	0	0	0
Legal Deposits	8,340	8,380	8,937	8,937	8,937	8,937	8,937	8,937	8,937	8,937	8,937	8,937	8,937
Investments	1,923,365	2,781,539	2,370,315	2,669,520	2,886,047	2,982,996	3,333,186	3,822,467	4,315,156	4,850,458	5,430,056	6,008,176	6,577,757
Deferred Assets	1,633	9,079	9,805	0	0	0	0	0	0	0	0	0	0
Net Fixed Assets	675,098	751,009	1,033,438	1,234,460	1,395,377	1,390,724	1,371,020	1,348,773	1,323,896	1,296,314	1,265,952	1,232,728	1,196,562
LT Assets	2,667,084	3,676,907	3,564,688	4,030,254	4,407,697	4,499,994	4,830,480	5,297,514	5,765,326	6,273,047	6,822,282	7,367,178	7,900,592
Total Assets	**3,045,662**	**4,346,702**	**4,411,999**	**5,013,828**	**5,415,870**	**5,575,649**	**6,002,875**	**6,533,806**	**7,170,872**	**8,083,217**	**9,058,016**	**9,978,043**	**10,994,328**
LIABILITIES:													
Suppliers	60,704	60,504	97,429	111,302	111,053	122,174	125,652	129,014	132,493	136,065	139,734	143,502	147,372
Wages and Social Contributions	28,153	29,503	30,307	33,803	34,049	37,056	38,170	39,180	40,226	41,300	42,403	43,535	44,698
ST Tax Payables	7,420	7,628	4,323	4,919	5,292	5,926	6,057	6,181	6,309	6,439	6,573	6,709	6,848
Other Account Payables	40,293	24,060	22,381	22,381	22,381	22,381	22,381	22,381	22,381	22,381	22,381	22,381	22,381
Dividend Payables	50,316	67,415	117,786	117,786	117,786	117,786	117,786	117,786	117,786	117,786	117,786	117,786	117,786
ST Intercompany Liabilities	626	657,116	26,052	0	0	0	0	0	0	0	0	0	0
Short Term Debt	289,953	639,973	524,589	272,342	741,878	40,824	27,006	25,871	18,371	11,261	76,678	0	0
Excess Debt	0	0	0	304,754	308,733	731,361	496,974	207,156	0	0	0	0	0
Current liabilities	**477,465**	**1,486,199**	**822,867**	**867,286**	**1,341,172**	**1,077,508**	**834,026**	**547,568**	**337,565**	**335,232**	**405,554**	**333,913**	**339,085**
Long Term Debt	703,024	946,821	1,096,147	1,235,181	758,226	824,234	893,376	965,577	1,047,239	1,138,011	1,165,408	1,271,563	1,379,842
Deferred IT	102,653	31,300	27,713	0	0	0	0	0	0	0	0	0	0
LT Intercompany Liabilities	400,185	10,338	0	0	0	0	0	0	0	0	0	0	0
Other LT liabilities	61,432	47,294	81,023	81,023	81,023	81,023	81,023	81,023	81,023	81,023	81,023	81,023	81,023
LT Liabilities	**1,267,294**	**1,035,753**	**1,204,883**	**1,316,204**	**839,249**	**905,257**	**974,399**	**1,046,600**	**1,128,262**	**1,219,034**	**1,246,431**	**1,352,586**	**1,460,865**
SHAREHOLDERS EQUITY:													
Common Stock	53,945	1,137,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737	1,287,737
Capital Reserve	23,774	26,741	26,741	68,133	109,525	150,916	192,308	233,700	275,092	316,484	350,521	350,521	350,521
Revaluation Reserve	54,141	41,719	34,281	34,281	34,281	34,281	34,281	34,281	34,281	34,281	34,281	34,281	34,281
Profit Reserves	1,169,043	618,553	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490	1,035,490
Retained Earnings	0	0	0	404,697	768,416	1,084,460	1,644,634	2,348,430	3,072,445	3,854,959	4,698,002	5,583,515	6,486,348
Total Shareholders Equity	**1,300,903**	**1,824,750**	**2,384,249**	**2,830,338**	**3,235,449**	**3,592,884**	**4,194,450**	**4,939,638**	**5,705,045**	**6,528,950**	**7,406,031**	**8,291,544**	**9,194,377**
Total Liabilities & Shareholders Equity	**3,045,662**	**4,346,702**	**4,411,999**	**5,013,828**	**5,415,870**	**5,575,649**	**6,002,875**	**6,533,806**	**7,170,872**	**8,083,217**	**9,058,016**	**9,978,043**	**10,994,328**

Income Statement - Suzano

In Thousand of R$	2001	2002	2003	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
Net Revenues	969,625	1,218,682	1,406,572	1,600,355	1,721,994	1,928,270	1,970,825	2,011,034	2,052,654	2,095,162	2,138,578	2,182,923	2,228,218
Cost of Goods Sold	517,082	611,264	766,200	875,297	873,343	960,795	988,152	1,014,590	1,041,947	1,070,042	1,098,895	1,128,527	1,158,960
Gross Profit	452,543	607,418	640,372	725,058	848,651	967,474	982,673	996,444	1,010,707	1,025,120	1,039,683	1,054,395	1,069,258
Gross Margin (%)	46.7%	49.8%	45.5%	45.3%	49.3%	50.2%	49.9%	49.5%	49.2%	48.9%	48.6%	48.3%	48.0%
SG & A Expenses	163,518	227,752	260,065	269,365	279,635	294,009	304,357	312,129	320,190	328,463	336,953	345,667	354,611
SG&A (%)	17%	19%	18%	17%	16%	15%	15%	16%	16%	16%	16%	16%	16%
Administrative Expenses	95,694	114,451	128,971	106,109	109,823	112,898	116,059	119,309	122,649	126,083	129,614	133,243	136,974
Commercial Expenses	67,824	113,301	131,094	163,256	169,812	181,111	188,298	192,821	197,541	202,379	207,339	212,424	217,637
Other Operational Revenues	7,793	11,219	26,643	30,000	12,000	12,600	13,104	13,628	14,173	14,740	15,330	15,943	16,581
EBITDA	296,818	390,885	406,950	485,693	581,017	686,065	691,420	697,943	704,690	711,398	718,059	724,671	731,228
EBITDA Margin (%)	30.6%	32.1%	28.9%	30.3%	33.7%	35.6%	35.1%	34.7%	34.3%	34.0%	33.6%	33.2%	32.8%
Depreciation Expenses	65,982	66,764	80,394	92,270	104,006	111,484	115,853	120,318	124,910	129,615	134,437	139,379	144,445
Amortization Expenses	17,753	31,739	43,480	51,197	41,392	41,392	41,392	41,392	41,392	41,392	34,037	0	0
EBIT	213,083	292,382	283,076	342,226	435,619	533,189	534,176	536,233	538,389	540,391	549,585	585,292	586,783
EBIT Margin (%)	22.0%	24.0%	20.1%	21.4%	25.3%	27.7%	27.1%	26.7%	26.2%	25.8%	25.7%	26.8%	26.3%
Net Interest Expenses	276,236	820,316	(8,346)	69,707	141,516	105,676	125,802	95,851	64,566	34,532	8,986	(23,390)	(50,686)
Interest Expenses	308,276	881,348	(3,538)	111,152	188,118	147,483	166,244	142,295	115,219	97,791	103,657	104,346	106,056
Interest Revenues	32,040	61,032	4,808	41,445	46,601	41,807	40,441	46,444	50,653	63,259	94,672	127,736	156,743
Non-Operational Expenses	29,053	(17,791)	(21,280)	0	0	0	0	0	0	0	0	0	0
Non-Operational Expenses	29,053												
Non-Operational Revenues		17,791	21,280										
Revenues from Investments	385,050	451,118	355,435	374,007	270,658	121,187	448,964	630,838	635,231	690,174	747,285	757,869	759,441
Earnings Before Taxes	292,844	(59,025)	668,137	646,525	564,760	548,700	857,337	1,071,220	1,109,054	1,196,032	1,287,884	1,366,551	1,396,911
Interest on Equity[1]				55,231	21,462	53,006	83,483	49,648	51,107	56,725	58,685	61,943	69,363
Income Taxes	(9,768)	(165,194)	80,362	51,698	79,802	127,308	110,439	132,825	143,699	152,681	163,827	185,867	193,132
% Earnings Before Taxes	-3.3%	279.9%	12.0%	8.0%	14.1%	23.2%	12.9%	12.4%	13.0%	12.8%	12.7%	13.6%	13.8%
Net Income	302,612	106,169	587,775	539,597	463,497	368,386	663,415	888,746	914,248	986,626	1,065,372	1,118,741	1,134,416
Net Margin (%)	31.2%	8.7%	41.8%	33.7%	26.9%	19.1%	33.7%	44.2%	44.5%	47.1%	49.8%	51.2%	50.9%

[1] "Interest on Equity Mechanism"

KPMG

File No. 82-3550

Companhia Suzano de Papel e Celulose

Appraisal report

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, whose main Office is located at Rua Dr. Renato Paes de Barros, 33, São Paulo, SP, with Taxpayer identification (CNPJ) 57.755.217/0001-29 and Regional Accounting Council (CRC) 2SP014428/O-6, and which is herein represented by its partner, José Luiz Ribeiro de Carvalho, Brazilian, married, accountant, Taxpayer Identification (CPF) 007.769.948-32, Regional Accounting Council Identification (CRC) 1SP141128/O-2, has been appointed by **Companhia Suzano de Papel e Celulose,** whose main office is located at Avenida Brigadeiro Faria Lima 1355, 5th to 10th floors, São Paulo, SP, with Taxpayer Identification (CNPJ) 60.651.726/0001-16 and by **Bahia Sul Celulose S/A**, whose main office is located at Avenida Tancredo Neves, 274 bloco B, rooms 121 to 123, Salvador, Bahia, with Taxpayer Identification (CNPJ) 16.404.287/0001-55, to act as appraiser of the shareholders' equity at book value of the former company to be merged in the latter and has prepared this report to present the results of its work.

1 - Objective

This report is issued for the exclusive objective of being part of the process to merger the shareholders' equity of **Companhia Suzano de Papel e Celulose** within **Bahia Sul Celulose S/A**, and should not be used for any other purpose.

2 - Appraisal criteria

For purposes of determining the value of the shareholders' equity of the company in the merge, the accounting appraisal criteria foreseen in articles 183 and 184 of Law 6404/76 have been used to evaluate asset and liability accounts in the balance sheet of **Companhia Suzano de Papel e Celulose** as of December 31, 2003 (Annex 1).

3 - Examinations performed and effective date

This appraisal was performed by comparing the asset and liability balances shown in the balance sheet as of December 31, 2003 with the books and documents of **Companhia Suzano de Papel e Celulose** and confirmation through the application of tests and use of appraisal criteria foreseen in articles 183 and 184 of Law 6404/76.

4 - Results of the evaluation

On the basis of the examinations that were performed and which are described in item 3, we concluded for the purposes described in item 1 and in accordance with the appraisal criteria described in item 2 that the shareholders' equity of **Companhia Suzano de Papel e Celulose** as of December 31, 2003, was R$ 2,384,248,962.45 (two billion, three hundred and eighty-four million, two hundred and forty-eight thousand, nine hundred and sixty-two reais and forty-five cents), composed in conformity with annex 1.

April 27, 2004

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2
Partner

Annex 1

Companhia Suzano de Papel e Celulose

Appraisal report

December 31, 2003

	R$
A - Asset	
Current assets	
Cash and cash equivalents	343,838,511.50
Trade accounts receivable	184,747,649.53
Inventories	210,113,399.10
Recoverable taxes	31,129,209.13
Deferred income and social contribution taxes	21,829,124.88
Other accounts receivable	55,653,752.21
	847,311,646.35
Noncurrent assets	
Related parties	24,856,064.39
Recoverable taxes	22,680,864.72
Deferred income and social contribution taxes	83,868,610.04
Other accounts receivable	19,723,483.97
	151,129,023.12

KPMG

	R$
Permanent assets	
Investments	
Subsidiaries	2,032,957,500.64
Other investments	17,585,030.07
Goodwill	319,772,374.34
	2,370,314,905.05
Property, plant and equipment	
Buildings	134,217,222.22
Machinery and equipment	1,269,127,108.36
Others	91,805,424.91
Land and farms	81,116,878.10
Timber resources	138,396,657.47
Construction in progress	223,535,422.75
Depreciation	(904,760,891.96)
	1,033,437,821.85
Deferred charges	9,805,249.96
Total assets	**4,411,998,646.33**

	R$
B - Liabilities	
Current liabilities	
Suppliers	97,429,202.79
Loans and financing	524,588,535.89
Taxes payable other than on income	4,322,698.74
Accrued salaries and payroll taxes	30,306,514.13
Related parties	26,051,625.11
Accounts payable	140,168,905.60
	822,867,482.26
Noncurrent liabilities	
Loans and financing	1,096,146,667.59
Deferred income and social contribution taxes	27,713,022.53
Provision for contingencies	81,022,511.50
	1,204,882,201.62
Total liabilities	**2,027,749,683.88**
C - Shareholders' Equity at book value at December 31, 2003 (A-B)	**2,384,248,962.45**

Celso Ratto
Accountant CRC - SP136282/0

KPMG

Bahia Sul Celulose S/A

Appraisal report

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, whose main Office is located at Rua Dr. Renato Paes de Barros, 33, São Paulo, SP, with Taxpayer identification (CNPJ) 57.755.217/0001-29 and Regional Accounting Council (CRC) 2SP014428/O-6, and which is herein represented by its partner, José Luiz Ribeiro de Carvalho, Brazilian, married, accountant, Taxpayer Identification (CPF) 007.769.948-32, Regional Accounting Council Identification (CRC) 1SP141128/O-2, has been appointed by **Companhia Suzano de Papel e Celulose,** whose main office is located at Avenida Brigadeiro Faria Lima 1355, 5th to 10th floors, São Paulo, SP, with Taxpayer Identification (CNPJ) 60.651.726/0001-16 and by **Bahia Sul Celulose S/A**, whose main office is located at Avenida Tancredo Neves, 274 bloco B, rooms 121 to 123, Salvador, Bahia, with Taxpayer Identification (CNPJ) 16.404.287/0001-55, to act as appraiser of the net equity at book value of the latter company to merge the former and has prepared this report to present the results of its work.

1 - Objective

This report is issued for the exclusive objective of being part of the process for the merger of the shareholders' equity of **Companhia Suzano de Papel e Celulose** within **Bahia Sul Celulose S/A**, and should not be used for any other purpose.

2 - Appraisal criteria

For purposes of determining the value of the shareholders' equity of the company in the merge, the accounting appraisal criteria foreseen in articles 183 and 184 of Law 6404/76 have been used to evaluate asset and liability accounts in the balance sheet of **Bahia Sul Celulose S/A** as of December 31, 2003 (Annex 1).

3 - Examinations performed and effective date

This appraisal was performed by comparing the asset and liability balances shown in the balance sheet as of December 31, 2003 with the books and documents of **Bahia Sul Celulose S/A** and confirmation through the application of tests and use of appraisal criteria foreseen in articles 183 and 184 of Law 6404/76.

4 - Results of the evaluation

On the basis of the examinations that were performed and which are described in item 3, we concluded for the purposes described in item 1 and in accordance with the appraisal criteria described in item 2 that the shareholders' equity of **Bahia Sul Celulose S/A** as of December 31, 2003, was R$ 1,972,200,015,25 (one billion, nine hundred and seventy-two million, two hundred thousand, fifteen reais and twenty-five cents), composed in conformity with annex 1.

May 31, 2004

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2-S-BA
Partner

Annex 1

Bahia Sul Celulose

Appraisal report

December 31, 2003

	R$
A - Asset	
Current assets	
Cash and cash equivalents	670,437,651.06
Trade accounts receivable	328,028,519.25
Inventories	104,894,083.24
Recoverable taxes	13,088,812.29
Deferred income and social contribution taxes	26,162,629.35
Other accounts receivable	5,585,258.91
	1,148,196,954.10
Noncurrent assets	
Deferred income and social contribution taxes	93,354,238.74
Advances to suppliers	46,249,501.81
Judicial deposits	15,041,512.95
Recoverable taxes	3,653,657.76
Other accounts receivable	3,073,661.85
	161,372,573.11

KPMG

	R$
Permanent assets	
Investments	
Subsidiaries	106,470,010.99
Property, plant and equipment	
Buildings	482,772,756.21
Machinery and equipment	1,718,007,452.67
Others	29,317,733.42
Land and farms	216,741,841.24
Timber resources	254,132,487.80
Construction in progress	68,208,791.49
Depreciation	(717,364,974.29)
	2,051,816,088.54
Deferred charges	15,752,827.98
Total assets	**3,483,608,454.72**

KPMG

	R$
B - Liabilities	
Current liabilities	
Suppliers	42,066,836.47
Loans and financing	862,012,289.91
Taxes payable other than on income	3,209,556.18
Accrued salaries and payroll taxes	14,771,935.89
Accounts payable	49,854,392.24
Dividends proposed/payable	40,229,625.00
Income and social contribution taxes	4,816,115.52
	1,016,960,751.21
Noncurrent liabilities	
Loans and financing	437,128,112.70
Accounts payable	32,841,880.57
Provision for contingencies	24,477,694.99
	494,447,688.26
Total liabilities	**1,511,408,439.45**
C - Shareholders' Equity at book value at December 31, 2003 (A-B)	**1,972,200,015.25**

Celso Ratto

Accountant CRC - SP136282/S-BA

File No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Brazilian listed company with authorized capital
CNPJ/MF No. 16.404.287/0001-55
N.I.R.E. No. 29.300.016.331

CONVOCATION
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting to be held on 15 September 2004 at 14.30 pm in the company's head office at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia, to decide on a proposal by the Executive Officers to make an amendment to Article 13 of line "d" of Article 31, and an addition to Paragraph 3 of Article 24, of the Company's Bylaws – to be followed by consolidation of the drafting to include the changes.

Salvador, 26 August 2004

David Feffer
Chairman of the Board of Directors

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
C.N.P.J.M.F. no. 16.404.287/0001-55
Publicly Held Company

NOTICE TO SHAREHOLDERS

The Company announces that, the Board of Directors, at a meeting held on September 20, 2004, approved the proposal for the payment of interest on equity. The Executive Officers fixed the payment date on September 30, 2004, in the amounts described below, with the taxation of fifteen percent (15%) of withholding income tax, according to current laws.

1 – INTEREST ON EQUITY

1.1. In the amount of R$ 50,336,749.14 corresponding to gross interest of:
- R$ 0.16664 per common stock,
- R$ 0.18330 per preferred stock class "A",
- R$ 0.18330 per preferred stock class "B".

1.2. The interest on equity will be assigned to the dividend value of the current fiscal year, for all corporate laws effects.

1.3. The entities with tax exemption must observe the current law, sending the tax exemption documentation until September 24, 2004, to the following address:
Suzano Bahia Sul Papel e Celulose S.A.
Gerência de Relações com Investidores
Av. Brigadeiro Faria Lima, 1355 – 7° andar – CEP 01452-919 – São Paulo – SP – Brazil
Tel: (55 11) 3037-9061 – e-mail: ronizuca@suzano.com.br

The outstanding stocks on September 21, 2004 shall have rights on interest on equity and shall be negotiated ex-right on September 22, 2004.

2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE INTEREST ON OWN CAPITAL

2.1. **Nominative Stocks:** The shareholders shall have their credits available in the beginning of the payment of this benefit, in the bank accounts informed to Banco Itaú S.A.

2.2. **Shareholders whose data is not up-to-date:** The interest on equity of shareholders whose registration data do not show either the taxpayer register ("CPF/CNPJ") or their credit options shall be paid after three (3) working days after either information is presented to Banco Itaú S.A.

2.3. At the same date, the amounts related to shareholders whose stocks are deposited at the stock exchanges, will be made available and will repass them to brokerage firms, so these companies shall credit those amounts to the shareholders.

2.4. **Addresses to attend the shareholders:** Branches of Banco Itaú S.A. specialized in shareholders attendance, in bank working hours.

São Paulo, September 20, 2004

Bernardo Szpigel
Financial and Investor Relations Director

File No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331
Minutes of Extraordinary General Meeting of Stockholders

DATE: 15 September 2004. **TIME:** 2:30pm. **PLACE:** Head Office, at Av. Tancredo Neves Nº 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Salvador, Bahia.

PRESENT: Stockholders representing more than two-thirds of the registered capital holding voting rights, and also holders of preferred shares without the right to vote.

OFFICERS OF THE MEETING: Rogério Ziviani, Chairman; Luiz Cesar Pizzotti, Secretary.

DOCUMENTS READ, AND PUBLICATIONS:

1. Convocation announcements: *Official Gazette* of the State of Bahia (28 and 31 August, and 1 September), *Gazeta Mercantil* (30 and 31 August, and 1 September), and *A Tarde* (28, 30 and 31 August).
2. Proposal by the Executive Officers to change Clause 13, and line (d) of Clause 31, and to insert an additional, third, paragraph in Clause 24, of the Company's Bylaws.

DECISIONS UNANIMOUSLY TAKEN BY THOSE PRESENT:

a) Approval of a change to Clause 13 of the Bylaws, to read as follows:
"**Clause 13:** The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, or by the Superintendent Director, and the stockholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The General Meeting of Stockholders may also be declared to be in session by the Investor Relations Director."

b) Approval of a change to item "d" of Clause 31 of the Bylaws, to read as follows:
"**d)** Any balance shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the General Meeting of Stockholders approves, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of guaranteeing continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital."

c) Approval of insertion of a third paragraph in Clause 24, to read as follows:
"**§ Three -** Having previously received the opinion of the Management Committee on the subject, the Board of Directors may, in a meeting, appoint, with the title on Joint Director, persons to direct or manage sectors or areas, and such procedure shall not result in delegation of powers which either by law or by these Bylaws are particular powers of the elected Directors, nor shall it attribute to them membership of any corporate body established by the Bylaws."

As a consequence, the consolidated text of the Bylaws of the Company, including the above alterations, duly initialed by the officers of the meeting, becomes part of these minutes as Appendix I.

The preparation of these minutes in the form of a summary of the facts, and publication in accordance with Paragraph 2 of Section 130 of the Corporate Law, is authorized.

These minutes were read, approved, and signed by those present. Salvador, 15 September 2004. Rogério Ziviani, Chairman of the Meeting. Luiz Cesar Pizzotti, Secretary.
The Stockholders:

p.p. SUZANO HOLDING S.A.
Luiz Cesar Pizzotti

p.p. IPLF HOLDING S.A.
Luiz Cesar Pizzotti

LUIZ CESAR PIZZOTTI

ROGÉRIO ZIVIANI

Appendix I

CONSOLIDATED BYLAWS

OF
SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

CHAPTER I

Name, head office, term of duration, objects

Clause 1 **BAHIA SUL CELULOSE S.A.** is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Clause 2 The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 The Company shall have indeterminate duration.

Clause 4 The objects of the Company are:

a) manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing sector;
b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in forest cultivation and management;
c) provision of services, and importation, exportation and commercial operation of goods related to the company's objects;
d) transportation, by itself or by third parties;
e) participation as a partner or holder of shares in any other company or undertaking; and
f) operation of port terminals.

CHAPTER II

Registered capital and shares

Clause 5 The subscribed registered capital is R$ 1,477,963,325.62 (one billion four hundred and seventy seven million nine hundred and sixty three thousand three hundred and twenty-five Reais and sixty-two centavos), divided into 285,277,173 (two hundred and eighty five million, two hundred and seventy seven thousand, one hundred and seventy three) shares without par value, of which 102,374,458 (one hundred and two million, three hundred and seventy four thousand, four hundred and fifty eight) are nominal common shares, 181,531,176 (one hundred

eighty one million, five hundred thirty one thousand, one hundred and seventy six) are class A book-entry preferred shares, and 1,371,539 (one million, three hundred and seventy one thousand, five hundred and thirty nine) are class B book-entry preferred shares.

§ One - The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of 198,959,525 (one hundred and ninety eight million, nine hundred fifty nine thousand, five hundred twenty five) class A preferred shares and 5,788,776 (five million seven hundred eighty eight thousand seven hundred seventy six) class B preferred shares, all exclusively book-entry type.

§ Two - In decisions on the issuance of preferred shares, the Board of Directors shall indicate the number, type and class of shares to be issued, price and conditions of the issue, whether the form of paying-in of subscription shall be at sight or for later payment, and in the latter case the minimum to be paid on subscription and the period and conditions for payment of the balance.

§ Three - In the event of an increase in capital, stockholders shall have the right of preference in subscription of the shares to be issued, in proportion to the number and type of shares that they hold, for a period of 30 (thirty) calendar days from the publication of the respective notice to stockholders.

§ Four - The Board of Directors may exclude the preference right for existing stockholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation

Clause 6 The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

§ One- Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Shares subscribed by Fundo de Investimentos do Nordeste – FINOR shall be paid by deposits of the corresponding quantity in a linked account with Banco do Nordeste do Brasil S.A. in the name of the Company, the release of the funds to take place after presentation of the proof of filing with the Commercial Board of the State and, according to the law, the Minutes of the Board of Directors which made the respective decision.

§ Three - The Class B preferred shares shall not be transferable until the date of issue of the Certificate of Project Completion by the competent Development Agency.

Clause 7 Holders of class A preferred shares shall have the following benefits:

a) priority in reimbursement of capital, in the event of liquidation of the Company;
b) full sharing in the results of the Company, subject to the terms of item "c" below;
c) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;
c) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, including a reserve relating to revaluation of assets, subject to item "c" above.

Sole sub-paragraph: The class A preferred shares shall not carry the right to vote, other than in circumstances in which the law gives them this right.

Clause 8 Holders of Class B preferred shares shall have the following benefits:

a) priority in distribution of a minimum dividend of 6% (six per cent) per year, calculated on that part of the registered capital made up of this type of class of shares;
b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;
c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to the terms of item "b" above;
d) priority in the reimbursement of capital in the event of liquidation of the Company;
e) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, including a reserve relating to revaluation of assets, subject to item "b" above;
f) full participation in the results of the Company, in such a way that no other type or class of share shall have superior ownership advantages in relation to the company's equity.

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

§ Three - In the event of an increase in capital the class B preferred shares shall not have right of preference for subscription of the new shares as long as they are held in the name of FINOR.

§ Four - There shall be no preference right for subscription of securities issued under the special law for tax incentives.

Clause 9 The Company has the right, by decision of its General Meeting of Stockholders, to create new classes of preferred shares, or increase the quantity of preferred shares of existing classes, without maintaining their proportion in relation to the other shares,

provided that the total number of preferred shares without the right to vote does not exceed 2/3 (two-thirds) of the registered capital. Preferred shares may also be created or increased in number to comply with a request of stockholders under Clause 10 of these Bylaws.

§ One - Decisions on the increase of registered capital shall indicate, in relation to the shares to be issued, how the first subsequent dividend to which the new shares are entitled shall be calculated.

§ Two - In the event of increase in capital by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity, type and class of shares as those existing at the moment prior to the increase, and the rights attributed to each type and class of shares issued by the Company must be fully obeyed.

Clause 10 Stockholders may at any time request conversion of all or part of their holdings of common shares into preferred shares. This will result in each common share being converted purely and simply into one preferred share, subject to the maximum limit set by the previous Clause.

Clause 11 Any stockholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

The General Meeting of Stockholders

Clause 12 The General Meeting of Stockholders shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Clause 13 The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, or by the Superintendent Director, and the stockholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The General Meeting of Stockholders may also be declared to be in session by the Investor Relations Director.

CHAPTER IV

Management of the Company

Clause 14 The following are the Company's management bodies:

a) the Board of Directors: and
b) the Executive Officers.

Clause 15 The Board of Directors is a committee decision body, and representation of the Company is a private right of the Directors.

Sole sub-paragraph: The term of office of the members of the Board of Directors and of the Executive Officers shall be 1 (one) year, but shall extend until new appointed members have been sworn in. Members may be reelected.

Clause 16 The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

Sole sub-paragraph: Starting with the Ordinary General Meeting of the year 2005, inclusive, holders of preferred shares representing at least 10% (ten percent) of the capital stock shall be entitled to elect, and remove, one member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling shareholders, in accordance with Section 141, Paragraph 4, sub-item II, of the Corporate Law, as amended by Law 10303 of 31 October 2001 with reduction of the original period stipulated in Section 8, Paragraph 4 of the same law from 2006 to 2005.

SECTION 1 – THE EXECUTIVE OFFICERS

Clause 17 The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, all stockholders, resident in or outside Brazil, elected by the General Meeting of Stockholders, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

Clause 18 The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Superintendent Director, with a minimum of 2 (two) days' notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first convocation is at least 2/3 (two-thirds) of its members and, on second convocation, the majority of its members. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One - Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings of this type, deliver to the head office, or send by fax, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding

minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two - All members of the Board of Directors have the right to be represented by one of their peers in the meetings of the Board of Directors, whether for formation of a quorum, or for voting, and have the option to indicate their vote to the party who is to represent them, or not to do so. This representation ceases simultaneously with the closing of the meeting of the Board of Directors.

§ Three - Similarly, votes shall be valid if made by letter, telegram, e-mail or fax, when received by the Chairman of the Board of Directors or his substitute, up to the moment of the meeting.

§ Four - The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company's external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five - The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 19 The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company's business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
b) to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;
c) to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;
d) to decide on issuance of preferred shares, in accordance with the first to fourth paragraphs of Clause 5 (five) of these Bylaws;
e) to state an opinion on the management report and accounts of the Executive Officers;
f) to choose, and to dismiss, the Independent Auditors, subject to the right of veto provided for by law;
g) to set the accounting criteria and practices;
h) to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

i) to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;
j) to monitor and evaluate the economic and financial performance of the Company;
k) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Stockholders;
l) to decide on the grant, or not as the case may be, of the right of preference to existing stockholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of Law 6404/76;
m) subject to the terms of line "l" above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
n) to authorize initial or subsequent participation of the Company as a partner, stockholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company's transactions, or disposal in any manner or form of any stockholding or interest which is part of the Company's assets;
o) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
p) to appoint the Investor Relations Director;
q) to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the Commercial Board of the State of Bahia:
    q.1) to sell, place a charge on, or acquire, goods of any type related to the Company's fixed assets;
    q.2) to give a real guarantee of any nature, or to give a chattel mortgage;
    q.3) to agree asset or liability financial transactions, including those known as "vendor" transactions, in which the Company is a guarantor for its clients;
    q.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;
    q.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;
r) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body; and
s) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 21 below.

Clause 20 For the purposes of: (i) increasing interaction and cooperation between the Executive Officers and the Board of Directors; (ii) providing deep analysis of material strategic matters, ensuring that there is adequate information and maximum quality and efficiency in the process of decision-making by the Board of Directors; and (iii) meeting the requirements of the latest rules on corporate governance, the Committees of the Board of Directors are hereby created, and their function shall be to give opinions on matters within their areas of competence, in accordance with these Bylaws and the decisions of the Board of Directors.

§ One - Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a *sociedade anônima*. The Board of Directors may dismiss or replace the members of the Committees at any time. The Committees shall decide by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two - The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three - The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 21 Without prejudice to the creation of other Committees by the Board of Directors, the following are now created:

a) *The Management Committee:* The Board of Directors shall specify its attributions, which shall include advising the Board of Directors in the fulfillment of its responsibilities in relation to the areas of finance and control, management of talents, remuneration, environment, safety, legal matters, new business, investments, relationship with the market, auditing, budgets, ethics and monitoring of results. This Committee shall give prior opinions when a decision of the Board of Directors relates to the matters referred to in the lines of Clause 19 (nineteen) of these Bylaws, except line (h).
b) *The Strategy Committee:* The Board of Directors shall specify its attributions, which shall include advising the Board of Directors in the fulfillment of its responsibilities in relation to the Company's long-term strategy. This Committee shall give prior opinions when a decision of the Board of Directors relates to the matters referred to in line "h" of Clause 19 (nineteen) of these Bylaws.

Clause 22 The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines "b", "c" and "d" below, at his exclusive option, of the respective Committees of the Board of Directors:

a) to represent the Board of Directors in dealings with other parties;
b) to suggest to the Board of Directors the general orientation of the Company's business to be transmitted to the Executive Officers;
c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors;
d) to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 23 In the event of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Vice-Chairmen of that body, and the person substituted shall appoint the substitute; and when this does not happen the

Board of Directors shall make such appointment. The same criterion shall be adopted when in similar cases any other member is replaced by one of his peers.

§ One - If a vacancy occurs on the Board of Directors, an Extraordinary General Meeting of Stockholders should be called, within no more than 20 (twenty) days, to decide on a replacement if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II - THE EXECUTIVE OFFICERS

Clause 24 The Executive Officers shall be the Superintendent Director and between 4 (four) and 9 (nine) others, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be stockholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One - The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two - The members of the Executive Officers are not permitted to give personal guarantees.

§ Three - Having previously received the opinion of the Management Committee on the matter, the Board of Directors may, in a meeting, appoint, with the title on Joint Director, persons to direct or manage sectors or areas, and such procedure shall not result in delegation of any powers that, either by law or by these Bylaws, are particular powers of the elected Directors, nor shall it attribute to them membership of any corporate body established by the Bylaws.

Clause 25 In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Chairman of the Board of Directors, from among the other members of the Board of Directors or of the Executive Officers;

b) any other Executive Officer, his replacement shall be appointed by the Superintendent Director, from among the other Executive Officers or from among the direct subordinates of, and on the recommendation of, the Executive Officer who is absent or subject to impediment, in which latter case the direct subordinate who is substituting the absent or impeded Executive Officer will take part in all the routine activities and will have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on the matters relating to the Executive Officer substituted, but shall not have the right to vote or to receive that Executive Officer's remuneration.

§ One - In the event of a seat on the Executive Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two - Subject to the terms of line "b" of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 26 The Executive Officers shall meet on convocation by the Superintendent Director, or by 2 (two) Executive Officers, with up to 2 (two) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Superintendent Director or his substitute.

§ Two - Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Superintendent Director shall have the casting vote.

§ Three - The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 27 The following shall be attributions of the Executive Officers:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Stockholders and of the Board of Directors, and cause them to be complied with;

b) to administer and manage the Company's business in accordance with the orientation established by the Board of Directors;

c) to produce monthly interim financial statements and deliver them to the Board of Directors;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures referred to in Clauses 32 (thirty-two) and 33 (thirty-three) of these Bylaws;

f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial,

financial and human resources plans, to be submitted by the Superintendent Director to the Board of Directors;

g) to decide on the transactions indicated in lines "q.1" to "q.4" of Clause 19 (nineteen) of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h) to inform the Management Committee in writing with a minimum of 5 (five) days' notice, whenever any General meetings of Stockholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company's business; and

k) to seek continuous improvement in the organizational climate and results.

Clause 28 In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its directors.

§ One - The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, one of them necessarily the Superintendent Director, and provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two - No powers may be subrogated under any power of attorney, except for the purposes of court proceedings, in which case subrogation shall be allowed with a Clause reserving equal powers for the delegating party.

§ Three - The Company may, subject to the terms of this Clause, be represented by a single Executive Officer:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company's account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b) before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c) before the Labor Courts, the Public Attorneys' Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four - Except for purposes of the Courts, and of representation of the Company in administrative disputes with government bodies and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 29 The following are attributions of the Superintendent Director:

a) without prejudice to the terms of Clause 28 (twenty-eight) above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company's activities in conformity with the orientation established by the Board of Directors;

d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e) to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company's activities and investments, discussing all the material aspects with him;

h) to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests;

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole sub-paragraph: Service of process on the Company shall be valid only when served on the Superintendent Director and one other Executive Officer.

CHAPTER V

The Audit Board

Clause 30 The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

Sole sub-paragraph: In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

Financial statements and allocation of net profit

Clause 31 The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Stockholders a proposal for allocation of the net profit for the business year, adjusted in the terms of Section 202 of the Corporate Law, subject to deductions, in the following order, in accordance with law:

a) a minimum of 5% (five percent) for the Legal Reserve Fund, until it reaches 20% (twenty percent) of the registered capital;

b) the amounts which must by law be allocated to Contingency Reserves;

c) the amount necessary for the payment of a dividend which, in each business year, represents 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporate Law. Dividends shall be declared with full observance of the rights, preferences, advantages and priorities of the existing shares, in accordance with law and with these Bylaws and, as the case may be, with resolutions of the General Meeting of Stockholders.

d) Any balance shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the General Meeting of Stockholders approves, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of guaranteeing continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One - As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these Bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two - Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three - The General Meeting of Stockholders may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 32 On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 33 Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a) declare a semi-annual dividend, on account of the annual dividend;
b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual financial statements, on account of the annual dividend.

Clause 34 The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

Liquidation

Clause 35 The Company shall go into liquidation in the circumstances provided for by law, and the General Meeting of Stockholders shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

- o -

Salvador, 15 September 2004.

Rogério Ziviani
Chairman of the Meeting

Luiz Cesar Pizzotti
Secretary of the Meeting